SCHEDULE 14A
(RULE 14a-101)
(Amendment 1)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

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Corrpro Companies, Inc.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement)

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CORRPRO
COMPANIES INC
For Every Corner of Your World

World Headquarters
1090 Enterprise Drive
Medina, OH 44256
Tel: 330/723-5082 • Fax: 330/723-0694
http://www.corrpro.com

January , 2004

To Our Shareholders:

On behalf of the Board of Directors and management, I cordially invite you to attend the Special Shareholders Meeting to be held on February , 2004, beginning at 10:00 a.m., Eastern Time. It will be held at the **[To be determined]**.

At the meeting, you will be asked to consider a number of very important proposals primarily relating to approval of a $13.0 million capital investment in the Company by CorrPro Investments, LLC, an entity controlled by Wingate Partners III, L.P. The details of the transaction and the specific business to be acted upon at the meeting are described in the accompanying notice of meeting and proxy statement.

As you can see from the enclosed information, you are being asked to vote in favor of proposals that would result in a new capital structure for the Company, including a long-term financing arrangement that we believe is necessary for the Company. As we have publicly announced, our existing loan agreements call for the repayment of all of our bank debt and certain amounts due under the Company's senior notes by January 31, 2004. In addition, the entire amount of our obligations due under our senior notes could also become due on January 31, 2004. If the proposed transactions described in the accompanying proxy materials are not approved by the required majority of the Company's shareholders, the Company may have no alternative but to consider filing for protection under applicable bankruptcy laws.

The Company has conducted a rigorous refinancing process and strongly believes that the transactions proposed are fair and in the best interests of the Company and its shareholders. By voting FOR the proposals, the Company will be able to implement the refinancing and recapitalization described in the accompanying proxy material.

It is important that your shares be represented at the meeting. Whether or not you plan to attend in person, you are requested to vote, sign, date and promptly return the enclosed proxy in the envelope provided.

Sincerely yours,

Joseph W. Rog
Chairman of the Board,
Chief Executive Officer,
and President

CORRPRO COMPANIES, INC.
1090 Enterprise Drive
Medina, Ohio 44256

NOTICE OF SPECIAL SHAREHOLDERS MEETING

TO BE HELD FEBRUARY   , 2004

To the Shareholders of CORRPRO COMPANIES, INC.:

Notice is hereby given that the Special Shareholders Meeting (the "Meeting") of CORRPRO COMPANIES, INC. (the "Company" or "Corrpro") will be held on   , February   , 2004, at 10:00 a.m., Eastern Time at **[To Be Determined]**, to consider and vote on the following proposals:

Proposal One

- Approval of (i) the proposal to enter into the transactions contemplated by the Securities Purchase Agreement, dated as of December 15, 2003 (the "Securities Purchase Agreement") between the Company and CorrPro Investments, LLC ("Purchaser"), pursuant to which the Company will issue and sell to Purchaser, a Delaware limited liability company controlled by Wingate Partners III, L.P. ("Wingate"), 13,000 shares of Series B Cumulative Redeemable Voting Preferred Stock, without par value (the "Series B Preferred Stock"), and a warrant (the "Purchaser Warrant") to purchase that number of shares of the Company's common shares, no par value (the "Common Stock"), equal to 40% of the Post Transaction Fully Diluted Shares (as defined below under "Proposal One: Approval of the Transactions — Dilution"), for an aggregate consideration of $13.0 million (together with the issuance of the American Capital Warrant described below, collectively, the "Transactions") and (ii) the issuance of the shares of Common Stock issuable pursuant to the Purchaser Warrant.

- Adoption of (i) an amendment to the Company's Amended and Restated Articles of Incorporation, as in effect on the date hereof (the "Existing Articles"), to authorize and create the Series B Preferred Stock and (ii) conforming amendments to the Existing Articles required to implement the terms of the Series B Preferred Stock.

Proposal Two

- Approval of (i) the issuance to American Capital Strategies, Ltd. ("American Capital") of a warrant to purchase that number of shares of Common Stock equal to 13% of the Post Transaction Fully Diluted Shares (the "American Capital Warrant," and together with the Purchaser Warrant, the "Warrants") and (ii) the issuance of the shares of Common Stock issuable pursuant to the American Capital Warrant.

Proposal Three

- Adoption of an amendment to the Existing Articles providing that the Ohio Control Share Acquisition Act shall not apply to acquisitions of the Company's equity securities.

Proposal Four

- Adoption of an amendment to the Existing Articles to entitle holders of Series B Preferred Stock to preemptive rights with respect to certain future issuances of the Company's equity and debt securities.

Proposal Five

- Adoption of an Amendment to the Company's Amended and Restated Code of Regulations, as in effect on the date hereof (the "Existing Regulations") removing the provision regarding classification of the Board of Directors and other technical conforming amendments.

Proposal Six

- Adoption of certain amendments to the Existing Regulations required to implement the Transactions.

Proposal Seven

- Adoption of an amendment to the Existing Regulations to increase the minimum time required for provision of notice to shareholders of shareholder meetings from seven to ten days.

Proposal Eight

- The Board is soliciting discretionary authority from shareholders to adjourn or postpone the meeting to permit further solicitation with respect to the Proposals.

Transaction of such other business as may properly come before the meeting or any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on January 15, 2004 as the record date for the determination of the shareholders entitled to notice of and to vote at the Meeting, and only shareholders of record at the close of business on that date will be entitled to vote at the Meeting.

All shareholders are cordially invited to attend the Meeting in person. WHETHER OR NOT YOU EXPECT TO BE PRESENT, YOU ARE REQUESTED TO VOTE BY TELEPHONE OR SIGN, DATE, AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE PREPAID ENVELOPE PROVIDED. If you are present at the Meeting and desire to vote in person, your proxy will not be used if you revoke your appointment of proxy so that you may vote your shares personally.


NOTICE


IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETING SO THAT THE PRESENCE OF A QUORUM FOR THE MEETING MAY BE ASSURED. EACH SHAREHOLDER IS REQUESTED TO EXECUTE AND PROMPTLY RETURN THE ENCLOSED PROXY.

By Order of the Board of Directors

John D. Moran
Secretary

January   , 2004

CORRPRO COMPANIES, INC.
1090 ENTERPRISE DRIVE
MEDINA, OHIO 44256

PROXY STATEMENT

SPECIAL SHAREHOLDERS MEETING
TO BE HELD FEBRUARY   , 2004

The enclosed Proxy is solicited on behalf of the Board of Directors of CORRPRO COMPANIES, INC. for use at the Special Shareholders Meeting of the Company to be held   , February   , 2004, at 10:00 a.m. Eastern Time, including any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Special Shareholders Meeting. The Meeting will be held at **[To Be Determined]**.

Record Date

Holders of record of shares of the Company's Common Stock, as of the close of business on January 15, 2004 (the "Record Date") are entitled to notice of and to vote at the Meeting. Each share of Common Stock is entitled to one vote. On the Record Date, the Company had 8,462,847 shares of Common Stock outstanding.

Voting of Proxies

The persons named as proxies on the proxy card will follow your voting instructions on the proxy card that you return. If no instructions are given, the persons named as proxies will vote signed proxies FOR each of the proposals described in this proxy statement. The persons named as proxies will vote the shares represented by proxy in their discretion on any matters not set forth herein that are voted on at the Meeting.

Solicitation of Proxies

The Company is soliciting the enclosed proxy on behalf of its Board of Directors (described throughout this proxy statement as the "Board of Directors" or the "Board"). In addition to the use of the mails, proxies may be solicited by personal interview, telephone and email. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of Common Stock held of record by such persons and the Company will reimburse them for reasonable out-of-pocket expenses incurred in connection therewith. The Company has engaged DF King & Co., Inc. to aid in the solicitation of proxies in order to assure a sufficient return of votes on the proposals to be presented at the Meeting. The cost of such services is estimated to be $7,500, plus reasonable distribution and mailing costs. Proxies also may be solicited by certain Company directors, officers, and employees, without additional compensation. All expenses incurred in connection with this solicitation will be borne by the Company.

First Mailing Date

This proxy statement is being mailed to shareholders on or about January   , 2004.

Revoking Your Proxy

You may revoke your proxy before it is voted at the Meeting. To revoke, follow the procedures listed under the section entitled "Voting Procedures/Revoking Your Proxy" at the end of this proxy statement.

Votes Required to Approve Proposals

Abstentions and broker non-votes shall be excluded from the determination of the votes cast with respect to any proposal for which authorization to vote was withheld. The presence of the holders of a majority of the total issued and outstanding shares of Common Stock in person or represented by duly executed proxies (including broker non-votes and abstentions) at the Meeting shall constitute a quorum for the transaction of business. The vote required for the adoption of each proposal is set forth in the discussion of the separate proposals. The adoption of each of Proposals One, Two, Three, Four, Five and Six is a prerequisite to the consummation of the Transactions set forth in Proposals One and Two. In addition, the amendments contained in Proposals Four, Five and Six, if approved, will only be effectuated if Proposals One, Two and Three are approved. The approval of each of Proposals Three, Seven and Eight, however, is not conditioned upon the approval of any other proposal.

The Board does not know of any business to be presented for consideration at the Meeting other than that set forth herein. If any other business properly comes before the Meeting or any adjournments or postponements thereof, the proxies will be voted on such matters in the discretion of the persons named as proxies on the proxy card.

Appraisal Rights

Holders of shares of Common stock do not have appraisal rights in connection with any of the proposals set forth herein.

Fiscal Year

Our fiscal year is the 12-month period beginning April 1 and ending March 31. Fiscal 2001 means our fiscal year that ended March 31, 2001. Fiscal 2002 means our fiscal year that ended March 31, 2002. Fiscal 2003 means our fiscal year that ended March 31, 2003. Fiscal 2004 means our fiscal year that ends March 31, 2004.

PROPOSAL ONE: APPROVAL OF THE TRANSACTIONS

The Board is currently seeking your approval of a recapitalization and refinancing plan we believe to be essential to the Company's future. In order to effect the recapitalization and refinancing plan, the Board is asking you to approve the following:

- the Transactions pursuant to which the Company will issue and sell to Purchaser 13,000 shares of Series B Preferred Stock and the Purchaser Warrant (and the shares of Common Stock issuable thereunder) for an aggregate consideration of $13.0 million; and

- the adoption of amendments to the Existing Articles to authorize and create the Series B Preferred Stock and certain conforming amendments required to implement the terms of the Series B Preferred Stock.

Background

This "Background" section sets forth a discussion of the events and circumstances affecting the Company and its Senior Lenders (as defined below) since fiscal 2001, and the efforts of the Company and the Senior Lenders to address them, which have resulted in the recommendation that you approve the proposed Transactions.

Defaults under Senior Debt in Fiscal 2001 and 2002. Due to industry trends, general economic conditions, losses on asset dispositions, expenses incurred in consolidation of offices and cost reduction programs, and pending legal proceedings, the Company experienced disappointing financial results from late fiscal 2001 to early fiscal 2003. Despite investments in sales and marketing initiatives, the Company's revenues and financial performance began to deteriorate in fiscal 2001 and, by the end of fiscal 2001, the Company had violated certain covenants contained in the documents evidencing its senior debt, which then consisted of a $50.0 million revolving credit facility (the "Senior Credit Facility") with a lending group led by Bank One, NA, as Agent ("Bank One"), and Senior Notes due in 2008 issued to The Prudential Insurance Company of America ("Prudential"), in the principal amount of $30.0 million (the "Senior Notes" and, together with the Senior Credit Facility, the "Senior Debt"). Furthermore, in the last quarter of fiscal 2002, Company management discovered accounting irregularities relating to the Company's Australian subsidiary. These accounting irregularities led to a number of administrative investigations and civil legal proceedings involving the Company and others, each adding expense to the Company's already burdened income statement and balance sheet. Thus, it was necessary for the Company to enter into forbearance arrangements with the holders of the Senior Debt (the "Senior Lenders"), which by their terms, among other things, obligated the Company to pay significant fees, modified the terms of the Senior Debt, deferred the expiration date of the Senior Credit Facility and certain principal payments due under the Senior Notes, and required the Company to develop and implement a potential financial restructuring plan and strategy that would address the repayment of the Senior Debt.

The first of these forbearance agreements was entered into by the Company and each of the Senior Lenders on June 29, 2001. Further amendments, which extended the forbearance agreements under the Senior Debt were negotiated and entered into in August 2001, November 2001 and February 2002. Failure to secure any of these amendments would have resulted in the Company having to repay indebtedness under its Senior Debt far in excess of its ability to make such payments and thus likely causing it to have to significantly restructure its Senior Debt or file for protection under federal bankruptcy laws. Given the potential damaging effect such a filing would have had upon the Company, its business, its employees and its shareholders, the Company determined that it was preferable to continue to pursue its restructuring plans and otherwise accept the terms and conditions imposed by the Senior Lenders in connection with the forbearance arrangements.

Defaults Under Senior Debt during Fiscal 2003. During fiscal 2003, management investigated the scope of the accounting irregularities related to its Australian subsidiary. In addition, in July 2002, a class action lawsuit seeking significant damages was commenced in Michigan against the Company relating to environmental compliance matters. The combination of the Company's declining financial performance, the cloud of litigation damage claims on several fronts and the costs associated with litigation and accounting issues gave the Senior Lenders cause for concern about the future viability of the Company and caused them to increase their insistence that the Company develop a viable financial restructuring plan that protected their interests.

In the first quarter of fiscal 2003, the Company began the implementation of the formal comprehensive business restructuring plan it had developed with the assistance of outside consultants as required by the Senior Lenders. The restructuring plan included specified asset sales, with the primary goal of reducing the Company's debt burden, and plans for further streamlining its operations. Notwithstanding these efforts, however, the Company's financial position did not improve rapidly enough, and the Company was forced to seek additional forbearance agreements with its Senior Lenders in September 2002. Pursuant to those agreements, the Company agreed to the engagement of an acceptable investment banking firm for the purpose of exploring various strategic alternatives, including refinancing and/or the sale of certain assets or divisions. In addition, the Senior Lenders received warrants to purchase an aggregate of 934,252 shares of the Company's Common Stock, subject to reduction for repayment of the indebtedness to the Senior Lenders by certain target dates (the "Existing Warrants").

In compliance with the provisions of the forbearance agreements, the Company formally retained Brown Gibbons Lang & Company Securities, Inc. ("Brown Gibbons Lang") as its financial advisor in November 2002, after a competitive bidding process involving the consideration of six potential investment banking firms, for purposes of the Company's refinancing and recapitalization efforts. Brown Gibbons Lang was previously engaged by us in June 2002 for purposes of marketing for sale our Bass-Trigon Software and Rohrback Cosasco Systems business units. As described below under the heading "The Recapitalization Process," Brown Gibbons Lang actively pursued both the sale of the Company's Bass-Trigon Software and Rohrback Cosasco Systems business units as well as a potential recapitalization of the Company.

Defaults Under Senior Debt in Fiscal 2004. As the Company implemented its lender-mandated financial restructuring plan, it made significant reductions in the amounts outstanding under the Senior Debt. During March 2003, with the assistance of Brown Gibbons Lang, the Company sold its Bass-Trigon Software and Rohrback Cosasco Systems business units, yielding aggregate proceeds of $9.4 million, net proceeds of which, were used to pay down a portion of its obligations under the Senior Debt. As a result of the foregoing sales, together with other targeted asset disposition, the number of shares of Common Stock issuable upon exercise of the Existing Warrants was reduced to 774,962 shares. Since the date of the initial forbearance arrangements, June 29, 2001, through November 30, 2003, the outstanding principal balances under the Senior Credit Facility and Senior Notes have been reduced from $38.1 million to $22.7 million and from $30.0 million to $24.8 million, respectively, through principal payments and the application of the net proceeds of divestitures conducted pursuant to the lender-mandated financial restructuring plan. In addition, the Company's reported operating results in fiscal 2004 began to show improvement over prior periods. However, during this period, the interest rates on the Senior Credit Facility and the Senior Notes have increased from prime plus 2.5% and 7.6% (plus a leverage fee if certain financial benchmarks were exceeded), respectively, to prime plus 5.0% and 11.85%, respectively. In addition, the Company was required to incur amendment fees and other expenses associated with the forbearance agreements. Despite substantial debt reduction in the face of increasing interest rates, the Company was not in compliance with certain of the financial covenants under its Senior Debt (as modified by the forbearance agreements) at the end of fiscal 2003. Accordingly, it was necessary for the Company to enter into another forbearance agreement with the Senior Lenders in August 2003 and to extend the maturity date of the Senior Credit Facility and defer the principal payment due July 31, 2003 under the Senior Notes. Under the terms of this agreement, the Senior Lenders imposed the requirement that the Company repay the Senior Credit Facility in full and make a principal payment of $8.7 million under the Senior Notes no later than October 31, 2003 and that the Company meet certain interim benchmarks.

In addition, as noted above, the expiration date of the Senior Credit Facility and the due date of a $7.6 million principal payment on the Senior Notes, both of which were scheduled to occur on July 31, 2003, and $1.1 million in principal payments due subsequent to July 31, 2003 on the Senior Notes, were extended to October 31, 2003, provided certain conditions were satisfied. One such condition was the signing of a letter of intent for the recapitalization of the Company on terms and conditions acceptable to each of the Senior Lenders. This condition was satisfied on September 12, 2003, by the execution of a letter of intent by the Company and Wingate. The October 31, 2003 forbearance expiration date and principal payment due date were further extended to January 31, 2004 by agreement with the Senior Lenders in November 2003, and the timing requirements of certain of the remaining conditions to the continued extension and forbearance were modified. Among the conditions for the continuation of the forbearance through January 31, 2004 were the timely achievement of certain goals, including: (i) receipt of draft commitment letters for new debt financing related to the proposed recapitalization transaction acceptable to the Senior Lenders; (ii) the execution of a definitive securities purchase agreement for the $13.0 million preferred stock investment provided for in the Wingate letter of intent; and (iii) the delivery of signed financing commitment letters providing for financing sufficient to enable repayment of the Senior Debt. Each of these conditions was met to the satisfaction of the Senior Lenders on December 15, 2003, with the Company's execution of the definitive Securities Purchase Agreement with Purchaser and the acceptance of the financing commitment letters from the new third-party lenders.

The Recapitalization Process. Following its engagement by the Company in November 2002, Brown Gibbons Lang actively sought traditional debt refinancing proposals involving the replacement of the Senior Debt, the replacement or placement of mezzanine securities and the investment of new equity, on behalf of the Company. Inasmuch as the proceeds from contemplated divestitures would not be sufficient to refinance obligations under the Senior Debt, new financing from the capital markets would be required to replace the existing financing, as required by the Senior Lenders. However, due to the Company's lack of consistent cash flow, nominal tangible assets to serve as security, the adverse effects on the U.S. business environment caused by war in Iraq, the overall depressed state of the debt markets and other factors, Brown Gibbons Lang advised the Company's Board at a meeting held May 22, 2003, that most of the parties contacted were not interested in a pure refinancing transaction, and a number of the potential equity providers had indicated that they would be more interested in a control transaction. Accordingly, it was likely that a significant portion of any new financing would need to consist of an equity infusion potentially involving a control position in the Common Stock. Under the circumstances, Brown Gibbons Lang recommended a continuation of the current process, and an expansion of that process to include control acquisition proposals from interested parties and potential strategic acquirers.

After consideration of the information provided by Brown Gibbons Lang with respect to market conditions for refinancing, the Board held deliberations with respect to the various alternatives facing the Company. The Board considered a variety of factors, including the impending payment defaults that would occur on July 31, 2003 absent a refinancing, under the Senior Credit Facility and the Senior Notes, the lack of an active proposal to refinance its existing debt, and the adverse impact a filing under the federal bankruptcy laws would have on the Company's business, its employees, customers, vendors, creditors and the value of the Common Stock. Based

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upon its consideration of these factors, the Board authorized the expansion of the scope of the engagement of Brown Gibbons Lang to include the solicitation of control acquisition proposals from qualified interested parties and potential strategic acquirers.

Furthermore, at the May 22, 2003, meeting, the Board formed a Special Committee, consisting of three of its members, two of whom — Messrs. Restivo and Millis — were non-employee directors and one of whom — Mr. Baach — was an employee director. On July 16, 2003, the Special Committee was charged by the Board with the review of strategic alternatives available to the Company, in light of the Company's lack of compliance with the provisions of the Senior Credit Facility and the Senior Notes, the impending expiration of the Senior Credit Facility and the impending principal payment due on the Senior Notes. As part of this charge, the Special Committee was to review the impact of any available strategic alternatives on all of the relevant constituencies under applicable law, namely the shareholders of the Company, its creditors, its employees and the communities in which it operated. On July 29, 2003, the membership of the Special Committee was changed by Board action such that all members of the Special Committee were non-employee directors. Accordingly, Mr. Baach resigned from the Special Committee and was replaced by Dr. Rogers, a non-employee director. Since that date, the Special Committee has consisted of Mr. Restivo as Chair, and Mr. Millis and Dr. Rogers. In addition, the primary focus of the Special Committee was expanded to include investigation of alternative capital financing sources in order to recapitalize the Company and refinance its outstanding Senior Debt. The Special Committee was also charged with assisting the Company in negotiating the various amendments and extensions to the Senior Credit Facility and the Senior Notes, premised upon the development and implementation of the recapitalization plan and monitoring the relationship between the Company and the Senior Lenders to determine whether and at what point it might be advisable for the Company to file for protection under the federal bankruptcy laws. The Special Committee retained legal counsel and the Brown Gibbons Lang engagement letter was amended to indicate that Brown Gibbons Lang was engaged by and would report directly to the Special Committee.

During the period from April through June 2003, a thorough refinancing and sale process was conducted, which included the solicitation by Brown Gibbons Lang of proposals for both a traditional refinancing and/or recapitalization and then, later, a control sale. As the initial part of this process, Brown Gibbons Lang contacted 346 potential equity investors (139 of which were potential strategic investors), 36 senior lenders and 99 junior lenders regarding the Company. Of those contacted, 165 interested parties entered into confidentiality agreements with the Company, and received a package of materials regarding the Company which included projections that reflected the impact of the Company's restructuring plan as well as eliminated unusual/non-recurring expenses. In addition, the projected results set forth in these materials were significantly better than the Company's actual historical results at that time. There was no interest from senior and junior lenders without an equity investment from a financial investor.

Brown Gibbons Lang subsequently re-contacted the parties who had previously expressed an interest in the traditional debt refinancing proposals and indicated that the Company had determined to pursue indications of interest regarding a possible control sale. After pursuit of initial discussions with interested parties, no serious interest in a transaction was demonstrated by a potential strategic buyer. As a result of the marketing process described above, preliminary indications of interest were submitted by 17 potential financing sources, 15 of which attended management presentations at the Company. Ultimately, five parties submitted letters of intent by the initial deadline imposed by the Special Committee.

Throughout the process of solicitation of competitive refinancing proposals, neither of the Senior Lenders exhibited an interest in making a competitive refinancing proposal and continued to insist that the Company had only a short period of time in which to refinance the full repayment of the Senior Debt, prior to the Senior Lenders declaring the Senior Debt to be in default and taking action to realize on their collateral.

As a result of the process described above, meetings with management, and other due diligence, five parties had submitted letters of intent by the initial deadline of August 11, 2003 imposed by the Special Committee. The Special Committee with the assistance of Brown Gibbons Lang had determined, on a preliminary basis, that the Wingate proposal and the proposal of a private equity group (hereinafter referred to as "Party B"), were the most promising proposals. In order to reduce the execution risk associated with the transactions and in order to improve the chances that the parties would be able to complete a transaction, both those parties were invited to

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take 10 more days to conduct further due diligence in order to get a better understanding of the Company, determine whether there were issues which would be problematic to the parties, and thus make a more informed proposal that had a minimum number of contingencies. Both parties were informed that the Company would reimburse actual out-of-pocket costs incurred with respect to such additional due diligence, up to a maximum of $50,000 per party.

Wingate accepted the offer of the Company and engaged legal and other professionals to perform additional due diligence during the time allotted. Party B declined to conduct additional due diligence; however, it communicated its continuing interest in pursuing a transaction. The Company then extended the same offer to another private equity group and one of the five bidders which had submitted a letter of intent (hereinafter referred to as "Party C"). Party C indicated a desire to conduct additional due diligence, and did so.

The interested parties were asked to submit their revised letters of intent by the close of business on August 22, 2003. Wingate and Party C submitted revised letters of intent, each dated August 22, 2003. Party B did not submit a revised letter of intent; however, it communicated its continuing interest in pursuing a transaction based on its previously submitted proposal letter.

A third entity, "Party D", had submitted a proposal on August 11, 2003, but indicated that its proposal was incomplete in that it wanted management to provide a targeted business plan in order to make a final proposal. The Special Committee determined, with the assistance of Brown Gibbons Lang, that it was not appropriate, given the timing constraints on the Company, to attempt to prepare the information requested by that party. Accordingly, that proposal was no longer actively considered.

A fourth entity, "Party E", withdrew its proposal prior to the August 22 deadline and indicated that it would instead be amenable to providing mezzanine financing with respect to proposals made by other parties.

The Special Committee and the Brown Gibbons Lang representatives met on Sunday, August 24, and the morning of Monday, August 25, prior to the Board meeting scheduled for that afternoon, and reviewed and evaluated all the proposals, with an emphasis on the proposals of Wingate and Parties B and C. Brown Gibbons Lang made a presentation to the Special Committee accompanied by written materials. In the presentation, the key terms of each proposal were outlined, and the strengths and weaknesses of each were summarized, including financial terms, execution methods and risks, closing conditions, the strength of the bidder's reputation in the financial community and its known deal history, and the level of due diligence and interest shown in the Company. Included in the presentation was a price-per-share analysis with respect to the bidders who wished to acquire the Company and fully buy out the existing shareholders, and a separate analysis involving the projected shareholder returns with respect to the Wingate proposal. The members of the Special Committee posed questions to and received answers from Brown Gibbons Lang in connection with its analysis and report.

After deliberation, the Special Committee, with the concurrence of Brown Gibbons Lang, determined to request authorization from the Board to pursue the Wingate proposal. The Special Committee reached its determination after considering the following favorable attributes of the Wingate proposal:

- It involved a recapitalization of the Company, with the injection of fresh capital for the purchase of preferred stock, along with the provision of new senior and subordinated debt from third party lenders, sufficient to repay the existing lenders and provide the Company with working capital going forward, thereby avoiding bankruptcy and its attendant problems;

- By its nature, existing shareholders would retain a stake in the Company, thereby allowing them to participate in and benefit from any upturn in the Company's performance in the future, albeit their ownership interest would be diluted by the securities to be issued in the transaction;

- The Wingate transaction did not force existing shareholders to be bought out at a time when the Company was in severe financial distress and therefore not able to obtain a reasonable valuation;

- It offered the least execution risk of the remaining proposals;

- Wingate had already performed substantial due diligence, and the quality and extent of its due diligence exceeded that of the other bidders; and

- Wingate had a proven track record of accomplishing transactions of this type.

After consideration of the foregoing, and deliberation with respect to the various alternatives available to the Company, including the proposals of Parties B and C, and following receipt of advice from Brown Gibbons Lang as to the specific details of the Wingate proposal, the Special Committee determined that the Wingate proposal was the best available alternative for the Company, and resolved to recommend to the Board the pursuit of the proposed Wingate transaction. The Special Committee determined that it would be in the best interest of the stakeholders in the Company to negotiate the letter of intent proposed by Wingate which, if accepted, would grant Wingate an exclusivity period during which the parties would work toward the negotiation of a definitive purchase agreement pursuant to which Wingate would purchase from the Company (i) shares of a new issue of the Company's Series B Preferred Stock, having an initial aggregate liquidation preference value of $13.0 million, and (ii) the Purchaser Warrant, for an aggregate consideration of $13.0 million, conditioned upon obtaining new credit for the recapitalized Company consisting of new senior financing and subordinated debt financing in the approximate amounts of $26.0 million and $14.0 million, respectively. Further, the delivery of a recapitalization proposal from a credible party, such as Wingate, to the Senior Lenders in advance of the September 1, 2003 deadline provided in the current extension agreements with the Senior Lenders, was of critical importance in maintaining the pursuit of recapitalization as an option for the Company.

Accordingly, the Special Committee, at the meeting of the Board of Directors held August 25, 2003, unanimously recommended that the Board authorize it to negotiate exclusively with Wingate with the goal of arriving at a mutually acceptable letter of intent. The recommendation of the Special Committee was accompanied by a presentation to the Board by Brown Gibbons Lang, substantially similar to that provided to the Special Committee at its meeting immediately prior to the Board meeting, of a summary of the marketing efforts it had undertaken to assist the Special Committee, and its evaluation of the Wingate proposal and other competing proposals.

At the Board meeting, the Special Committee, stressed that, though the Senior Lenders had granted forbearance and extension agreements to permit the Company to pursue a recapitalization and refinancing plan, it was the belief of the Special Committee that the Senior Lenders were generally skeptical of the ability of the Company to negotiate and consummate such a plan and were not going to continue to grant forbearances and extensions unless the Company was actively engaged in pursuing a recapitalization transaction that the Senior Lenders viewed as being viable and which provided for the complete repayment of the debt owed them by the Company. Absent such a transaction, the Special Committee indicated its belief that the Senior Lenders would move to exercise its rights under the existing Senior Debt documents. The Special Committee reported that, based on its and Brown Gibbons Lang's discussions with the Lenders, it believed that this type of forced restructuring by the Senior Lenders would have very likely eliminated the interests of the existing shareholders or left them with little more than a nominal equity interest in the Company going forward. If the Senior Lenders pursued this course of action, the Company's only alternative would have been to file for protection under Chapter 11 of the federal bankruptcy laws. The Special Committee expressed its belief that pursuit of the bankruptcy alternative would have likely resulted in a severe negative impact on the Company and, thus, on its stakeholders.

Accordingly, the Special Committee recommended that the factors regarding execution risk — that is, factors that indicated the greatest certainty of accomplishing the recapitalization in a timely fashion, such as reputation, prior deal history, interest in the Company, extent of due diligence and ability to obtain indications of financing interest from reputable lenders — be regarded as especially significant. The Special Committee indicated that it believed that continued cooperation from the Senior Lenders with respect to the Company's pursuit of its recapitalization plan could be expected only insofar as the Company was able to demonstrate measurable and timely progress in implementing a recapitalization plan. That progress would necessarily depend upon the cooperation of the prospective transaction party. The Special Committee further indicated that it believed, based on its interaction with the Senior Lenders, that the Company also needed to take the steps necessary to prepare to file for protection under the federal bankruptcy laws, in the event that obstacles were encountered in implementing the recapitalization plan and the Senior Lenders became unwilling to grant further forbearance and extension agreements, or were unwilling to continue to fund the Company's operations under the Senior Credit Facility.

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The Board members posed questions to and received answers from the Special Committee with respect to its recommendation and from the Brown Gibbons Lang representatives in connection with its analysis and report. After deliberation, and after reviewing the terms and conditions of the Wingate proposal and other available information, the Board of Directors, acting upon the recommendation of the Special Committee, authorized the Special Committee to negotiate the proposed letter of intent with Wingate and to present the negotiated letter to the Senior Lenders for their approval, prior to execution, under the terms of the then existing forbearance and extension agreements. It was then confirmed with the other two bidders that they had submitted their best and final proposals and the letter of intent proposed by Wingate, dated August 22, 2003, was presented to the Company's Senior Lenders with a request for their consent and with the statement that the Board had authorized execution of the letter of intent with Wingate, subject to the consent of the Senior Lenders.

The initial reaction of the Senior Lenders to the Wingate proposal was that it was rejected for a variety of reasons, including: (a) the financing contingencies, (b) their belief that the senior debt proposed by Wingate as part of its refinancing package was not achievable, (c) the length of the exclusivity period required by Wingate, and (d) the failure of the proposal to adequately provide for a substantial prepayment fee to Prudential, among other reasons. The Special Committee thereupon actively started investigating the steps necessary to prepare for a Chapter 11 filing, as the Special Committee was concerned that the issues raised by the Senior Lenders could not be timely resolved and that Wingate would lose patience and abandon interest in a transaction. After further discussions with the Special Committee and Brown Gibbons Lang in connection with the review by the Senior Lenders of the Wingate proposal, the Senior Lenders became more receptive to the Wingate proposal, and each of Bank One and Prudential articulated their separate concerns with respect to it. Bank One believed that the 60-day exclusivity period proposed by Wingate was too long, and proposed that it be reduced to 45 days. Prudential, on the other hand, was concerned that the Wingate proposal was potentially limiting of the amount of prepayment fees that it believed would be due it upon consummation of the recapitalization and refinancing contemplated by the Wingate proposal.

These concerns were conveyed to Wingate, which indicated a willingness to work with the Company to address the concerns of the Senior Lenders. Accordingly, Wingate and the Special Committee, in consultation with the officers of the Company and the Senior Lenders, arrived at an agreement as to the provisions of a revised Wingate proposal dated September 11, 2003. In the revised proposal, Wingate agreed to deliver to the Company by the 45th day a commitment letter for senior financing in substantially final form in order to continue to have the 60-day exclusivity period, and agreed to exclude the Prudential prepayment fee from the agreed transaction expenses cap in return for the Company's agreement to utilize the proceeds of the pending sale of the Company's Middle East operations to pay the Prudential prepayment fee, in an amount not to exceed $2.7 million. In addition, other clarifying and conforming changes were made to the Wingate proposal. These negotiations had improved, from the Company's and its stakeholders' point of view, the terms and conditions of the transactions contemplated by the prior letter of intent.

Following these negotiations, the Special Committee met and determined to recommend to the Board that it authorize the execution, on behalf of the Company, of the revised Wingate letter of intent. The Board, at a meeting held September 12, 2003, acting upon the recommendation of the Special Committee, unanimously approved the execution of the Wingate letter of intent which, after receipt of the written consent of the Senior Lenders, was thereupon executed by Wingate and the Company. Thereafter, the Special Committee pursued with Wingate the goal of obtaining, within the 60-day exclusivity period provided for in the letter of intent, senior and subordinated debt financing commitments acceptable to the Company and the Senior Lenders (as contemplated in the letter of intent) and the negotiation of the terms and conditions of the Series B Preferred Stock, the Purchaser Warrant and the Securities Purchase Agreement. In that connection, the Special Committee engaged Brown Gibbons Lang to deliver an opinion with respect to the fairness of the proposed Transactions, from a financial point of view, to the shareholders of the Company.

Recommendation of the Special Committee. Following completion of the negotiations with respect to documentation providing for the recapitalization and refinancing of the Company pursuant to the Wingate letter of intent, the Special Committee met on December 5, 2003 and received from Brown Gibbons Lang a preliminary presentation of the analysis supporting its fairness opinion.

The preliminary Brown Gibbons Lang fairness analysis was substantially similar to its final analysis as summarized under the heading "Opinion of Our Financial Advisor." It commenced with a summary of the material terms of the Wingate transaction, followed by a timeline of events with respect to the activities Brown Gibbons Lang had undertaken with respect to its engagement, including its efforts to assist the Company in obtaining further forbearance and extension agreements from the Senior Lenders. This was followed by an overview of the recapitalization to be effectuated by the Wingate transaction, including an illustration of the sources and uses of funds from the recapitalization plan and dilution calculations. The Brown Gibbons Lang representatives then discussed public market information with respect to the Common Stock. Brown Gibbons Lang then provided an explanation of its quantitative valuation methodologies, and concluded with a summary of the qualitative factors that it had considered in rendering its fairness opinion.

The members of the Special Committee posed questions to and received answers from the Brown Gibbons Lang representatives in connection with its analysis and report. After deliberation, and after reviewing the terms and conditions of the proposed transaction documents, the draft fairness opinion and other available information, the Special Committee, with the concurrence of Brown Gibbons Lang, determined to recommend to the Board of Directors that the Board approve the proposed Transactions.

A Board meeting had been convened on December 5, 2003, for the purpose of receiving the recommendation of the Special Committee and the preliminary presentation of the Brown Gibbons Lang fairness analysis supporting the fairness opinion that Brown Gibbons Lang was to render. At that Board meeting, the Special Committee unanimously recommended that the Board approve, and recommend to shareholders for approval, the proposed Transactions. The recommendation of the Special Committee was accompanied by a presentation to the Board by Brown Gibbons Lang, substantially similar to that provided to the Special Committee at its meeting immediately prior to the Board meeting.

The Board members posed questions to and received answers from the Special Committee with respect to its recommendation and from the Brown Gibbons Lang representatives in connection with its analysis and report. After deliberation, and after reviewing the terms and conditions of the documents, the draft fairness opinion and other available information, the Board of Directors determined, on a preliminary basis, to approve the proposed Transactions.

As certain terms of the Series B Preferred Stock remained to be cleared with The American Stock Exchange, the Board meeting was adjourned until clearance was received and the execution of the definitive Securities Purchase Agreement could be authorized and Brown Gibbons Lang's fairness analysis and opinion could be finalized and the opinion delivered. At a reconvened Board meeting on December 14, 2003, the Board of Directors unanimously approved the proposed Transactions and authorized the Special Committee to enter into the Securities Purchase Agreement on behalf of the Company. On December 15, 2003, the Brown Gibbons Lang fairness opinion was delivered and the Purchaser and the Company entered into the Securities Purchase Agreement, after obtaining the consent of the Senior Lenders.

Reasons for the Recommendation. The Board of Directors of the Company and the Special Committee believe that the matters submitted for your approval in this Proposal One are in the best interests of the Company and its shareholders. The Board's recommendation to approve the matters submitted in Proposal One is the result of a thorough process conducted due to the inability of the Company to repay its Senior Debt in accordance with its terms. The maturity of a substantial portion of the Senior Debt at July 31, 2003, and the determination of the Board that the viability of the Company would be at substantial risk if there was no plan in place to refinance the Senior Debt when it came due, was the impetus for the formation of a Special Committee of the Board. The charge of the Special Committee was to explore strategic alternatives that would result in a recapitalization and refinancing plan that would satisfy the Senior Lenders, and preserve value for the Company's shareholders. The Special Committee determined that the proposed Transactions with Wingate would meet those criteria in the following ways:

- The proposed Transactions would satisfy all of the Company's Senior Debt obligations while preserving a stake in the Company for the current shareholders.

- The Company would have been unable to have continued to elicit the cooperation and forbearance of its Senior Lenders without having made significant progress in the negotiation, structuring and implementation of a credible and achievable recapitalization and refinancing plan, such as that contemplated by the proposed Transactions.

- In the absence of the proposed Transactions, the Company would be faced with the difficult situation of struggling to conduct business operations, retain key employees and maintain its customer base while negotiating expensive forbearance agreements with the Senior Lenders, with their attendant operational limitations, while facing default on the payment of amounts of principal and interest far in excess of the resources available to the Company to make such payments.

- Absent a credible and achievable recapitalization and refinancing plan, such as the proposed Transactions, the likely eventual outcome for the Company under these circumstances was that it would be subject to foreclosure proceedings initiated by its Senior Lenders, or file for protection under the federal bankruptcy laws. The Company believes that either of these outcomes would significantly diminish if not eliminate the value of the Common Stock.

- The proposed Transactions represented the only viable alternative currently available to the Company and its stakeholders.

BASED UPON THE BOARDS' REVIEW OF THE FACTORS DESCRIBED ABOVE, THE RECOMMENDATION OF THE SPECIAL COMMITTEE, AND THE RECEIPT OF THE BROWN GIBBONS LANG FAIRNESS OPINION, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY APPROVE PROPOSAL ONE.

Requirement for Shareholder Approval. Article Seventh of the Existing Articles provides that at least 60% (i.e. a "supermajority") of the voting power of the Company is necessary to approve any amendment to the Existing Articles that affects, among other things, "the classification, *election*, or tenure of office of the directors. . . ." [Emphasis supplied.] Management believes that this provision may be interpreted to apply to the adoption of the proposed amendment to the Existing Articles designating the Series B Preferred Stock, due to the right to appoint the majority of the Board associated therewith (as discussed below). Accordingly, shareholder approval is being sought to amend the Existing Articles to create the Series B Preferred Stock. In addition, also proposed for approval are the adoption of conforming amendments to Article Fourth of the Existing Articles, changing the restriction on the number of Serial Preferred Shares designated as voting to 800,000 from 500,000, and removing the supermajority vote requirement of Article Seventh of the Existing Articles. The Existing Articles require 60% shareholder approval of the creation of the Series B Preferred Stock and the adoption of the foregoing conforming amendments.

Further, under the rules of The American Stock Exchange, on which the shares of Common Stock are listed for trading, the Company must obtain the approval of its shareholders with respect to any transaction which could result in the issuance of shares of Common Stock in excess of 20% of the number of outstanding shares of Common Stock. As it is likely that issuance of the Purchaser Warrant could result in the future issuance of shares of Common Stock in excess of 20% of the Company's currently outstanding Common Stock, shareholder approval is being sought.

The Transactions

THIS SUMMARY OF THE MATERIAL TERMS OF THE TRANSACTIONS IS INTENDED TO PROVIDE YOU WITH BASIC INFORMATION CONCERNING THE TRANSACTIONS; HOWEVER, IT IS NOT A SUBSTITUTE FOR REVIEWING, IN THEIR ENTIRETY, (I) THE SECURITIES PURCHASE AGREEMENT ATTACHED HERETO AS ANNEX A AND INCORPORATED BY REFERENCE HEREIN, (II) THE FORM OF PURCHASER WARRANT, ATTACHED HERETO AS ANNEX B AND INCORPORATED BY REFERENCE HEREIN AND (III) THE POWERS, DESIGNATIONS, PREFERENCES AND RIGHTS OF THE SERIES B CUMULATIVE REDEEMABLE VOTING PREFERRED STOCK IN SUBSTANTIALLY THE

FORM INCLUDED IN THE PROPOSED AMENDED ARTICLES (AS DEFINED BELOW) ATTACHED HERETO AS ANNEX C AND INCORPORATED BY REFERENCE HEREIN.

The Securities Purchase Agreement

On December 15, 2003, the Company entered into a definitive Securities Purchase Agreement with Purchaser, pursuant to which the Company has agreed to issue and sell to Purchaser for an aggregate purchase price of $13.0 million (i) 13,000 shares of the Series B Preferred Stock, with an initial liquidation preference of $1,000 per share, and (ii) the Purchaser Warrant to purchase up to a number of shares of Common Stock equal to 40% of the Post Transaction Fully Diluted Shares at an exercise price of $0.001 per share. The terms of the Series B Preferred Stock and the Purchaser Warrant are more fully described below. The closing of the Transactions (the "Closing") is subject to certain conditions, including, among other things, obtaining shareholder approval. If approved by the shareholders, it is anticipated that the Closing of the proposed Transactions would occur as soon as practicable thereafter. At the Closing, (i) the Company and Purchaser will execute an Investor and Registration Rights Agreement (the "Investor Rights Agreement") and (ii) the Company and Wingate will execute a Services Agreement (the "Services Agreement"), the terms of each of which are more fully described below.

Conditions to Closing. Purchaser's obligation to consummate the transactions contemplated by the Securities Purchase Agreement is conditioned upon the satisfaction or waiver of the following closing conditions:

- The representations and warranties of the Company contained in the Securities Purchase Agreement being true and correct in all material respects as of the date of the Closing (the "Closing Date");

- No action, suit or proceeding being in effect or pending by or before any governmental authority that would reasonably be expected to result in an unfavorable judgment, order, decree, stipulation, or injunction that would (i) prevent the consummation of the Transactions (ii) cause any of the Transactions to be rescinded following the consummation thereof, (iii) affect materially or adversely the right of Purchaser to own the Series B Preferred Stock or the Purchaser Warrant or (iv) affect materially and adversely the right of the Company or any of its subsidiaries to own its assets and to operate its business;

- No material adverse effect on the business, condition (financial or otherwise), assets, liabilities, working capital, prospects or results of operations of the Company and its subsidiaries, taken as a whole, shall have occurred;

- The Company obtaining all authorizations, approvals, or permits, if any, of any governmental authority or regulatory body (including, without limitation, the approval of the proposals contained herein by the Company's shareholders and any authorizations required by The American Stock Exchange) that are required in connection with the lawful issuance and sale of the Series B Preferred Stock and the Purchaser Warrant prior to the Closing;

- The Company's execution and delivery of the certificates representing the Series B Preferred Stock and the Purchaser Warrant;

- The Company taking all action necessary to terminate the Rights Agreement (as defined below);

- The Company's execution and delivery of the Investor Rights Agreement and the Services Agreement and satisfaction of all conditions contained therein;

- The Company's filing of the Company's proposed Amended and Restated Articles of Incorporation in the form attached hereto as *Annex C* (the "Amended Articles"), and the Amended Articles being in full force and effect at Closing;

- The Company taking all necessary action to adopt the proposed Amended and Restated Code of Regulations in the form attached hereto as *Annex D* (the "Amended Regulations"), and the Amended Regulations being in full force and effect at Closing;

- The Company's delivery of customary closing documents;

- The delivery to Purchaser of an opinion from the Company's legal counsel, Hahn Loeser & Parks, LLP, as of the Closing;

- No event occurring that could result in the undisclosed acceleration of the vesting of rights to exercise outstanding options or warrants of the Company;

- The Company taking all necessary corporate action to effect the appointment of Purchaser's designees as directors of the Company to take office at the Closing;

- The Company obtaining executed irrevocable letters of resignation from Messrs. Baach and Kroon as directors to be effective at Closing (Messrs Baach and Kroon would continue to be employees pursuant to applicable employment agreements);

- Brown Gibbons Lang's delivery to the Special Committee of a fairness opinion;

- No occurrence of the following by the Company or its subsidiaries: (i) an increase in the salary, wages or other compensation of any officer or employee of the Company or its subsidiaries, other than increases which are consistent with the prior practice and policy of the Company and its subsidiaries for such employee; (ii) the adoption, entering into, or becoming bound by any employee benefit plan, employment-related contract or collective bargaining agreement, or amendment, modification, or termination (either partially or completely) thereof; or (iii) establishing or modifying any targets, goals, pools, or similar provisions in respect of any fiscal year under any Company benefit plan, employment-related contract or other employee compensation arrangement or any salary ranges, guidelines, or similar provisions in respect thereof;

- The Company entering into a senior credit facility providing for a minimum of $40.0 million principal amount of senior debt financing (see description below of the CapitalSource Finance LLC ("CapitalSource") commitment under "Other Agreements — Senior Credit Facility");

- The Company issuing $14.0 million principal amount of subordinated notes (see description below of the American Capital commitment under "Proposal Two: Subordinated Debt");

- The amount of indebtedness of the Company and its subsidiaries on a consolidated basis immediately prior to the Closing not exceeding an amount equal to $49.0 million, subject to upward or downward adjustment as provided in the Securities Purchase Agreement (the "Indebtedness Cap");

- The Company having an amount of excess cash (excluding the amount of any net proceeds from the sale of any non-current assets and any assets reflected in "assets held for sale" on the Company's Form 10-Q for the quarterly period ended June 30, 2003, including, but not limited to, the Company's Middle East operations) immediately prior to the Closing that is equal to or greater than $4.1 million, which excess cash shall be available and used to fund the expenses related to the Transactions;

- Any payments required to bring the accounts payable of the Company and its subsidiaries and amounts owed by the Company to its employees up to current terms not exceeding $800,000;

- The aggregate amount of certain transaction costs in connection with the transactions contemplated by the Securities Purchase Agreement, the Subordinated Notes (as defined in "Proposal Two: Subordinated Debt"), and the New Senior Credit Facility (as defined below under "Other Agreements — Senior Credit Facility"), not exceeding $5,334,000, plus the aggregate cost of any insurance policies that provide run-off and/or tail coverage deemed reasonable by Purchaser as a result of the Transactions;

- The Company filing a listing application with The American Stock Exchange for the listing of shares of Common Stock issuable upon exercise of the Purchaser Warrant prior to Closing and continuing to have its shares of Common Stock listed for trading thereon without being notified by The American Stock Exchange after December 15, 2003 of any action or potential action that could result in delisting; and

- On or prior to the Closing Date, the Company's consummation of the sale of its Middle East operations in accordance with the conditions set forth in the Securities Purchase Agreement including, but not limited to, receipt of sufficient net proceeds to pay certain amounts owing to the Senior Lenders (excluding

certain proceeds from such sale currently held in escrow pending satisfaction of certain conditions), or entering into an arrangement with respect thereto acceptable to Purchaser, in its sole discretion.

Indemnification. The Company has agreed to indemnify Purchaser and its affiliates and hold them harmless from and against all claims, losses, damages, liabilities, obligations, penalties, costs and expenses incurred or suffered by Purchaser or its affiliates as a result of the breach by the Company of any of its representations, warranties, covenants or agreements made in the Securities Purchase Agreement or any of the other documents executed in connection with the Transactions. The Company will have liability to Purchaser and its affiliates with respect to claims only if the sum of their losses related to such breaches exceeds $250,000 in the aggregate, after which Purchaser and its affiliates shall be fully indemnified for all losses, including the $250,000 basket amount. With the exception of claims made for breaches of environmental representations, warranties, covenants and agreements or except in the event of fraud, gross negligence or willful misconduct, the indemnification liability of the Company is generally limited to $13.0 million, the purchase price paid by Purchaser for the Series B Preferred Stock and the Purchaser Warrant.

Representations and Warranties. The Securities Purchase Agreement contains representations and warranties by the Company relating to, among other things, the Company's corporate organization, due authorization, capitalization, the sale and issuance of the Series B Preferred Stock and the Purchaser Warrant, title to properties, related party transactions, compliance with laws, the status of the Company's intellectual property, the Company's material contracts, the Company's lack of undisclosed liabilities and material adverse changes, conflicts, third party approvals, labor relations, employee benefit plans, environmental matters, the Company's SEC filings, taxes, the Company's government contracts, warranty and related matters, export controls, restrictions on bank fees, litigation, financial statements and broker's fees. The Securities Purchase Agreement also contains representations and warranties of Purchaser relating to, among other things, due authorization, its status as an accredited investor and its investment intent, no conflicts and broker's fees.

Covenants and Agreements. The Company has agreed to take certain actions prior to the Closing, including:

- Using its reasonable best efforts to cause the closing conditions to be satisfied;
- Taking all action necessary in accordance with the Existing Articles, Existing Regulations, the rules and regulation of The American Stock Exchange and applicable law to duly call, give notice of, convene and hold a meeting of the Company's shareholders to obtain the approval of the shareholders of the Transactions;
- Conducting its business in the ordinary course of business;
- Not issuing any additional shares of capital stock of the Company, other than the issuance of Common Stock pursuant to the exercise of currently outstanding options or warrants of the Company;
- Listing the Common Stock issuable upon exercise of the Purchaser Warrant on The American Stock Exchange or other relevant market or system on which the Common Stock is listed;
- Other than any amounts that the Company was contractually committed to pay as of November 15, 2003, not paying any fees of any kind in connection with or pursuant to the terms of the Senior Credit Facility and the Senior Notes or any documents related thereto; and
- Using our best efforts to obtain all consents required to consummate the Transactions.

In addition, after the Closing, the Company has agreed to maintain at all times while the Purchaser Warrant is outstanding, a reserve of an adequate number of shares of duly authorized Common Stock for issuance in connection with the exercise thereof.

The Company has agreed that it will not, and it will use all commercially reasonable efforts to ensure that each of its representatives do not, initiate, solicit or encourage any third party from discussing or proposing a transaction that competes with the Transactions. It has further agreed that it will not engage in negotiations or discussions with, or provide any information or data to, any third party relating to a transaction that competes with the Transactions, or otherwise cooperate in any way with any third party to do or seek any of the foregoing. Notwithstanding the foregoing, the Company is permitted under the Securities Purchase Agreement to furnish

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information in response to an unsolicited written proposal regarding an alternative transaction and engage in negotiations with a third party relating thereto if the Board determines in good faith that (i) such alternative transaction is reasonably expected to result in a superior proposal to the Transactions (a "Superior Proposal") and (ii) after consultation with its independent outside counsel, the failure to furnish such information or engage in such negotiations would reasonably be expected to violate the Board's fiduciary duties under applicable law. In such a circumstance, the Company must immediately notify Purchaser of any inquiries, expressions of interest, or proposals or offers received by the Company or its affiliates or representatives relating to any alternative transaction, indicating in such notice the name of the third party, and must provide Purchaser with five business days to respond or make a competing offer.

In the event that the Company consummates a transaction based upon a Superior Proposal on or before December 15, 2004, the Company is obligated to pay to Purchaser a fee that is equal to the greater of (i) all fees, expenses and costs incurred by Purchaser and its affiliates in connection with the Transactions and the transactions contemplated by the New Senior Credit Facility and the Subordinated Notes or (ii) $500,000 (less certain funds already paid by the Company to Wingate in connection with its due diligence in the approximate amount of $50,000).

Termination. The Securities Purchase Agreement provides that Purchaser may terminate the transactions contemplated by the Securities Purchase Agreement at any time prior to the Closing (i) if approval of the Company's shareholders is not received prior to March 31, 2004, (ii) if the Company pays, or otherwise commits to pay, other than any amounts that the Company was contractually committed to pay as of November 15, 2003, any prohibited fees and expenses under the Senior Credit Facility and/or the Senior Notes prior to the Closing, (iii) if the Company has not sold its Middle East operations prior to March 31, 2004 in accordance with the conditions set forth in the Securities Purchase Agreement or (iv) if, on the earlier of (A) the projected Closing Date, (B) the 15th day after the Determination Date (as defined below) or (C) March 31, 2004, the Company's indebtedness exceeds the Indebtedness Cap, if such condition is not cured with two business days after such date. If Purchaser terminates the Securities Purchase Agreement pursuant to any of the foregoing, the Company shall pay Purchaser a termination fee equal to the greater of (i) the amount of fees, expenses and costs incurred or paid by Purchaser and its affiliates in connection with the transactions contemplated by the Securities Purchase Agreement, the New Senior credit Facility and the Subordinated Notes plus $250,000 or (ii) $1,250,000.

The Securities Purchase Agreement also provides that, in the event that Purchaser fails to satisfy certain conditions prior to the Closing, the Company may terminate the Securities Purchase Agreement twenty business days after the later to occur of (i) the approval by the Company's shareholders of the Transactions and (ii) the Company's sale of its Middle East operations (the "Determination Date"), in which case the Company would not be required to pay Purchaser the termination fee described above. The Company may also terminate the Securities Purchase Agreement, without payment of the termination fee, with the mutual consent of Purchaser or sixty days after the Determination Date.

Terms of the Series B Preferred Stock

The following summarizes the material terms and provisions of the Series B Preferred Stock and is qualified in its entirety by reference to the terms and provisions of Article Fourth of the proposed Amended Articles attached hereto as *Annex C.*

Rank. The Series B Preferred Stock will rank, with respect to the payment of dividends and rights upon liquidation, dissolution or winding up of the Company, senior to the Common Stock and each other class or series of capital stock of the Company the terms of which do not expressly provide that such class or series shall rank equal or senior to the Series B Preferred Stock with respect to the payment of dividends or rights upon liquidation, dissolution or winding up (collectively, "Junior Stock").

Dividends. The Series B Preferred Stock will accrue cumulative quarterly dividends at an annual rate of 13.5%. In the event the Company's EBITDA (as defined below) for the twelve months preceding any quarterly dividend payment date does not exceed $12.0 million, the annual dividend rate will increase to 16.5% for each subsequent calendar quarter during which the Company shall have failed to meet such EBITDA threshold. For purposes of the Series B Preferred Stock, EBITDA means, with respect to any period, the amount of the Company's earnings before interest, taxes, depreciation and amortization, excluding the effect of the monitoring fee payable to the persons designated by Wingate (as further described below under "Other Agreements — Services Agreement"), and including or excluding certain non-recurring adjustments thereto.

Dividends on the Series B Preferred Stock are payable to each holder thereof on the last day of each calendar quarter, at the Company's option, either (i) in cash, if then permitted under the terms of the Company's outstanding senior indebtedness and/or subordinated indebtedness or (ii) in additional shares of Series B Preferred Stock. Dividends payable in cash would be paid when, as and if declared by the Board of Directors out of funds legally available therefor. The terms of the Company's anticipated senior financing with CapitalSource (as described below under "Other Agreements — Senior Credit Facility"), would prohibit, unless approved by CapitalSource, the payment of any cash dividends on the Series B Preferred Stock while such debt is outstanding. Dividends payable in shares of Series B Preferred Stock would be paid when, as and if declared by the Board of Directors and whether or not there are profits, surplus or other funds of the Company legally available therefor.

Liquidation Preference. The liquidation preference of each share of Series B Preferred Stock is $1,000 per share, plus any accrued and unpaid dividends thereon. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series B Preferred Stock will be entitled to receive the liquidation preference per share of Series B Preferred Stock in effect on the date of such liquidation, dissolution or winding up, plus an amount equal to any accrued but unpaid dividends thereon as of such date before any distribution or payment is made to the holders of Junior Stock.

Under the terms of the Series B Preferred Stock, a liquidation, dissolution or winding up of the Company shall be deemed to include any sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the capital stock or assets of the Company or a merger, consolidation or other transaction or series of related transactions in which the Company's shareholders immediately prior to such transaction do not retain a majority of the voting power in the surviving entity, unless the holders of a majority of the then-outstanding shares of Series B Preferred Stock affirmatively vote or consent in writing that any such transaction shall not be treated as a liquidation, dissolution or winding up.

Redemption. The Series B Preferred Stock is redeemable at the option of the holders of a majority of the outstanding Series B Preferred Stock upon the occurrence of any of the following events with respect to the Company:

- the occurrence of any change in beneficial ownership, merger, consolidation, sale or other disposition of assets, or other similar type event that constitutes a "change of control" or similar-termed event, or a breach or other triggering event, under the terms of the Company's senior indebtedness and/or subordinated indebtedness;

- the acceleration of any amounts due under the Company's senior indebtedness and/or subordinated indebtedness;

- any issuance or sale of the Company's equity securities in a public or private offering resulting in aggregate net proceeds to the Company in excess of $20.0 million;

- any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary; or

- the occurrence of certain bankruptcy and insolvency events.

In addition, if then permitted by the holders of the Company's senior indebtedness and/or subordinated indebtedness, the Series B Preferred Stock would be redeemable at the option of a majority of the holders of Series B Preferred Stock upon the occurrence of any of the following events with respect to the Company:

- the acquisition of 20% or more of the outstanding voting securities of the Company by any person or group, other than through the ownership or acquisition of the Series B Preferred Stock, the Purchaser Warrant, or the shares of Common Stock issued upon exercise of the Purchaser Warrant;

- a consolidation or merger involving the Company, other than a consolidation or merger under a transaction in which (i) the outstanding voting stock of the Company remains outstanding or (ii) the

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beneficial owners of the outstanding voting stock of the Company immediately prior to such transaction beneficially own less than 80% of the voting stock of the surviving entity immediately following such transaction;

- the sale, transfer, assignment, lease, conveyance or other disposition in one or a series of transactions of in excess of 20% of the assets of the Company, or assets of the Company resulting in aggregate net proceeds to the Company in excess of $20.0 million; or

- the aggregate amount of indebtedness of the Corporation is equal to or less than $2.0 million.

Voting Rights. Each share of Series B Preferred Stock shall entitle the holder thereof to vote on all matters voted on by the holders of Common Stock, voting together with the holders of Common Stock and all other voting stock of the Company as a single class at all annual, special and other meetings of the shareholders of the Company. Initially the Series B Preferred Stock will have approximately 51% of the total voting power of the Company. Such percentage is subject to adjustment based on shares outstanding in the future at any particular time. The percentage of voting power is mathematically calculated as follows: In any vote in which the holders of Series B Preferred Stock are entitled to vote with the holders of Common Stock, each share of Series B Preferred Stock shall entitle the holder thereof to cast that number of votes equal to the quotient of (i) the product of (A) 1.0408, multiplied by (B) the total number of votes that may be cast by the holders of all Post Transaction Fully Diluted Shares as of the record date for such vote, divided by (ii) 13,000. For example, for such time as (i) *all* 13,000 shares of Series B Preferred Stock originally issued remain outstanding, (ii) *only* those shares of Common Stock included in the number of Post Transaction Fully Diluted Shares remain outstanding, and (iii) there are no new issuances of voting securities of the Company other than in connection with rights outstanding on the Closing Date, the Series B Preferred Stock will represent approximately 51% of the voting power of the Company on all matters put before the holders of Common Stock for vote. Future issuances of voting securities of the Company not contemplated at the Closing will proportionately reduce the voting power of the Series B Preferred Stock.

In addition to the foregoing, the approval of the holders of a majority of the outstanding Series B Preferred Stock, voting separately as a class, is required to:

- amend, modify or alter any provision of the Amended Articles or the Amended Regulations that adversely affect the rights of the holders of the Series B Preferred Stock;

- consummate a merger or consolidation of the Company or sale of in excess of 40% of the assets of the Company;

- consummate a liquidation, dissolution, winding up, recapitalization or reorganization of the Company;

- effect any material acquisition or series of acquisitions, joint venture or strategic alliance involving the Company;

- pay any dividends or distributions on, or make any other payment in respect of, any capital stock of the Company, except for dividends and distributions payable (i) on the Series B Preferred Stock or on any shares of capital stock of the Company ranking equal or senior to the Series B Preferred Stock, or (ii) to the holders of Common Stock in the form of additional shares of Common Stock;

- authorize, designate, sell or issue any capital stock or debt securities (other than, with respect to debt securities, any senior indebtedness) of the Company and/or its subsidiaries, except for (i) issuances of shares of Common Stock after the initial issue date of the Series B Preferred Stock issuable upon exercise of options or rights granted to directors, officers or employees of the Company under existing or future option plans of the Company, provided that the aggregate amount of such issuances do not exceed 15% of the Post Transaction Fully Diluted Shares, (ii) issuances of Common Stock upon exercise of the Existing Warrants or (iii) issuances of Common Stock upon exercise of the Warrants; or

- redeem or purchase any capital stock of the Company, except for (i) redemptions of Series B Preferred Stock contemplated by the terms of the Amended Articles, and (ii) payments to American Capital upon exercise of its right to require the Company to redeem or repurchase the American Capital Warrant or the shares of Common Stock issuable upon exercise of the American Capital Warrant (see "Proposal Two: Terms of the American Capital Warrant — Adjustments in the Exercise Price and Number of Shares").

Right to Board Seats. The terms of the Series B Preferred Stock also provide that for so long as at least 40% of the shares of Series B Preferred Stock issued at the Closing remain outstanding, the holders of Series B Preferred Stock will have the right to appoint a majority of the full Board of Directors. Further, it is contemplated that the size of the current Board will be increased by two members effective immediately after shareholder approval of the Transactions and prior to the Closing. It is also expected that, upon consummation of the Transactions, Messrs. Baach and Kroon will resign from the Board (although they will remain in the employ of the Company) and Messrs. Lynham, Millis, Restivo, Rog and Rogers will continue to serve on the Board. Three of the four vacancies (created by the resignations and increase in Board size) will be filled by appointing new Purchaser designees and two of the existing independent directors will be designated as Purchaser designees. The one remaining additional Board position will be filled by appointment in accordance with the contractual rights of American Capital as discussed below under the heading "Proposal Two: Subordinated Debt." The biographies of the three new Purchaser designees to the Board are set forth below:

Jay I. Applebaum. Mr. Applebaum (age 41) is a Principal of various Wingate entities, including the indirect general partner of each of Wingate Partners II, L.P. and Wingate Partners III, L.P. Mr. Applebaum joined Wingate in 1989. Prior to joining Wingate, Mr. Applebaum participated in the formation of Plexus Financial Services, Inc., a holding company for businesses with revenues of approximately $225 million. Prior to joining Plexus Financial Services, Mr. Applebaum was employed by Salomon Brothers Inc, where he served with the firm's Merger and Acquisitions Group in New York. Mr. Applebaum currently serves as a director of one privately held Wingate portfolio company, and has previously served as a director of one other privately held Wingate portfolio company. Mr. Applebaum received his B.B.A. from the University of Texas at Austin.

James A. Johnson. Mr. Johnson (age 49) is a Principal of various Wingate entities, including the indirect general partner of each of Wingate Partners II, L.P. and Wingate Partners III, L.P. Mr. Johnson joined Wingate in 1990. From 1980 to 1990, Mr. Johnson was a Principal with Booz-Allen & Hamilton, an international management consulting firm. Mr. Johnson has served as a director of United Stationers Inc., a publicly held wholesale distributor of office products, and Kevco, Inc., a publicly held distributor of building products to the manufactured housing industry, which filed a bankruptcy petition under Chapter 11 of the United States Bankruptcy Code on February 5, 2001. Mr. Johnson currently serves as a director of three privately held Wingate portfolio companies, and has previously served as a director of three other privately held Wingate portfolio companies. Mr. Johnson received his B.S. in Industrial Engineering from Stanford University and his M.B.A. from the Stanford Graduate School of Business.

Jason H. Reed. Mr. Reed (age 36) is a Vice President of various Wingate entities, including the indirect general partner of each of Wingate Partners II, L.P. and Wingate Partners III, L.P. Mr. Reed joined Wingate in 1998. Prior to joining Wingate, Mr. Reed was a Case Leader at Boston Consulting Group, an international management consulting firm. Over the course of his six year career in consulting, Mr. Reed worked on numerous projects in the areas of corporate strategy and operational improvement. Mr. Reed serves as a director for two privately held Wingate portfolio companies. Mr. Reed received his B.S. in Economics and Finance from Oklahoma State University, his M.S. in Finance from the London School of Economics, and his M.B.A. from the Harvard Business School.

Preemptive Rights. After the initial issue date of the Series B Preferred Stock, the Company may not issue or sell any capital stock or debt securities (other than senior secured indebtedness of the Company) unless prior to such issuance or sale, each holder of Series B Preferred Stock has first been given the opportunity to purchase, on the same terms and conditions on which such securities are proposed to be issued or sold by the Company, such holder's proportionate share of 51% of the securities to be issued or sold by the Company. Holders of Series B Preferred Stock will not have preemptive rights to purchase:

- shares of Common Stock issued after the initial issue date of the Series B Preferred Stock upon exercise of options or rights granted to directors, officers or employees of the Company under existing or future option plans of the Company, provided that the aggregate amount of such shares does not exceed 15% of the Post Transaction Fully Diluted Shares;

- shares of Common Stock issuable upon exercise of the Existing Warrants;

- shares of Common Stock issuable upon exercise of the Warrants;

- shares of Common Stock issuable upon conversion of convertible securities of the Company outstanding on the initial issue date of the Series B Preferred Stock; or

- shares of Series B Preferred Stock issued in accordance with the terms of the Amended Articles.

Transferability.   Shares of Series B Preferred Stock generally may be sold or otherwise transferred to a single purchaser in one transaction involving all of the outstanding Series B Preferred Stock. Any other sale or transfer of Series B Preferred Stock must be approved by a committee of disinterested directors of the Board of Directors, which consent may not be unreasonably withheld. If a committee of disinterested members of the Board of Directors approves all future transfers of Series B Preferred Stock, then such approval will be irrevocable and be binding upon the Company as to any future transfer of Series B Preferred Stock.

Terms of the Purchaser Warrant

The following description summarizes the material terms of the Purchaser Warrant. You are urged to read carefully the form of Purchaser Warrant in its entirety, a copy of which is attached as *Annex B*.

Number of Shares and Exercise Price.   At the Closing, the Company will issue to Purchaser a warrant to purchase that number of shares of Common Stock equal to 40% of the Post Transaction Fully Diluted Shares.

Exercisability and Expiration.   The Purchaser Warrant will be exercisable at any time prior to its expiration, in whole or in part at an exercise price of $0.001 per share. The Purchaser Warrant will expire on the tenth anniversary of the date of its issuance.

Transferability.   The Purchaser Warrant is freely transferable, subject to compliance with applicable securities laws.

Adjustments in the Exercise Price and Number of Shares.   The exercise price and the number of shares issuable upon exercise of the Purchaser Warrant will be subject to:

- customary anti-dilution adjustments for stock dividends, stock splits, recapitalizations and similar events;

- customary weighted average anti-dilution adjustments for issuances of stock options and convertible securities at prices below fair market value; and

- customary adjustments due to business combinations and other transactions affecting the Common Stock.

Also, the number of shares issuable upon exercise of the Purchaser Warrant will increase if, as a result of anti-dilution adjustments to the Existing Warrants that are attributable to the Transactions, such Existing Warrants become exercisable for shares of Common Stock, in the aggregate, significantly in excess of the Post Transaction Fully Diluted Shares. In such an event, the number of shares issuable upon exercise of the Purchaser Warrant will increase in proportion to the increase in the number of shares subject to the Existing Warrants caused by the anti-dilution adjustments thereto. The precise amount of additional shares issuable under the Existing Warrants as a result of the Stock Issuances and the contemplated stock option issuances is based upon the allocation of consideration received by the Company to the Warrants as determined by the Board and the market price of the Company's Common Stock on the Closing Date. Thus, such amount cannot be determined until the Closing Date.

Other Agreements

Investor and Registration Rights Agreement.

In connection with the Transactions, the Company and Purchaser will enter into an Investor Rights Agreement at the Closing. At any time after the Closing, any holder of the Purchaser Warrant holding at least 30% of the shares of Common Stock issued or issuable upon exercise of the Purchaser Warrant (the "Warrant Shares") has the right to require the Company to use its best efforts to file a registration statement with the Securities and Exchange Commission (the "SEC") and cause such registration statement to become effective to register all or a portion of such holder's Warrant Shares under the Securities Act of 1933, as amended (the "Securities Act"). Upon the effectiveness of such a registration statement, such holder will have the right to resell any such Warrant Shares. The Company is obligated to effect no more than three such demand registrations. Additionally, at any time the Company proposes to file any other registration statement with the SEC (except one filed on Form S-8 or Form S-4 or any successor form thereto), the holders of the Warrant Shares will have the right to receive notice of and to request that the Company register all or a portion of such holder's Warrant Shares as a selling stockholder on any such registration statement. If a proposed registration is made pursuant to an underwritten offering, the underwriters have the right, subject to certain conditions, to limit the number of Warrant Shares included in the registrations.

In general, all fees, costs and expenses of a registration will be borne by the Company. Under the Investor Rights Agreement, the Company has agreed to indemnify the holders of the Warrant Shares against, and provide contribution with respect thereto, certain liabilities relating to any registration in which shares of such holders are sold under the Securities Act.

The Investor Rights Agreement provides that any holder of Warrant Shares who is the beneficial owner of at least 5% of the then outstanding Common Stock will have the right to obtain certain financial and other information from the Company. In addition, for so long as the number of Warrant Shares is equal to or in excess of 10% of the then outstanding Common Stock, the holders of a majority of the Warrant Shares will be entitled to have a non-voting observer attend all meetings of the Board of Directors.

The Investor Rights Agreement also provides that for so long as Purchaser is the record holder of all the shares of the Series B Preferred Stock issued at the Closing, the Warrant Shares will not be voted by Purchaser on any matter voted upon by the holders of Common Stock. In addition, for so long as Purchaser is the record holder of at least 40% of the shares of Series B Preferred Stock issued at the Closing, the Company will, upon written notice from Purchaser, take all action necessary to cause the authorized number of members of the Board of Directors to be increased or decreased to that number requested by Purchaser, subject to the requirements of the Company's Articles of Incorporation and Code of Regulation then in effect.

Services Agreement. At the Closing, Wingate and the Company will execute the Services Agreement, pursuant to which Wingate agrees to consult with the Board of Directors in such a manner and on such business and financial matters as would be reasonably requested from time to time by the Board, including financial advisory, management advisory, strategic planning, monitoring and other related services, in exchange for which the Company will pay an annual non-refundable services fee of $400,000, payable quarterly in advance, to such persons designated by Wingate. In lieu of paying any quarterly installment of the services fee in cash, the Company may, at its option, or if the Company is restricted from paying any such quarterly installment in cash under, or the Board determines that payment of such quarterly installment in cash would result in a default under, the terms of the New Senior Credit Facility or the Subordinated Notes, delay payment and accrue any unpaid portion of the services fee, without interest.

In addition, the Company will reimburse Wingate for all disbursements and expenses incurred in connection with the performance of services under the Services Agreement (either exclusively relating to the Company or jointly with respect to multiple entities, in which case Wingate shall invoice the Company for its allocable portion of such expenses). Reimbursable expenses shall include, but not be limited to, travel expenses, telephone expenses, messenger and delivery fees, fees and expenses of counsel, accountants and consultants and other advisors. The Services Agreement also provides that the Company must pay a closing fee in the aggregate amount of $500,000 at the Closing to certain entities designated by Wingate, including American Capital and CapitalSource.

The Services Agreement also provides that Wingate and its affiliates will not be liable to the Company or any of its affiliates for any losses, payments, obligations, damages, costs and expenses arising out of, relating to, or in connection with the Services Agreement or the performance of services thereunder. In addition, the Company will be obligated to indemnify Wingate and its affiliates for any losses, payments, obligations, damages, costs and expenses incurred by Wingate and its affiliates arising out of, relating to, or in connection with the Services Agreement or the performance of services thereunder.

The Services Agreement will have an initial term of eight years, which term will automatically renew for successive one year periods thereafter unless either party notifies the other of its desire to terminate the Services Agreement. In the event that the Services Agreement is terminated, the Company will not be relieved of its obligation to pay Wingate any accrued but unpaid portion of the services fee, to reimburse Wingate for all disbursements and expenses incurred in connection with the performance of services under the Services Agreement, or to indemnify Wingate and its affiliates for any losses, payments, obligations, damages, costs and expenses incurred by Wingate and its affiliates arising out of, relating to, or in connection with the Services Agreement or the performance of services thereunder.

Amendment and Termination Agreements.   In November 2000, the Company entered into Change of Control Agreements with Joseph Rog, Michael K. Baach, George A. Gehring, David H. Kroon, Robert M. Mayer, John D. Moran and Barry W. Schadeck in order to retain such individuals in the event of a change of control. Such change of control agreements had obligated the Company to make aggregate payments in excess of $2.5 million to such individuals in the event of a change of control. Effective October 23, 2003, the Company and the individuals, who were represented by independent counsel, negotiated and executed Amendment and Termination Agreements with respect to the Change of Control Agreements. Pursuant to the Amendment and Termination Agreements, all rights to payment under the Change of Control Agreements were forfeited by the executives, provided the following conditions were satisfied:

- the Closing of the issuance and sale of the Series B Preferred Stock shall have occurred;

- the Company shall not have amended the executive's employment agreement prior to the Closing in a manner adverse to the executive (except with respect to Mr. Rog);

- on or prior to the Closing, the Company shall have amended the executive's employment agreement extending the term thereof to March 31, 2006 (except with respect to Mr. Rog, as described below);

- on or before the 180th day after the Closing, the Company will have reserved a total pool of shares of Common Stock to be issued upon exercise of existing and future stock options granted to employees, officers and directors of 15% of the amount of Post Transaction Fully Diluted Shares;

- on or before the 180th day after the Closing, if the executive is employed, has been terminated without good cause, or has resigned for a reason permitted by his employment agreement, he shall have been granted a stock option to purchase at least 100,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock using the volume weighted average price for the 30 day period prior to the 90th day after the Closing Date (the "Executive Determination Date") and a stock option to purchase at least 100,000 shares of Common Stock at an exercise price equal to two times the fair market value of the Common Stock on the Executive Determination Date, which options will vest in equal installments over 5 years, provided, however, that if the executive is terminated without good cause or resigns for a reason permitted by his employment agreement, his options shall vest at the greater of 50% or the percent vested according to the five year vesting schedule (except with respect to Mr. Rog);

- all stock options held by the executive prior to the Closing with exercise prices above fair market value, shall have been repriced, if so elected by the executive, such that 50% of such options shall have exercise prices equal to the fair market value of the Common Stock on the Executive Determination Date and 50% of such options shall have exercise prices equal to the two times the fair market value of the Common Stock on the Executive Determination Date, which options will vest in equal installments over 5 years, provided, however, that if the executive is terminated without good cause or resigns for a reason permitted by his employment agreement, his options shall vest at the greater of 50% or the percent vested according to the five year vesting schedule (except with respect to Mr. Rog);

- in the case of Mr. Rog, any new options granted or options that are modified or repriced will vest in equal installments over five years and shall continue to vest even after Mr. Rog's termination from employment or resignation or removal from the Board, provided however, that his unvested options will be forfeited if he is terminated with cause or he resigns for a reason other than as permitted by his employment agreement, and the vesting of his options will stop upon either his violation of the non-compete provisions of his employment agreement or, if, after his employment terminates for any reason other than for cause or his resignation as permitted by his employment agreement, Mr. Rog resigns from the Board on or before the fifth anniversary of the Closing without the consent of a majority of the other Board members;

- if the executive is employed six months after the Closing or has been terminated without good cause (or, in the case of Mr. Rog, has resigned under certain circumstances), than he shall have received a $50,000 bonus; and

- the Company shall not modify the structure, terms, or conditions of the Company's bonus plan for the fiscal year ending March 31, 2004.

Employment Agreement of Joseph Rog.   Joseph Rog is the Chairman, President and Chief Executive Officer of the Company. Following the Closing, he will remain on the Board of Directors; however, at the Closing, it is contemplated that he would step down as Chairman and would thereafter, subject to the hiring of a successor, retire from his positions as President and Chief Executive Officer. In anticipation of the completion of the Transactions, a search has commenced for a successor President and Chief Executive Officer. Effective on the Closing Date, the Company and Mr. Rog will enter into a new Employment Agreement (the "New Employment Agreement") which will expire on March 31, 2005. The New Employment Agreement will provide that, in the event that Mr. Rog is terminated without good cause (as would be contemplated pursuant to his retirement arrangement) prior to the expiration of its term, the Company will pay him a severance amount equal to 24 months' base salary, auto allowance and other benefits. Further, in the event that Mr. Rog's employment is terminated prior to March 31, 2004, he shall also be entitled to receive, among other things, an amount equal to a full year's participation in the Company's annual bonus plan. The payment amounts to Mr. Rog under the New Employment Agreement in the event of his separation from service will not be substantially different from the Company's severance payment obligations under his current employment agreement. All other terms of the New Employment Agreement, including those relating to retirement benefits, are substantially the same as those under his existing agreement.

Rights Plan Amendment.   On July 23, 1997, the Company adopted a plan designed to deter hostile acquisitions. The plan was effectuated by declaring a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock of the Company on such date. Each Right entitled the registered holder thereof to purchase from the Company one one-hundredth (1/100) of a Series A Junior Participating Preferred Share, without par value, of the Company at a price of $75.00 per one one-hundredth of a Preferred Share, subject to adjustment, upon the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons had acquired beneficial ownership of 20% or more of the outstanding Common Stock or (ii) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Stock. The description and terms of the Rights are set forth in a Rights Agreement between the Company and ComputerShare Investor Services LLC as successor Rights Agent (the "Rights Agreement"). Currently, the Rights Agreement provides that it will terminate on July 23, 2007.

In order to ensure that the Transactions will occur without the Rights becoming effective, at the direction of the Board and in connection with the Board's approval of the Transactions, the Company and the Rights Agent have amended the Rights Agreement, effective December 15, 2003, to provide that the execution of the Securities Purchase Agreement shall not cause Purchaser or its affiliates or associated persons to be deemed an "acquiring person" thereunder. Further, the Company intends to adopt an additional amendment to the Rights Agreement at or prior to Closing, which will accelerate the termination date thereof to the Closing Date.

Senior Credit Facility.   In connection with the sale of the Series B Preferred Stock, the Company intends to enter into new credit arrangements consisting of subordinated debt with American Capital (see "Proposal Two") and senior secured financing from CapitalSource in the form of a senior secured credit facility of up to $40.0 million (the "New Senior Credit Facility"). The New Senior Credit Facility will consist of a revolving credit line of up to $20.0 million based upon a borrowing base tied to the Company's receivables, which will also include a letter of credit sub-facility of $7.0 million, and a term loan of up to $20.0 million with a five-year maturity. The amount of the term loan will be reduced by the amount of any incremental indebtedness incurred by the Company's UK subsidiary. Borrowings under the revolving credit facility will bear interest at the prime rate plus 1.75% and borrowings under the term loan will bear interest at the prime rate plus 3.50%, subject to a floor of 7.5%. The New Senior Credit Facility will be secured by a first priority security interest in the Company's assets. The New Senior Credit Facility will be set forth in documentation containing representations, warranties, covenants and closing conditions customary for transactions of this type, including the payment of customary fees and expenses and will be closed simultaneously with the Closing. In the event that the Company shareholders do not approve Proposals One through Six as set forth in this proxy statement, the Company will be obligated to pay CapitalSource a breakup fee of $300,000 plus the reimbursement of all of CapitalSource's costs and expenses incurred in connection with the Transactions. CapitalSource is a subsidiary of CapitalSource Inc. headquartered in Chevy Chase, Maryland, with more than $3 billion in loan commitments, offering asset-based, senior, cash flow and mezzanine financing to small and mid-sized businesses. The Company paid a $100,000 commitment fee to CapitalSource upon execution of a commitment letter on December 15, 2003 related to the foregoing facility.

Both Capital Source and American Capital have co-investment rights, permitting them to purchase up to an aggregate total of $3,000,000 of the Series B Preferred Stock. The exercise of such co-investment rights would reduce the amount invested by Purchaser in the Series B Preferred Stock and would not result in the issuance of additional shares of Series B Preferred Stock by the Company.

Opinion of Our Financial Advisor

Overview

On November 21, 2002, we retained Brown, Gibbons, Lang & Company Securities, Inc. to act as our independent financial advisor in connection with the evaluation of various strategic alternatives available to the Company, and on August 25, 2003, the Special Committee was added as a party to that engagement. On October 28, 2003, the Special Committee retained Brown Gibbons Lang to render its opinion as to the fairness from a financial perspective to our existing non-management shareholders of the proposed recapitalization transactions. At a reconvened Special Committee meeting on December 14, 2003, Brown Gibbons Lang rendered its oral opinion, later confirmed in writing, to the effect that as of such date and based upon the assumptions made, matters considered and limitations and qualifications set forth in such opinion, the proposed recapitalization transactions were fair, from a financial point of view, to our existing non-management shareholders. Brown Gibbons Lang has not been requested to, and does not expect to, update its opinion again prior to the consummation of the proposed recapitalization transactions. No limitations were imposed by the Special Committee or us upon Brown Gibbons Lang with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the Brown Gibbons Lang opinion is attached to this Proxy Statement as *Annex E*. The description of the Brown Gibbons Lang opinion set forth herein is qualified in its entirety by reference to the full text of the Brown Gibbons Lang opinion. We urge our shareholders to read the Brown Gibbons Lang opinion in its entirety.

As addressed by Brown Gibbons Lang's fairness opinion, the proposed recapitalization transactions include: Purchaser's purchase of the Series B Preferred Stock and Purchaser Warrant, American Capital's purchase of the Subordinated Notes and American Capital Warrant, CapitalSource's commitment for the New Senior Credit Facility, and the discharge of the Company's debt to the Senior Lenders. Brown Gibbons Lang's fairness opinion does not include analyses of fees and expenses payable under the Securities Purchase Agreement and Related Documents, and also does not address post-closing matters such as the annual fee payable under the Services Agreement, the anticipated management option program, the manner in which the terms of the Securities Purchase Agreement and related documents may actually be applied post-closing, the manner in which Purchaser may exercise its control post-closing, and similar matters.

In arriving at its opinion, Brown Gibbons Lang reviewed and analyzed, among other things, (i) the Securities Purchase Agreement, the related documents, the Senior Credit Agreement and the Senior Note Purchase

Agreement, (ii) certain historical and current financial and operating information of the Company, (iii) certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company, including projected financial and operating data concerning the Company, (iv) the Company's common stock trading price history, (v) a comparison of the financial performance of the Company with that of certain other publicly-traded companies which Brown Gibbons Lang deemed reasonably comparable or otherwise relevant to its inquiry, (vi) the acquisition valuation multiples of certain recent extraordinary business combination transactions of companies which Brown Gibbons Lang deemed reasonably comparable to the Company or otherwise relevant to its inquiry, (vii) the results of a thorough refinancing and sale process conducted by Brown Gibbons Lang as financial advisor to the Company during the summer of 2003, and (viii) such other quantitative and qualitative reviews, analyses and inquiries as Brown Gibbons Lang deemed appropriate. In addition, Brown Gibbons Lang discussed the Company's history, current operations, financial condition, competitive positioning and growth opportunities with management, and reviewed such other information, financial studies, analyses, investigations and financial, economic and market criteria as Brown Gibbons Lang deemed relevant.

In its review and analysis and in rendering its opinion, Brown Gibbons Lang relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy, completeness and fair presentation of all financial and other information that was provided to Brown Gibbons Lang by us (including, without limitation, the information described above and the financial projections and financial models prepared by us regarding our estimated future performance), or that was otherwise reviewed by Brown Gibbons Lang. The Brown Gibbons Lang opinion was expressly conditioned upon such information (whether written or oral) being complete, accurate and fair in all respects. With respect to the financial projections and financial models provided to and examined by Brown Gibbons Lang, Brown Gibbons Lang noted that projecting future results of any company is inherently subject to uncertainty. We informed Brown Gibbons Lang, however, and Brown Gibbons Lang assumed, that such projections and models were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of our management as to our future performance. In addition, in rendering its opinion, Brown Gibbons Lang assumed that we will perform in all material respects in accordance with such projections and models for all periods specified therein. Although such projections and models did not form the principal basis for the Brown Gibbons Lang opinion, but rather constituted several of many items that Brown Gibbons Lang considered, changes to such projections and models could affect the opinion rendered.

In its review, Brown Gibbons Lang did not obtain any independent evaluation or appraisal of our assets or liabilities, nor did Brown Gibbons Lang conduct a comprehensive physical inspection of any of our assets, nor was Brown Gibbons Lang furnished with any such evaluation or appraisal or report of such physical inspection, nor did Brown Gibbons Lang assume any responsibility to obtain any such evaluation, appraisal or inspection. The Brown Gibbons Lang opinion is based on economic, monetary, political, regulatory, market and other conditions existing and which could be evaluated as of the date of the opinion; however, such conditions are subject to rapid and unpredictable change and such changes could affect the conclusions expressed in the opinion. Brown Gibbons Lang made no independent investigation of any legal or accounting matters affecting us, and Brown Gibbons Lang assumed the correctness of all legal and accounting advice given to us and our Board of Directors, including, without limitation, advice as to the accounting and tax consequences of the proposed recapitalization transactions to us and our shareholders.

In rendering the opinion Brown Gibbons Lang also assumed that: (i) the proposed recapitalization transactions will be consummated on the terms described therein without any waiver of any material terms or conditions and that the conditions to the consummation of such transactions set forth in the Securities Purchase Agreement and related documents will be satisfied without material expense, except as noted therein; (ii) at the date of the opinion there was not, and there will not as a result of the consummation of the proposed recapitalization transactions be, any default or event of default under any indenture, credit agreement or other material agreement or instrument to which we or any of our subsidiaries or affiliates are a party; (iii) all of our material assets and liabilities are, to the extent required to be so set forth or disclosed under generally accepted accounting principles, as set forth or disclosed in our consolidated financial statements; and (iv) this proxy statement discloses all material information to the Company's shareholders, and does not omit to disclose any information necessary to make that which is disclosed not materially misleading.

The Brown Gibbons Lang opinion addressed only the fairness from a financial point of view to our existing non-management shareholders of the proposed recapitalization transactions, and in rendering such opinion Brown Gibbons Lang did not recommend that we, our Special Committee, our Board of Directors, any of our shareholders or any other person take any specific action, including without limitation how any shareholder should vote on any matter relevant to such proposed recapitalization transactions. The opinion does not constitute a recommendation of such transactions over any alternative transactions which may be available to us or our shareholders and does not address our underlying business decision to effect such transactions. No opinion was expressed by Brown Gibbons Lang as to whether any alternative transaction might be more favorable to the existing non-management shareholders than the proposed recapitalization transactions. Finally, Brown Gibbons Lang did not opine as to the market value or the prices at which any of our securities may trade at any time.

The Brown Gibbons Lang opinion was provided for the benefit and use of our Special Committee and our Board of Directors in their consideration of the proposed recapitalization transactions. The opinion may be reproduced in full and summarized in this proxy statement and any other proxy materials used to solicit necessary shareholder approvals for the proposed recapitalization transactions, but may not otherwise be used, reproduced, disseminated, quoted or referred to in any manner or for any purpose without Brown Gibbons Lang's prior written approval. The Brown Gibbons Lang opinion was one of many factors considered by our Special Committee and Board of Directors in deciding to approve the proposed recapitalization transactions.

Valuation Analyses

At the meetings of our Special Committee and our Board of Directors held on December 5, 10, and 14, 2003, Brown Gibbons Lang presented certain financial analyses in connection with the delivery of its opinion. The following is a summary of the material financial and other analyses performed by Brown Gibbons Lang in rendering its opinion and is being provided to you for your reference. This summary of the financial and other analyses is not a complete description of all of the analyses performed by Brown Gibbons Lang. Furthermore, except to the extent otherwise indicated, Brown Gibbons Lang did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Brown Gibbons Lang's analyses must be considered as a whole. Considering any portion of such analyses or the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying the opinion. Brown Gibbons Lang expressly disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion of which Brown Gibbons Lang becomes aware after the date of the opinion.

As part of its approach to valuing the Company, Brown Gibbons Lang utilized several complementary valuation methodologies:

- *Comparable Companies Analysis.* Brown Gibbons Lang estimated our value in part by reference to publicly traded companies that Brown Gibbons Lang believed to offer similar products, to have similar operating and financial characteristics and/or to service similar markets. Given the uniqueness of the Company and its businesses, Brown Gibbons Lang indicated that the Comparable Companies Analysis may or may not be indicative of the value of the Company.

- *Comparable Transactions Analysis.* Brown Gibbons Lang estimated our value in part relative to recent merger and acquisition transactions that Brown Gibbons Lang believed to involve similar businesses. Given the uniqueness of the Company and its businesses, Brown Gibbons Lang indicated that the Comparable Transactions Analysis may or may not be indicative of the value of the Company.

- *Results of Refinancing and Sale Process.* Brown Gibbons Lang reviewed the scope, process and results of the refinancing and sale process implemented in the summer of 2003 in the context of the issues facing the Company.

The public companies deemed comparable to the Company were: Ameron International Corporation; CFC International; Exponent, Inc.; Flour Corp.; H.B. Fuller Company; Insituform Technologies; Puget Energy, Inc.; Quaker Chemical Corporation; RPM International; and Washington Group International, Inc.

The transactions deemed comparable were: Insituform Technologies, Inc.'s acquisition of Insituform East, Inc.; Quaker Chemical Corp.'s acquisition of Eural Srl; RPM Inc.'s acquisition of the US cement business of Boral Ltd.; Insituform Technologies, Inc.'s acquisition of Sewer Services, Ltd.; Acquisitor Holdings Bermuca Ltd / JO Hambro Capital's acquisition of Baker (Michael) Corp.; RPM Inc.'s acquisition of Koch Waterproofing Solutions; MTC Technologies Inc.'s acquisition of AMCOMP Corp.; Sterling Construction Co.'s acquisition of Kensel Heavy Highway Construction; Bureau Veritas SA's acquisition of US Laboratories Inc.; The Carlyle Group's acquisition of URS Corp.; Key Energy Services Inc.'s acquisition of Q Services Inc.; Nabors Industries Inc.'s acquisition of Enserco Energy Service Co Inc.; Quaker Chemical Corp.'s acquisition of Epmar Corp.; Quaker Chemical Corp.'s acquisition of United Lubricants Corp.; Allis-Chalmers Corp.'s acquisition of Jens Oilfield Services Inc.; Puget Energy, Inc.'s acquisition of Skibeck Pipeline Co.; Valspar Corp.'s acquisition of Coil, Spray Applied Door, & Rigid Packaging Unit of Berkshire Hathaway; Hadron Inc.'s acquisition of Analex Corp.; Reynolds Smith & Hills Inc.'s acquisition of Sylva Engineering Corp.; TRC Cos Inc.'s acquisition of SITE-Blauvelt Engineers; EA Engineering Holdings LLC's acquisition of EA Engineering Science & Technology Inc.; Private Group led by ESOP of STV Group Inc.'s acquisition of STV Group Inc.; Puget Energy, Inc.'s acquisition of Texas Electric Utility Construction, Inc.; and National Fuel Gas Co.'s acquisition of Player Petroleum Corp.

Due to the uniqueness of the Company and its businesses, Brown Gibbons Lang indicated that the comparable companies and comparable transactions analyses may or may not be indicative of the Company's value. The results of the refinancing and sale process conducted by Brown Gibbons Lang during the summer of 2003 were deemed to be a more direct indicator of the Company's value at that time, and accordingly, Brown Gibbons Lang gave those results relatively greater weight in reaching its conclusion. Brown Gibbons Lang also considered various qualitative factors, including but not limited to the lack of available financing alternatives, the Company's distressed financial condition and the potential effects on the Company of a failure to obtain additional financing in the near term.

With our permission, Brown Gibbons Lang did not analyze the value of the Company on a discounted cash flow basis, primarily because such an analysis is of limited utility in valuing financially distressed entities with a demonstrated lack of financing alternatives. Also with our permission, Brown Gibbons Lang did not analyze the value of the Company on a liquidation basis. Although Brown Gibbons Lang considered our common stock trading price history, Brown Gibbons Lang determined that the absence of liquidity in the market for our common stock and the lack of analysts following our common stock made historical trading prices an inappropriate measure of the fairness of the proposed recapitalization transactions. Brown Gibbons Lang also surmised that the increase in the price of the common stock may have been at least partially the result of the market's reaction to an expected recapitalization transaction involving the Company.

Implied Transaction Value. Under the proposed recapitalization transactions, Brown Gibbons Lang estimated the implied value of the common stock to be $21.3 million, or $1.04 per share, based on the number of shares of Series B Preferred Stock and Purchaser Warrants to be issued in conjunction with the recapitalization transactions. Implied per share values are based upon 20,371,261 pro forma, fully diluted shares expected to be outstanding at the closing of the transactions. This total includes 2.5% of the anticipated 15% management stock option program, and assumes 894,646 shares underlying the existing Lender Warrants after application of their antidilution provisions, which contain certain variable factors which will not be determined until Closing.

Implied Total Enterprise Value and Related Multiples. Brown Gibbons Lang defined our implied total enterprise value, which we refer to as "implied TEV," to be our total debt, plus (i) the aggregate implied value of the Series B Preferred Stock after the recapitalization, and (ii) the aggregate implied value of our common stock after the recapitalization, less cash. Assuming the recapitalization transactions will close on January 31, 2004, Brown Gibbons Lang, utilizing the above definition, estimated our implied TEV on such date to be $67.6 million.

Brown Gibbons Lang then derived our pro forma multiples which are implied by our implied TEV by dividing our implied TEV by the following unaudited results of our operations for the trailing twelve months as of October 31, 2003 ("TTM October 2003"): operating earnings before interest, taxes, depreciation and amortization, as further adjusted for goodwill, restructuring charges and expenses, and other add-backs and adjustments, which we refer to as "adjusted EBITDA" or "EBITDA."

As derived by Brown Gibbons Lang, the pro forma multiple for our implied TEV compared to our EBITDA of $12.4 million for the TTM October 2003 was 5.4x. Brown Gibbons Lang determined the pro forma multiples for our implied TEV compared to our EBITDA as a basis for comparison in its valuation analyses, discussed below.

Comparison of Values Determined Under Various Valuation Methodologies.

The range of indicative multiples derived by Brown Gibbons Lang is not purely mathematical but also judgmental of the relative comparability of specific companies and merger/acquisition transactions to us. Brown Gibbons Lang noted that almost all comparable transactions involved strategic buyers. Furthermore, given the uniqueness of the Company and its businesses, Brown Gibbons Lang noted that the comparable analyses may or may not be good indicators of the value for the Company. Brown Gibbons Lang then compared the implied values of the existing common stock against the values derived under various valuation methodologies:

Comparable Companies Analysis. In its comparable companies analysis, Brown Gibbons Lang determined the following:

- For EBITDA in the TTM October 2003, the indicative multiple derived by Brown Gibbons Lang on the basis of the judgment described above and with consideration of appropriate discounts and premiums for comparability, marketability and control was 4.4x, with an implied intrinsic TEV of $55.1 million. The implied share price, which represents implied TEV minus our assumed net debt of $46.1 million as of October 31, 2003, was $0.95.

Comparable Transactions Analysis. In its comparable transactions analysis, Brown Gibbons Lang determined the following:

- For EBITDA in the TTM October 2003, the indicative multiple derived by Brown Gibbons Lang on the basis of the judgment described above and with consideration of appropriate discount for comparability was 4.4x, with implied intrinsic TEV of 55.2 million. The implied share price, which represents implied TEV minus our assumed net debt of $46.1 million as of October 31, 2003, was $0.96.

Review of Results from Refinancing and Sale Process. In reaching its conclusion that the proposed recapitalization transactions were fair from a financial point of view to our existing non-management shareholders, Brown Gibbons Lang attached significance to the fact that a large number of potential control and non-control equity investors were contacted with regards to a refinancing or sale of the Company, including many financial investors and many strategic investors. In addition, Brown Gibbons Lang contacted various senior and junior lenders. All those contacted which expressed interest received comprehensive confidential information regarding the Company and its business. As a result of this comprehensive process, a total of seventeen preliminary indications of interest/term sheets were received from: twelve financial investors (eleven control investors and one minority investor); one strategic investor; three senior lenders; and one junior lender. Brown Gibbons Lang noted that interest from senior and junior lenders was predicated on an equity investment from a financial investor. There was no senior or junior lender willing to refinance the Company without "fresh" equity. Fifteen potential investors and lenders attended management presentations.

Following the management presentations, five financial parties (including Wingate) submitted non-binding letters of intent. Wingate's letter was the only recapitalization proposal in which the Company's existing stockholders retained an ownership interest in the Company. All the other non-binding proposals were structured as acquisitions pursuant to "going-private" transactions with cash consideration to the Company's existing stockholders, after payment of the yield maintenance amount required to be paid under Prudential's Senior Note, ranging from $0.00 to $0.75 per share, with a median net cash per share of $0.50 and a mean net cash per share of $0.44. Brown Gibbons Lang also noted a number of qualitative factors with respect to each letter of intent, including but not limited to weaknesses with respect to the bidders other than Wingate involving, to varying degrees, relative lack of due diligence, relative lack of certainty of funding and less desirable proposed terms.

Brown Gibbons Lang took into account that the results of its comprehensive marketing process to refinance and/or sell the Company were company-specific results for Corrpro, which contrasts with the public company and transaction comparables analyses that generate value indicia by proxy. As a result, Brown Gibbons Lang gave greater consideration to the results of the refinancing and sale process in reaching its conclusion that the proposed recapitalization transactions were fair from a financial point of view to our existing non-management shareholders.

Qualitative Factors. In addition to the quantitative methodologies described above, Brown Gibbons Lang considered a number of qualitative factors which it believed affected valuation, including the following:

- that total existing obligations to senior lenders are expected to have a face value of approximately $50 million at the closing of the proposed recapitalization transactions (including the consideration of prepayment penalties);

- our excessive leverage, given our business model, asset base and the lending market;

- our lack of financial flexibility to mitigate a potential shortfall in earnings performance;

- the potential effect on the execution of our business plan and forecast of an inability or failure to de-lever the Company;

- that the oil and gas market, representing a material portion of our revenues and profitability, is generally deemed to be cyclical;

- our history of accounting irregularities and litigation;

- our acquisition and investment history;

- the inconsistency of our operating performance;

- our complicated niche businesses;

- the impact of federal, state and local government regulations on those businesses; and

- that the proposed recapitalization transactions may support our efforts to maintain the listing of our common stock on the AMEX.

Finally, Brown Gibbons Lang noted that as a result of the proposed recapitalization transactions, the Company's existing shareholders will experience significant dilution of their interests in the Company and will receive no consideration in respect of their shares, but nevertheless would retain future upside potential as a result of the proposed recapitalization transactions. Brown Gibbons Lang also noted that:

- The proposed recapitalization transactions were the result of arms' length negotiations following an extensive refinancing and sale process. Absent the completion of a financial transaction, the Company's senior lenders could be expected to demand immediate payment of the outstanding principal amounts and not to continue to fund the working capital requirements of the Company, which may require the Company to seek protection under the U.S. Bankruptcy Code.

- On several occasions, we and Brown Gibbons Lang requested the senior lenders to submit a reorganization or refinancing proposal to realign the Company's capital structure. Every request was rebuffed, denied or unanswered.

- The common stock could be expected to be valued as a claim in a future reorganization, exchange offer or bankruptcy.

- The range of percentage ownerships generally received by the holders of common stock in such a reorganization, exchange offer or bankruptcy are generally lower than those to be received in the proposed recapitalization transactions.

- Brown Gibbons Lang's comprehensive marketing process identified no senior or junior lenders willing to refinance our senior debt obligations without the inclusion of new equity which would be dilutive to our existing stockholders.

- Under a recapitalization scenario, holders of the common stock retain future upside potential, previously expected to be unattainable given our financial and capital structure constraints, related to the Company achieving its financial projections.

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- Our existing shareholders would maintain ownership in a publicly-traded company controlled by a sophisticated investor, with an appropriate and supportive debt capital structure and relief from present financial distress.

While the foregoing summary describes certain analyses and factors that Brown Gibbons Lang deemed material in rendering its opinion, it is not a comprehensive description of all analyses and factors considered by Brown Gibbons Lang. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Several analytical methodologies were employed and except as otherwise expressly indicated, no one method of analysis should be regarded as more important to the overall conclusion reached by Brown Gibbons Lang than any other method. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, the conclusions reached by Brown Gibbons Lang were based on all analyses and factors taken as a whole and also on application of Brown Gibbons Lang's own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. The analyses performed by Brown Gibbons Lang are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be purchased.

Brown Gibbons Lang and the Company

Our Board of Directors retained Brown Gibbons Lang based on Brown Gibbons Lang's experience as a financial advisor. Brown Gibbons Lang is a nationally recognized investment banking firm. Brown Gibbons Lang, as part of its investment banking business, is regularly engaged in the evaluation of capital structures, the valuation of businesses and their securities in connection with mergers and acquisitions, competitive biddings, private placements, financial restructurings and other financial services. Prior to its engagement in connection with the Company's financial restructuring plan (including its engagement for divestiture of the Company's Bass-Trigon Software and Rohrback Cosasco Systems business units), Brown Gibbons Lang had not done any prior investment banking business with us. In the ordinary course of its business, Brown Gibbons Lang may have investment banking, financial advisory and other relationships with parties other than the Company, pursuant to which Brown Gibbons Lang may acquire information of potential interest to the Company. Brown Gibbons Lang has no obligation to disclose any such information to the Company or to use any such information in the preparation of its opinion.

In consideration for its services in rendering the fairness opinion, Brown Gibbons Lang has been paid a fee of $250,000, which fee was not contingent upon the views expressed in the opinion. In consideration for it services as financial advisor, Brown Gibbons Lang was paid a non-refundable retainer of $50,000, and for its assistance in the Company's sale of its Bass-Trigon Software and Rohrback Cosasco Systems business units, Brown Gibbons Lang was paid a total of $700,000. Upon execution of the Securities Purchase Agreement, Brown Gibbons Lang as our financial advisor became entitled to a placement agent fee of approximately $1,470,000, payable at the closing or earlier termination of the engagement. Whether or not the proposed recapitalization transactions are consummated, we have also agreed to reimburse Brown Gibbons Lang for its reasonable expenses, including legal fees, and to indemnify Brown Gibbons Lang and certain related parties against certain liabilities arising out of or in connection with the services rendered by Brown Gibbons Lang.

The Brown Gibbons Lang opinion is addressed to the Special Committee of our Board of Directors and addresses only the fairness, from a financial point of view, of the proposed recapitalization transactions to our existing non-management shareholders, and does not address the merits of the underlying decisions by the Special Committee or our Board of Directors to engage in the proposed recapitalization transactions or not to pursue another course of action or transaction, and does not constitute, nor should it be construed as, a recommendation to our shareholders as to how to vote at the Meeting.

Financial Statements

The Company urges you to review its Annual Report on Form 10-K for the fiscal year ended March 31, 2003 and its Form 10-Q for the quarter ended September 30, 2003, accompanying this proxy statement, and hereby incorporated herein by this reference.

Dilution

Consummation of the Transactions will have a substantial dilutive effect on current shareholders of the Company. The following table sets forth the percentage of shares held by certain parties currently (as of the date of this proxy statement) and immediately following consummation of the Transactions:

	Currently	Percentage of Post Transaction Fully Diluted Shares[1]
Current shareholders	79.7%	24.0% - 29.0%[2]
Issuable under Existing Warrants	7.3%	3.0% - 8.0%[2]
Reserved for issuance pursuant to outstanding employee, officer and director stock options	13.0%	15.0%
Reserved for issuance upon exercise of the Purchaser Warrant	0.0%	40.0%
Reserved for issuance upon exercise of the American Capital Warrant	0.0%	13.0%

1 For the purposes of this proxy statement, ''Post Transaction Fully Diluted Shares'' shall mean that number of shares of Common Stock which is equal to the sum, without duplication, of (i) the number of shares of Common Stock outstanding as of the Closing Date, (ii) the number of shares of Common Stock issuable upon exercise of the Existing Warrants, (iii) the number of shares of Common Stock issuable upon exercise of the Purchaser Warrant and the American Capital Warrant, (iv) a number of shares of Common Stock, issuable upon exercise of the outstanding stock options and stock options that may be granted under option plans, equal to 15% of the aggregate number of shares of Common Stock contemplated by clauses (i) — (v) herein and (v) the number of shares of Common Stock issuable due to the effects of any anti-dilution adjustment to any of the foregoing upon the issuance of the Purchaser Warrant and the American Capital Warrant or any of the securities contemplated in clauses (ii) and (iv) above.

2 The precise amount of additional shares issuable under the Existing Warrants as a result of the stock issuances and the contemplated stock option issuances is based upon the allocation of consideration received by the Company to the Purchaser Warrant and the American Capital Warrant as determined by the Board and the market price of the Company's Common Stock on the Closing Date. Thus, such amount cannot be determined until the Closing Date and is expressed in a range defined by the Company's best estimate of the minimum and maximum amount of such additional shares.

Resale of Series B Preferred Stock and Common Stock underlying Warrants

Restrictions on Transfer of Series B Preferred Stock. Pursuant to the Series B Preferred Stock terms, the Series B Preferred Stock may only be transferred in one transaction to one purchaser or with the prior approval of a majority of the disinterested members of the Board of Directors. Further, the Series B Preferred Stock will be issued pursuant to an exemption from the registration requirements of the Securities Act and may only be transferred in accordance with an applicable exemption therefrom.

Restrictions on Transfer of Common Stock. The Company will apply for listing of the Common Stock reserved for issuance upon exercise of the Warrants with The American Stock Exchange; however, because Purchaser and

American Capital will each be deemed an "affiliate" under SEC regulations, their ability to sell shares of Common Stock other than through a registered public offering would be limited.

Purchaser and American Capital will be permitted to sell the Warrants or underlying shares in accordance with any applicable exemption to the provisions of the Securities Act. Purchaser will also have the ability to cause the Company to register its Common Stock for sale in accordance with the Investor Rights Agreement described above. In case of such registration, the Warrant Shares so registered will be freely tradable on The American Stock Exchange, assuming that the Common Stock is, at such time, listed thereon.

In September 2003, the Company received notice from The American Stock Exchange staff indicating that the Company was below certain continued listing standards due to the Company's loss history and insufficiency of its shareholders' equity under applicable guidelines. However, the Company was afforded the opportunity to submit a plan of compliance, and in October 2003 presented its plan to The American Stock Exchange. On December 4, 2003, The American Stock Exchange notified the Company that it accepted the Company's plan of compliance and granted the Company an extension of time to regain compliance with the continued listing standards. The Company will be subject to periodic review by The American Stock Exchange staff during the extension period. Failure to make progress consistent with the plan during the implementation period or to regain compliance with the continued listing standards by the end of the extension period could result in the Company being delisted from The American Stock Exchange. The Company has until March 2005 to regain compliance with The American Stock Exchange continued listing standards, subject to the Company's continued progress in implementing its proposed compliance plan, as determined by The American Stock Exchange. The Company's plan, as accepted by The American Stock Exchange, is not dependent upon the completion of the Transactions.

Interests of Certain Persons in Matters Set Forth in Proposal One

Certain of the Company's executive officers have entered into Amendment and Termination Agreements with the Company, which include provisions that are contingent upon the Closing. Please see *"Other Agreements — Amendment and Termination Agreements"* above under this Proposal One for a complete description of these agreements. No other benefit, monetary or otherwise, will be received by any of Corrpro's officers or directors as a result of the Transactions, other than as holders of shares of Common Stock.

Conforming Amendments

Subparagraph (b)(2) of Article Fourth of the Existing Articles states that holders of Serial Preferred Shares are entitled to only one vote for each voting Serial Preferred Share held on all matters presented to the Company's shareholders. As described above, the Series B Preferred Stock will have voting rights in excess of this amount. Accordingly, subparagraph (b)(2) of Article Fourth of the Existing Articles is proposed to be amended in the Amended Articles to provide an appropriate exception for the Series B Preferred Stock. In addition, Article Fourth of the Existing Articles authorizes only 500,000 shares of voting Serial Preferred Shares, all of which have been authorized and reserved for issuance as Series A Junior Participating Preferred Shares, pursuant to the Rights Agreement. Accordingly, Article Fourth of the Existing Articles is proposed to be amended in the Amended Articles to provide that an aggregate of 800,000 authorized Serial Preferred Shares shall be voting, if and when designated, and 200,000 shall be non-voting, if and when designated.

Further, it is proposed that a portion of Article Seventh of the Existing Articles be deleted from the Amended Articles, which provides that the affirmative vote of 60% of the Company's voting power is required to approve:

"... any amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any of the provisions of the Amended and Restated Articles of Incorporation or the Amended and Restated Code of Regulations of the Corporation which effects (i) the manner in which shareholder proposals are considered at a meeting of the shareholders; (ii) the classification, election, or tenure of office of the directors; or (iii) the indemnification of directors, officers, employees and others."

These amendments are required pursuant to the terms of the Securities Purchase Agreement. The full text of the Amended Articles reflecting the proposed amendments described above is set forth in *Annex C*. A vote for Proposal One includes approval of these amendments.

Vote Required

As noted above, Article Seventh of the Company's Existing Articles provides that at least 60% of the voting power of the Company is necessary to effect any amendment to the Existing Articles that affects, among other things, "the classification, *election*, or tenure of office of the directors. . ." (emphasis added). This provision applies to (i) the adoption of the proposed amendment to the Existing Articles designating the Series B Preferred Stock, due to the right to appoint the majority of the Board associated therewith, (ii) the amendment to subparagraph (b)(2) of Article Fourth of the Existing Articles, due to the change of voting rights assigned to the Serial Preferred Shares currently contained therein, (iii) the amendment to Article Fourth of the Existing Articles providing that 800,000 Serial Preferred Shares may be voting, due to the potential effect thereof on the election of directors, and (iv) the removal of the supermajority voting requirement in Article Seventh of the Existing Articles. Accordingly, the affirmative vote, in person or by proxy, of the holders of at least 60% of the outstanding shares of Common Stock is required to approve Proposal One.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL ONE. IF ANY OF PROPOSALS TWO, THREE, FOUR, FIVE OR SIX DO NOT PASS, THE TRANSACTIONS AND AMENDMENTS SET FORTH IN PROPOSAL ONE WILL NOT TAKE EFFECT, EVEN IF PROPOSAL ONE IS APPROVED.

PROPOSAL TWO: ISSUANCE TO AMERICAN CAPITAL OF THE AMERICAN CAPITAL WARRANT AND ISSUANCE OF SHARES OF CAPITAL STOCK PURSUANT THERETO

Subordinated Debt

As part of the recapitalization and refinancing plan set forth in Proposal One, American Capital has agreed to purchase $14.0 million of Senior Secured Subordinated Notes due 2011 (the "Subordinated Notes") from the Company. The Subordinated Notes will bear interest at a rate of 12.5%, payable monthly in arrears. The Subordinated Notes will be secured by a security interest in all of the Company's assets which will be junior only to customary permitted liens and the liens related to the New Senior Credit Facility. The Subordinated Notes will be issued pursuant to documentation containing representations, warranties, covenants and closing conditions customary for transactions of this type, including the payment of customary fees and expenses and will be closed simultaneously with the Closing. In the event that the shareholders do not approve Proposals One through Six as set forth in this Proxy Statement, the Company will be obligated to pay American Capital a breakup fee equal to the greater of (i) American Capital's actual expenses plus $100,000 or (ii) $420,000; provided, however, that all fees and expenses previously paid to American Capital prior to such date shall be applied against such breakup fee. American Capital, headquartered in Bethesda, Maryland, with capital resources in excess of $2 billion, provides senior debt, mezzanine debt and equity in management and employee buyouts, in private equity sponsored buyouts, and directly to private and small public companies. The Company paid a $175,000 commitment processing fee upon execution of the American Capital commitment letter on December 15, 2003 related to the Subordinated Notes.

As part of its investment, American Capital will receive the American Capital Warrant described below, and the right to appoint one director to the Board. In connection therewith, the Board is seeking your approval of the issuance of the American Capital Warrant to American Capital (and the shares of Common Stock issuable thereunder).

Terms of the American Capital Warrant

The following description summarizes the material terms of the American Capital Warrant. You are urged to read carefully the form of American Capital Warrant in its entirety, a copy of which is attached as *Annex F*.

Number of Shares and Exercise Price. At the Closing, the Company will issue to American Capital a warrant to purchase that number of shares of Common Stock equal to 13% of the Post Transaction Fully Diluted Shares.

Exercisability and Expiration. The American Capital Warrant will be exercisable at any time prior to its expiration, in whole or in part at an exercise price of $0.01 per share, except that in no event shall the total payment required to exercise the entire American Capital Warrant exceed $100. The American Capital Warrant will expire on the tenth anniversary of the date of its issuance.

Transferability. The American Capital Warrant is freely transferable, subject to compliance with applicable securities laws.

Adjustments in the Exercise Price and Number of Shares. The exercise price and the number of shares issuable upon exercise of the American Capital Warrant will be subject to:

- customary anti-dilution adjustments for stock dividends, stock splits, recapitalizations and similar events;

- customary weighted average anti-dilution adjustments for issuances of stock options and convertible securities at prices below fair market value; and

- customary adjustments due to business combinations and other transactions affecting the Common Stock.

Put Right. American Capital shall have the right to require the Company to redeem for cash the American Capital Warrant or Common Stock issued upon exercise thereof at any time after the earliest to occur of:

- the seventh anniversary of the Closing;

- repayment in full of the Subordinated Notes and/or redemption of the Series B Preferred Stock;

- an acceleration of the Subordinated Notes;

- a sale of the Company or a material portion of its assets; or

- a change in control.

The put price shall be the fair market value of the Common Stock on the date of the exercise of the put.

Vote Required

Under the rules of the American Stock Exchange, on which the shares of Common Stock are listed for trading, the Company must obtain the approval of its shareholders with respect to any transaction which could result in the issuance of shares of Common Stock in excess of 20% of the number of outstanding shares of Common Stock. As it is possible that issuance of the American Capital Warrant could result in the future issuance of shares of Common Stock in excess of 20% of the Company's currently outstanding Common Stock, shareholder approval is being sought. The affirmative vote, in person or by proxy, of the holders of at least a majority of the shares represented at the Meeting is required to approve Proposal Two.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL TWO . PASSAGE OF PROPOSAL TWO APPROVING THE ISSUANCE OF THE AMERICAN CAPITAL WARRANT IS REQUIRED TO ENABLE COMPLETION OF THE TRANSACTIONS DESCRIBED IN PROPOSAL ONE.

PROPOSAL THREE: AMENDMENT OF EXISTING ARTICLES TO PROVIDE THAT THE OHIO CONTROL SHARE ACQUISITION STATUTE SHALL NOT APPLY TO ACQUISITIONS OF THE COMPANY'S EQUITY SECURITIES

Overview of Proposal Three

The Board of Directors has approved a resolution to amend the Existing Articles, which, if adopted, would make an Ohio anti-takeover statute, referred to herein as the "Control Share Acquisition Act," inapplicable to the Company (the "Control Act Amendment"). The text of the Control Act Amendment is contained in Article Tenth of the proposed Amended Articles, attached hereto as *Annex C*. Adoption of the Control Act Amendment requires the affirmative vote of the holders of a majority of the outstanding voting power of the Company.

Summary Of Control Share Acquisition Act Procedures

Under the Control Share Acquisition Act, a "control share acquisition" is a direct or indirect acquisition by any person or entity of such number of voting shares of a corporation which, when added to those shares which the person or entity already owns or with respect to which the person or entity may exercise or direct the exercise of the voting power, would give the person or entity voting power within any of the following ranges: (a) one-fifth or more but less than one-third of such voting power; (b) one-third or more but less than a majority of such voting power; or (c) a majority or more of such voting power.

A person or entity who proposes to make a control share acquisition must provide notice of the proposal to the corporation in accordance with specific requirements. The board of directors must call a special meeting of the shareholders, to be held within 50 days after the corporation's receipt of the acquiring person's statement, for the purpose of voting on the proposed control share acquisition. A quorum for this meeting is achieved only if there is present at the meeting, in person or by proxy, a majority of the voting power of the corporation in the election of directors.

"Interested shares" are those shares of the corporation in respect of which any of the following persons may exercise or direct the exercise of the voting power of the corporation in the election of directors: (a) the acquiring person; (b) any officer of the corporation elected or appointed by the directors of the corporation; (c) any employee of the corporation who is also a director of the corporation; (d) any person that acquires such shares for valuable consideration during the period beginning with the date of the first public disclosure of a proposal for, or expression of interest in, a control share acquisition of the issuing public corporation; a sale or disposition of all or substantially all of the corporation's assets or a merger, consolidation or other business combination involving the issuing public corporation or its assets and governed, as applicable, by sections 1701.76, 1701.78, 1701.781, 1701.79, 1701. 791, 1701.83, or 1701.86 of the Ohio Revised Code; or any action that would directly or indirectly result in a change in control of the issuing public corporation or its assets, and ending on the record date established by the board of directors, if either of the following applies: (y) the aggregate consideration paid or given by the person who acquired the shares, and any other persons acting in concert with the person, for all such shares exceeds two hundred fifty thousand dollars; and (z) the number of shares acquired by the person who acquired the shares, and any other persons acting in concert with the person, exceeds one-half of one per cent of the outstanding shares of the corporation entitled to vote in the election of directors; and (e) any person that transfers such shares for valuable consideration after the record date set forth in clause (d) above as to shares so transferred, if accompanied by the voting power in the form of a blank proxy, an agreement to vote as instructed by the transferee, or otherwise.

A proposed control share acquisition may be consummated only if approved at the meeting by both of the following groups: (1) holders of a majority of the voting power of the corporation in the election of directors represented at the meeting by person or by proxy, and (2) holders of a majority of the portion of such voting power excluding the voting power of interested shares. A proposed control share acquisition which receives approval in the manner described must be consummated, in accordance with the terms so authorized, no later than 360 days following shareholder authorization of the control share acquisition.

Reasons For The Proposed Amendment

The adoption of the Control Act Amendment will facilitate the completion of the Transactions. Without the Control Act Amendment, Purchaser and the Company would be required to follow certain complex statutory procedures that would ultimately serve to delay and increase the cost of the Transactions. Among these procedures is the requirement for an additional special meeting of shareholders at which the shareholders would be asked to approve the acquisition. While the Company has called this Meeting, at which the shareholders will consider, among other things, the Transactions, special meetings required by the Control Share Acquisition Act are subject to certain procedures, including proxy counting requirements, that are extremely complex, time consuming and, in this instance, not beneficial to the interests of the Company. If the shareholders do not approve Proposal Three, the additional expense and delay of a separate special shareholders meeting would be required to consummate the Transactions.

In addition to facilitating the Transactions, the Company believes that the reasons articulated for adoption of the Control Share Acquisition Act are not as compelling today as they were when the law was passed in 1982. Since 1982, there have been significant developments in Ohio and federal law, which provide substantial additional protection to shareholders when faced with a hostile tender offer or when large blocks of a corporation's shares are purchased without the consent of the board of directors of the company. In addition, the Company believes there are circumstances under which compliance with the Control Share Acquisition Act may be unnecessarily costly to the Company, have a chilling effect on the willingness of third parties to buy shares of the Company, may deprive shareholders of the right to sell their shares or may adversely impact the Board's ability to act in what it believes is the best interests of shareholders in hostile takeover attempts.

Regardless of whether the matters submitted under Proposal One are approved or the Transactions occur, the Company believes that eliminating the application of the Control Share Acquisition Act to acquisitions of the Company's equity securities is advantageous to the Company and its shareholders for the following reasons, among others:

Developments in Ohio Corporate and Securities Law and Federal Securities Laws. Since the adoption of the Control Share Acquisition Act, there have been material additions to Ohio corporate and securities laws that provide significant protective measures against hostile takeovers.

In 1990, Ohio enacted the Ohio Interested Shareholder Transaction Statute (the "Merger Moratorium Statute"), which severely limits a purchaser of 10% or more of the shares of an Ohio corporation from engaging in transactions with the corporation. Unless such purchaser first obtains approval of the board of directors of the corporation of his acquisition, that purchaser is precluded from taking certain actions for three years. Purchaser has obtained this approval with respect to the Transactions. Shareholders should note that because the holders of Series B Preferred Stock will have the ability to elect a majority of the members of the Board of Directors upon consummation of the Transactions, a subsequent acquirer of 10% or more of the Company's shares may not be able to obtain the approval of the Board of Directors in accordance with the Merger Moratorium Statute.

Subsequent to 1982, the provisions of the Ohio Securities Act regulating "control bids" have been administered by the Ohio Division of Securities in such a manner that they are presently held to be enforceable and not preempted by federal law, or invalid under the Constitution of the United States. For a more detailed discussion of these provisions, see the discussion below under "Control Bid Provisions of the Ohio Securities Act."

Since 1982, there have been amendments to rules and regulations promulgated under the Securities Exchange Act of 1934 (the "1934 Act") or changes in the interpretation of such rules and regulations which lessen the "coercive" effect of tender offers. These changes relate to the length of the tender offer period, the "all holders" and "best price" rules, withdrawal of tender offers, required disclosures and timeliness of disclosures.

Possible Adverse Impact in a Change of Control Contest. On its face, the Control Share Acquisition Act appears protective of the interests of shareholders in that it allows the holders of shares which are not interested shares to determine the outcome of a change of control contest. In many situations, however, the Board of Directors believes that the uncertainty and delay caused by the requirements of the statute could hamper the ability of the Board to induce other parties to present competing offers.

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Unnecessary Restriction on the Right of a Shareholder to Sell or Buy Shares. As noted below, no shareholder is permitted, without the approval of the holders of disinterested shares, to sell his shares to any person who as a result of such purchase would first attain ownership of 20%, 33% or a majority of the outstanding shares of the Company. The Company believes, as discussed below, that such a restriction on a shareholder's right to sell shares, or another person's right to buy shares, is unnecessary in view of the other protections afforded shareholders by Ohio corporate and federal law.

Background – The Ohio Control Share Acquisition Act

In November 1982, the Ohio General Corporation Law was amended to include the "Control Share Acquisition Act," which requires that "control share acquisitions" be approved by shareholders. In adopting the statute, the General Assembly of Ohio found that Ohio corporate law did not adequately protect the interests of shareholders of Ohio corporations when confronted with "non-traditional" changes of control of a corporation, such as changes of control effected by tender offers or accumulations of significant blocks of shares in the public markets or private transactions.

The Ohio Control Share Acquisition Act gives shareholders who are not holders of "interested shares" a veto power over certain acquisitions of shares of an Ohio corporation. The Control Share Acquisition Act automatically applies to all corporations incorporated in Ohio and having certain jurisdictional contacts with Ohio, unless the shareholders vote to "opt out" of the statute.

Potential Benefits Of The Ohio Control Share Acquisition Act

Even though shareholder rights advocates often express the view that state takeover statutes, such as the Control Share Acquisition Act, are contrary to shareholder interests, the Control Share Acquisition Act was adopted by the legislature to address serious issues. The primary purpose was to require any person seeking to obtain ownership or voting rights with respect to a substantial block of shares to provide the Company with detailed information regarding the potential share acquisition and to present the acquisition to shareholders for approval at a special meeting. With respect to transactions which are in the best interests of the public company, the Control Share Acquisition Act, together with federal proxy rules, assures that shareholders will be given adequate notice and opportunity to review the transaction and consent to the resulting effects of the acquisition. This process was intended to provide shareholders with a vote on significant changes in corporate circumstances which could result as a consequence of an accumulation of a substantial block of shares, and to avoid the coercive environment which the legislature found was often present in tender offers for control of a corporation. The Ohio legislature further limited the coercive nature of the shareholder vote by not permitting the proposed acquirer to vote on the transaction. Since the potential acquirer can solicit proxies at the mandatory special shareholders meeting to approve the proposed transaction, there is a check on the power of a company's board or management to entrench itself by using the Control Share Acquisition Act as a defensive tool. If the Company "opts out" of the statute by passing Proposal Three, the potential benefits of the Control Share Acquisition Act will not be available to the Company or its shareholders.

Existing Anti-Takeover Provisions Of Ohio Law And In The Company's Corporate Documents

As mentioned above, the Merger Moratorium Statute and the control bid provisions of the Ohio Securities Act may discourage or impede a change of control of the Company.

Merger Moratorium Law. Under the Merger Moratorium Statute, a corporation is prohibited from entering into a "Chapter 1704 transaction" with the direct or indirect beneficial owner of 10% or more of the shares of such corporation (a "10% shareholder") for at least three years after the shareholder attains his 10% ownership unless the board of directors of the corporation approves, before the shareholder attains his 10% ownership, either the transaction or the purchase of shares resulting in his 10% ownership (as is the case with Purchaser). A "Chapter 1704 transaction" is broadly defined to include, among other things, a merger or consolidation involving the corporation and the 10% shareholder, a sale or purchase of substantial assets between the corporation and the 10% shareholder, a reclassification, recapitalization, or other transaction proposed by the 10% shareholder that results in an increase in the proportion of shares beneficially owned by the 10% shareholder and the receipt by the 10% shareholder of a loan, guarantee, other financial assistance or tax benefit not received proportionately by all shareholders.

Even after the three-year period, Ohio law restricts these transactions between the corporation and the 10% shareholder. At that time, such a transaction may proceed only if (a) the board of directors of the corporation had approved the purchase of shares that gave the shareholder his 10% ownership (as is the case with Purchaser), (b) the transaction is approved by the holders of shares of the corporation with at least two-thirds of the voting power of the corporation (or a different proportion set forth in the corporation's articles of incorporation), including at least a majority of the outstanding shares after excluding shares held or controlled by any 10% shareholder, or (c) the business combination results in shareholders, other than the 10% shareholder, receiving a prescribed fair price plus interest for their shares.

Control Bid Provisions of the Ohio Securities Act.   Ohio law further requires that any offeror making a control bid for any securities of a "subject company" pursuant to a tender offer must file information specified in the Ohio Securities Act with the Ohio Division of Securities when the bid commences. The Ohio Division of Securities must then decide, within five calendar days, whether it will suspend the bid under the statute. If it does so, it must initiate hearings on the suspension within 10 calendar days of the suspension date and make a determination, within three calendar days after the hearing has been completed, and no later than 14 calendar days of the suspension date, of whether to maintain the suspension. For this purpose, a "control bid" is the purchase of, or an offer to purchase, any equity security of a subject company from a resident of Ohio that would, in general, result in the offeror acquiring 10% or more of the outstanding shares of such company. A "subject company" includes any company with both (a) its principal place of business or principal executive office in Ohio or assets located in Ohio with a fair market value of at least $1,000,000 and (b) more than 10% of its record or beneficial equity security holders are resident in Ohio, more than 10% of its equity securities owned of record or beneficially by Ohio residents, or more than 1,000 of its record or beneficial equity security holders resident in Ohio.

Authorized Common and Preferred Stock.   Article Fourth of the proposed Amended Articles provides some protection against attempts by persons or entities to take control of the Company without the consent of the Board of Directors. This Article provides for authorized Common Stock of 40,000,000 shares and authorized voting Serial Preferred Shares of 800,000 shares. As of November 30, 2003, there were 29,397,914 shares of the Common Stock unissued and not reserved for issuance (or contemplated to be reserved for issuance in connection with the Transactions), and there are 287,000 shares of the Serial Preferred Shares unissued and not reserved for issuance (or contemplated to be issued in connection with the Transactions). Under the listing requirements of The American Stock Exchange, shareholder approval is necessary for the issuance of additional authorized shares of Common Stock if the issuance would result in one person or entity owning, directly or indirectly, 20% or more of the outstanding stock or if an acquisition is involved which would result in 20% or greater increase in the outstanding shares. The Existing Articles provide that Serial Preferred Shares may be issued in one or more series and expressly vest the Board of Directors with authority to determine the designated preferences and certain other rights of each series. Although the Board of Directors has no present intention of doing so, shares of Common Stock or Serial Preferred Shares could be issued to a party or parties who would vote with management with respect to a particular transaction. The issuance of such additional shares could increase the absolute cost of a business combination and thereby discourage a potential buyer.

The affirmative vote, in person or by proxy, of the holders of a majority of the outstanding shares of Common Stock is required to approve Proposal Three. The full text of the Control Act Amendment is contained in Article Tenth of the Amended Articles, attached hereto as *Annex C*.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL THREE. PASSAGE OF PROPOSAL THREE REGARDING THE PROPOSED AMENDMENT OF THE EXISTING ARTICLES TO ELIMINATE THE APPLICATION OF THE CONTROL SHARE ACQUISI-TION ACT TO ACQUISITIONS OF THE COMPANY'S EQUITY SECURITIES IS REQUIRED TO ENABLE COMPLETION OF THE TRANSACTIONS DESCRIBED IN PROPOSAL ONE.

PROPOSAL FOUR: AMENDMENT TO THE EXISTING ARTICLES TO ENTITLE HOLDERS OF SERIES B PREFERRED STOCK TO PREEMPTIVE RIGHTS WITH RESPECT TO FUTURE ISSUANCES OF THE COMPANY'S EQUITY AND DEBT SECURITIES

The Securities Purchase Agreement contains a number of conditions to Purchaser's obligations to close the Transactions, including, among others, that the shareholders approve the Amended Articles. Subparagraph (d)(8) of Article Fourth of the proposed terms of the Series B Preferred Stock, which are part of the Amended Articles, provides that prior to any issuance by the Company of debt or equity securities (other than senior secured indebtedness), the Company must first offer to all the holders (in the aggregate) of the Series B Preferred Stock, the opportunity to purchase (on the same terms and conditions under which such securities are proposed to be offered) 51% of such securities offered. However, Article Eighth of the Existing Articles expressly provides that no shares of the Company shall have preemptive rights. Accordingly, Article Eighth of the Existing Articles is proposed to be amended to read as follows: "Except with respect to the Series B Cumulative Voting Redeemable Preferred Stock as set forth in Article Fourth paragraph (d), the pre-emptive right to purchase additional shares or other securities of the Corporation is expressly denied to all shareholders of all classes." A complete copy of the text of the proposed amendment to Article Eighth is contained in Article Eighth of the Amended Articles, attached hereto as *Annex C.*

The affirmative vote, in person or by proxy, of the holders of a majority of the outstanding shares of Common Stock is required to approve proposal four. This Proposal is conditioned upon the passage of Proposals One, Two Three, Five and Six. Should any one of those Proposals fail, the amendment described herein will not be effected.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL FOUR. PASSAGE OF PROPOSAL FOUR REGARDING THE PROPOSED AMENDMENT OF THE ARTICLES TO AMEND THE RESTRICTION ON PREEMPTIVE RIGHTS IS REQUIRED TO ENABLE COMPLETION OF THE TRANSACTIONS DESCRIBED IN PROPOSAL ONE.

PROPOSAL FIVE: AMENDMENT TO THE EXISTING REGULATIONS TO DECLASSIFY THE BOARD OF DIRECTORS

The Securities Purchase Agreement contains a number of conditions to Purchaser's obligations to close the Transactions, including, among others, that the shareholders approve the form of Amended Regulations. One of the amendments contained therein will amend Section 4.3 of the Existing Regulations to de-classify the Board of Directors. This amendment is further required in order to give effect to the terms of the Series B Preferred Stock. As a result of the amendment to Section 4.3, additional amendments to certain other provisions of Section 4 of the Existing Regulations are required to eliminate references to classes of directors. The full text of each of these amendments is contained in the Amended Regulations attached hereto as *Annex D.* The effectiveness of this Proposal, if approved, is conditioned upon the passage of Proposals One, Two, Three, Four and Six. Should any of those Proposals fail, the amendments described in Proposal Five will not be effected.

Declassification of the Board of Directors

Section 4.3 of the Existing Regulations provides that the Board of Directors is divided into two classes. At each annual meeting (or special meeting in lieu thereof), the term of one class of directors expires. Directors in each class serve for a two-year term. This structure, often referred to as a "classified" or "staggered" board, is sometimes implemented by corporations because a classified board lengthens the time it can take for a person who acquires voting control of a corporation without the consent of the board of directors, to replace, through such voting control, the entire board of directors. Under the Amended Regulations, Section 4.3 will be deleted in its entirety. The Amended Regulations provides for a single class of directors such that each director will stand for election at every annual meeting of the Company's shareholders, other than the Purchaser designees. This amendment is required by Purchaser as a condition to Closing. The Board of Directors believes that the potential benefits of a classified board of the Company are minimal, and, to the extent they exist, are far outweighed by the benefits the Transactions will bring to the Company's shareholders.

In addition, other provisions of Section 4 of the Existing Regulations contain references to classes of directors. In accordance with the amendment deleting Section 4.3 of the Existing Regulations, as described above, the Amended Regulations has been modified to eliminate such references.

Vote Required to Approve Proposal Five

The Existing Articles currently provide that the affirmative vote of 60% of the Company's voting power is required to approve

> ". . . any amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any of the provisions of the Amended and Restated Articles of Incorporation or the *Amended and Restated Code of Regulations* of the Corporation which effects (i) the manner in which shareholder proposals are considered at a meeting of the shareholders; (ii) *the classification*, election, or tenure of office of the directors; or (iii) the indemnification of directors, officers, employees and others." [Emphasis supplied.]

In addition, Section 1701.11(A)(4) of the Ohio Revised Code provides that any amendment to the Existing Regulations that would eliminate the classification of directors shall be adopted by the affirmative votes of holders of a majority of "disinterested shares," that is, any shares held by a person or entity other than one that beneficially owns 10% or more of the Company's issued and outstanding Common Stock. As of the Record Date, there were no shareholders of the Company with holdings in excess of 10%.

The affirmative vote, in person or by proxy, of (i) the holders of at least 60% of the outstanding shares of Common Stock and (ii) a majority of the "disinterested shares" (as defined above) is required to approve this Proposal. The amendments to the Existing Regulations described in this Proposal Five, even if approved, will not take effect unless Proposals One, Two, Three, Four and Six pass.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL FIVE. PASSAGE OF PROPOSAL FIVE REGARDING THE PROPOSED AMENDMENTS TO THE EX- ISTING REGULATIONS IS REQUIRED TO ENABLE THE COMPLETION OF THE TRANSACTIONS DESCRIBED IN PROPOSAL ONE.

PROPOSAL SIX: CERTAIN AMENDMENTS TO THE EXISTING REGULATIONS REQUIRED TO IMPLEMENT THE TRANSACTIONS

As noted in Proposal Five, one of the conditions of the Securities Purchase Agreement is that the shareholders are required to approve the form of Amended Regulations. Certain other amendments are required in order to give effect to the rights to be granted to the holders of Series B Preferred Stock. In particular, in addition to those amendments set forth in Proposal Five, the Amended Regulations will (i) amend Section 3.2 of the Existing Regulations to provide for the calling of special meetings of the shareholders by holders of Series B Preferred Stock, (ii) amend certain provisions of Section 4 of the Existing Regulations to expressly state that the provisions thereof are subject to the rights of the holders of the Series B Preferred Stock to designate members of the Board, and (iii) modify Section 4.15 of the Existing Regulations to permit the Board observation rights granted to Purchaser under the Investor Rights Agreement. The full text of each of these amendments is contained in the Amended Regulations attached hereto as *Annex D*. The effectiveness of this Proposal, if approved, is conditioned upon the passage of Proposals One, Two, Three, Four and Five. Should any one of those Proposals fail, the amendments described in Proposal Six will not be effected.

Meetings

Section 3.2 of the Existing Regulations provides that "Special meetings of the shareholders shall be called upon the written request of the chairman of the board, the president, the directors by action at a meeting, a majority of

38

the directors acting without a meeting, or of the holders of shares entitling them to exercise more than 50% of the voting power of the Corporation entitled to vote thereat." In order to be consistent with the proposed Amended Articles, the proposed Amended Regulations amend the foregoing sentence to read as follows: "Special meetings of the shareholders shall be called upon the written request of the chairman of the board, the president, the directors by action at a meeting, a majority of the directors acting without a meeting, the holders of at least a majority of the outstanding capital stock of the Corporation entitled to vote thereat, or the holders of at least 20% of the outstanding shares of Series B Preferred Stock, as set forth in the Amended and Restated Articles of Incorporation of the Corporation (the "Articles")."

Technical Amendments

Certain provisions of Section 4 of the Existing Regulations do not contemplate the board member designation and removal rights accompanying the Series B Preferred Stock. Accordingly, such provisions have been amended in the Amended Regulations to provide that they are subject to the rights of Series B Preferred Stock holders.

Board Observation Rights

Section 4.15 of the Existing Regulations provides that "unless waived by a majority of directors in attendance, not less than twenty-four (24) hours before any regular or special meeting of the Board of Directors any director who desires the presence at such meeting of not more than one person who is not a director shall so notify all other directors, request the presence of such person at the meeting, and state the reason in writing. Such person will not be permitted to attend the directors' meeting unless a majority of the directors in attendance vote to admit such person to the meeting." As described in Proposal One above, Section 4 of the Investor Rights Agreement provides that for so long as the shares of Common Stock issuable upon exercise of the Purchaser Warrant represents at least 10% of the outstanding Common Stock, such holders shall have the right to designate one non-voting observer to be present at meetings of the Company's Board of Directors. Accordingly, it is proposed that Section 4.15 of the Existing Regulations be modified in the Amended Regulations to permit the exercise of the rights granted in Section 4 of the Investor Rights Agreement.

Vote Required to Approve Proposal Six

The affirmative vote, in person or by proxy, of the holders of at least a majority of the outstanding shares of Common Stock is required to approve Proposal Six. The amendments to the Existing Regulations described in this Proposal Six, even if approved, will not take effect unless Proposals One, Two, Three, Four and Five pass.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL SIX. PASSAGE OF PROPOSAL SIX REGARDING ADDITIONAL AMENDMENTS TO THE EXISTING REGULATIONS IS REQUIRED TO ENABLE THE COMPLETION OF THE TRANSACTIONS DESCRIBED IN PROPOSAL ONE.

PROPOSAL SEVEN: ADDITIONAL AMENDMENT TO THE EXISTING REGULATIONS REGARDING TIMING OF NOTICES FOR SHAREHOLDER MEETINGS

Section 3.4 of the Existing Regulations provides, in accordance with applicable Ohio law, that "written notice of the time, place and purposes of any meeting of shareholders shall be given to each shareholder entitled thereto not less than *seven (7)* days nor more than sixty (60) days before the date fixed for the meeting and as prescribed by law." [Emphasis supplied.] Applicable listing guidelines of The American Stock Exchange, upon which the Common Stock is listed for trading, require listed companies to provide advance shareholder meeting notice not less than *ten (10)* days nor more than sixty (60) days before the date fixed for the meeting. The Board of Directors has resolved to propose an amendment to Section 3.4 of the Existing Regulations conforming to this The American Stock Exchange listing regulation. The full text of this proposed amendment is set forth in Section 3.4 of the Amended Regulations attached hereto as *Annex D*.

The Company typically distributes a notice of annual or special shareholders' meetings well in advance of seven days prior to the subject meeting. Accordingly, it is expected that the proposed amendment will not substantially affect the manner in which the Company's management distributes notices of shareholders' meetings or solicits proxies in connection therewith.

The affirmative vote, in person or by proxy, of the holders of at least a majority of the outstanding shares of Common Stock is required to approve this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL SEVEN.

PROPOSAL EIGHT: DISCRETIONARY AUTHORITY

The Board is soliciting discretionary authority from shareholders to adjourn or postpone the meeting to permit further solicitation with respect to the Proposals.

The Board believes that the discretionary authority will permit the Board to adjourn or postpone the meeting upon the affirmative vote with respect thereto by a majority of the shares represented at the meeting in person or by proxy to permit further solicitation with respect to the Proposals.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL EIGHT.

Security Ownership of Certain Beneficial Owners and Management

The following table shows information regarding beneficial ownership of our Common Shares as of December 15, 2003 unless otherwise indicated, by each person or group which is known by us to own beneficially more than 5% of our common shares, each director, each executive officer, and all directors and executive officers as a group. All information with respect to beneficial ownership has been furnished by the respective director, officer or shareholder, as the case may be. Ownership includes direct and indirect (beneficial) ownership, as defined by SEC rules. To our knowledge, each person, along with his or her spouse, has sole voting and investment power over the shares unless otherwise noted.

Name	Number of Shares[1]	Percent
Michael K. Baach	153,357	1.8%
David H. Kroon	290,577	3.4%
C. Richard Lynham	21,250	*
Harry Millis	52,350	*
Neal R. Restivo	116,581	1.4%
Joseph W. Rog	438,006	5.0%
Warren F. Rogers	35,875	*
George A. Gehring, Jr.	106,091	1.239%
Directors and executive officers as a group	1,330,031	14.721%
JB Capital Partners L.P.[2] 23 Berkley Lane Rye Brook, New York 10573	617,200	6.831%
T. Rowe Price Associates, Inc.[2] 100 East Pratt St. Baltimore, Maryland 21202	650,000	7.194%
Royce & Associates, Inc.[2] 1414 Avenue of the Americas New York, New York 10019	612,575	6.780%

Name	Number of Shares[1]	Percent
Delta Partners LLC[2] .... One Financial Center, Suite 1600 Boston, Massachusetts 02111	492,168	5.447%
Prudential Financial, Inc.[2] .... 751 Broad St. Newark, New Jersey 07102	521,290	5.770%
Dimensional Fund Advisors, Inc.[2] .... 1299 Ocean Avenue, 11th Floor Santa Monica, California 90401	448,300	4.961%

*   Less than 1%

(1) The number of shares listed includes shares under currently exercisable stock options and stock options which may become exercisable within 60 days following December 19, 2003. The number of such exercisable stock options for those listed above are: Mr. Baach (47,500 shares); Mr. Kroon (41,250 shares); Mr. Lynham (19,375 shares); Mr. Millis (2,500 shares); Mr. Restivo (113,750 shares); Mr. Rog (137,500 shares); Dr. Rogers (15,625 shares); and Mr. Gehring (97,500 shares) and all directors and officers as a group (572,333 shares).

(2) Based upon information contained in the following documents as filed with the SEC:

  • Amendment to Schedule 13G was jointly filed by JB Capital Partners, L.P. and Alan W. Weber on February 14, 2003. JB Capital Partners, L.P. reported that it had shared voting and dispositive power with respect to 582,200 shares. Alan W. Weber reported that he had sole voting and dispositive power with respect to 35,000 shares and shared voting and dispositive power with respect to 582,200 shares.

  • Schedule 13G jointly filed by T. Rowe Price Associates, Inc. and T. Rowe Price Small-Cap Value Fund, Inc. on February 14, 2003. T. Rowe Price Associates, Inc. reported that it had sole dispositive power with respect to 650,000 shares. T. Rowe Price Small-Cap Value Fund, Inc. reported that it had sole voting power with respect to 650,000 shares.

  • Amendment to Schedule 13G filed by Royce & Associates LLC on February 4, 2003.

  • Amendment to Schedule 13G jointly filed by Delta Partners LLC, Charles Jobson and Christopher Argyople on January 27, 2003. Delta Partners LLC reported that it had shared voting and dispositive power with respect to 492,168 shares. Charles Jobson reported that he had shared voting and dispositive power with respect to 492,168 shares. Christopher Argyrople reported that he had shared voting and dispositive power with respect to 492,168 shares.

  • Schedule 13G filed by Prudential Financial, Inc. on February 7, 2003. Included in the number of shares stated above are 467,290 Warrants which are convertible into common stock at a ratio of 1:1.

  • Amendment to Schedule 13G filed by Dimensional Fund Advisors, Inc. on February 3, 2003.

Interests of Certain Persons and Matters to be Action Upon

Except as noted below, no director or executive officer of the Company who has served in that function since April 1, 2002 will receive any extra or special benefit not shared on a pro rata basis by all of the holders of the Company's Common Stock as a result of the consummation of the Transactions. Notwithstanding the foregoing, certain of the Company's senior officers and directors entered into Amendment and Termination Agreements to the Change of Control Agreements currently in effect which will be effective upon the Closing. See "Other Agreements — Amendment and Termination Agreements." In addition, Joseph Rog will enter into the New Employment Agreement upon the Closing. See "Other Agreements — Employment Agreement of Joseph Rog" for a more complete description of the terms of the New Employment Agreement. Further, beginning July 15,

2003 non-employee directors on the Special Committee were compensated at a rate of $2,500 per month ($5,000 for the chairperson) in connection with the refinancing and recapitalization.

Independent Auditors

A representative of the Company's current auditors, KPMG, is expected to be present at the meeting and will have the opportunity to make a statement. The representative is also expected to be available to respond to appropriate questions. KPMG acted as independent auditors for the Company for fiscal 2003.

Voting Procedures/Revoking Your Proxy

You may vote by mail or in person at the meeting. To vote by mail, complete and sign your proxy card — or your broker's voting instruction card if your shares are held by your broke — and return it in the enclosed business-reply envelope. You may also vote by telephone by following the instructions preprinted on the enclosed proxy card.

The shares of those who fail to return a proxy or attend the meeting will not count towards determining any required plurality, majority or quorum. A proxy statement and proxy card are being sent to participants who own the Company common shares through our 401(k) retirement savings plan and our employee stock purchase plan. The proxy serves as a voting instruction for your plan shares. For our 401(k) plan, if you do not vote your shares, the plan trustee will vote them on your behalf. For the employee stock purchase plan, if you do not vote your shares, they will remain unvoted at the Meeting.

The enclosed proxies will be voted in accordance with the instructions you place on the proxy card. Unless otherwise stated, all shares represented by your returned, signed proxy will be voted FOR the agenda items noted on the first page of this proxy statement.

You can change your vote after sending in a proxy, until the time of the Meeting, by following these procedures.

If you are a shareholder of record, your proxy may be revoked if you:

- Deliver a signed, written revocation letter, dated later than the proxy, to John D. Moran, Secretary, at 1090 Enterprise Drive, Medina, Ohio 44256;

- Deliver a signed proxy, dated later than the first one, to ComputerShare Investor Services LLC; or

- Attend the Meeting and vote in person or by proxy.

If you are not a shareholder of record (e.g. your shares are held in a brokerage account) you will need to have the record shareholder follow the above procedures for revoking your proxy. Attending the meeting alone will not revoke your proxy.

Other Business

Section 3.3 of the Existing Regulations provides generally that no proposal, resolution, amendment to any proposal or resolution, or nomination, other than procedural matters relating to the conduct of the meeting, may be considered at a meeting of our shareholders unless that matter has been set forth in a proxy or information statement furnished to our shareholders in connection with the meeting in compliance with the requirements of the Securities Exchange Act of 1934.

The Board of Directors knows of no other matters for consideration at the meeting. If any other business should properly arise, the persons appointed in the enclosed proxy have discretionary authority to vote in accordance with their best judgment.

As noted above, a copy of the Company's 2003 Annual Report on Form 10-K and Form 10-Q for the quarter ended September 30, 2003 filed with the SEC are enclosed with this proxy statement. Copies may be obtained by shareholders, without charge, upon written request to Investor Relations, Corrpro Companies, Inc., 1090 Enterprise Drive, Medina, Ohio 44256, telephone number 330-723-5082. You may also obtain our SEC filings through the Internet www.sec.gov or at our website at www.corrpro.com.

By order of the Board of Directors.



John D. Moran
Secretary

January   , 2004

**PLEASE VOTE — YOUR VOTE IS IMPORTANT**

SECURITIES PURCHASE AGREEMENT

BY AND BETWEEN

CORRPRO INVESTMENTS, LLC

AND

CORRPRO COMPANIES, INC.

DATED AS OF DECEMBER 15, 2003

TABLE OF CONTENTS

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this "*Agreement*") is made and entered into as of the 15th day of December, 2003, by and between CorrPro Investments, LLC, a Delaware limited liability company ("*Purchaser*"), and Corrpro Companies, Inc., an Ohio corporation (the "*Company*").

W I T N E S S E T H:

WHEREAS, the Company desires to issue and sell, and Purchaser desires to purchase, (i) an aggregate of 13,000 shares (the "*Shares*") of the Company's Series B Cumulative Redeemable Voting Preferred Stock, without par value (the "*Series B Preferred Stock*"), and (ii) detachable warrants in substantially the form attached hereto as *Exhibit A* (the "*Purchaser Warrants*") to purchase up to that number of shares of the Company's common shares, without par value (the "*Common Stock*"), that is equal to forty percent (40%) of the aggregate number of Fully Diluted Shares (the Shares and the Purchaser Warrants, collectively, the "*Securities*");

NOW, THEREFORE, in consideration of the premises and mutual representations, warranties, covenants and agreements contained in this Agreement, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agrees as follows:

1. *Definitions.*   For the purposes of this Agreement, the following terms shall have the following meanings:

"*1997 Directors Plan*" shall mean the 1997 Non-Employee Directors' Stock Option Plan of the Company, as amended.

"*1997 Incentive Plan*" shall mean the 1997 Long-Term Incentive Plan of the Company, as amended.

"*Adjusted Working Capital*" shall mean, immediately prior to the Closing, an amount of net working capital of the Company which is equal to (i) the amount of "current assets" of the Company (excluding "assets held for sale") at such time *minus* (ii) the amount of "current liabilities" of the Company (excluding (I) "liabilities held for sale" and (II) "short-term borrowings and current portion of long term debt") at such time, *minus* the amount of excess cash (as described in Section 6.1(w)(ii)) at such time, in each case for any item set off in quotes as set forth in the appropriate line item of the Company's financial statements, as determined in accordance with GAAP. For purposes of the foregoing, (1) the term Adjusted Working Capital shall be based upon an assumption that the exchange rates (A) between the United States dollar and the Canadian dollar and (B) between the United States dollar and the British pound shall remain at a constant level from those rates that existed on June 30, 2003, and (2) the amount of any Transaction Costs that are incurred after June 30, 2003 and included in the calculation of Adjusted Working Capital shall be added back to the amount of Adjusted Working Capital.

"*Affiliate*" shall mean, with respect to any Person, any other Person directly or indirectly controlling (including, but not limited to, all directors and executive officers of such Person), controlled by, or under direct or indirect common control with, such Person.

"*Agreement*" shall mean have the meaning set forth in the preamble.

"*Alternative Transaction*" shall mean any (i) tender or exchange offer involving the Company, (ii) merger, consolidation or other business combination involving the Company or any of its Subsidiaries, other than a merger, consolidation or other business combination solely between the Company and one or more of its Subsidiaries, (iii) acquisition by any Person (other than the Company or any of its Subsidiaries) of any interest in equity securities (either currently outstanding or newly issued) of the Company or any of its Subsidiaries whereby after the consummation of such acquisition such acquiring Person would be the beneficial owner of twenty percent (20%) or more of the outstanding equity securities of the Company or any of its Subsidiaries, (iv) acquisition of all or substantially all of the assets of the Company or any of its Subsidiaries, (v) recapitalization or restructuring with respect to the Company; or (vi) any other transaction similar to any of the foregoing with respect to the Company or any of its Subsidiaries; *provided*, *however*, that the term "Alternative Transaction" (i) shall not include the transactions contemplated by this Agreement and the Transaction Documents or (ii) only if this Agreement is validly terminated by the Company in accordance with Section 8.15(a)(ii), shall not include any transaction consummated by the

Company after such valid termination of this Agreement by the Company in accordance with Section 8.15(a)(ii).

"*AMEX*" shall mean the American Stock Exchange.

"*Amended Articles*" shall have the meaning set forth in Section 3.2.

"*Amended Regulations*" shall have the meaning set forth in Section 3.2.

"*Amendment and Termination Agreements*" shall mean, collectively, the Amendment and Termination Agreement effective October 23, 2003 by and between the Company and George A. Gehring, the Amendment and Termination Agreement effective October 23, 2003 by and between the Company and Barry W. Schadeck, the Amendment and Termination Agreement effective October 23, 2003 by and between the Company and David H. Kroon, the Amendment and Termination Agreement effective October 23, 2003 by and between the Company and Michael K. Baach, the Amendment and Termination Agreement effective October 23, 2003 by and between the Company and John D. Moran, the Amendment and Termination Agreement effective October 23, 2003 by and between the Company and Robert M. Mayer, and the Amendment and Termination Agreement effective October 23, 2003 by and between the Company and Joseph W. Rog.

"*Average Annual Warranty Cost*" shall have the meaning set forth in Section 3.32.

"*Board*" shall mean the Board of Directors of the Company, including any committees thereof.

"*Break-Up Fee*" shall have the meaning set forth in Section 5.7(e).

"*Business Day*" shall mean any day other than a Saturday, Sunday, public holiday under the laws of the State of New York or any other day on which banking institutions are authorized to close in New York City.

"*CERCLA*" shall have the meaning set forth in Section 3.19(a).

"*Certifications*" shall have the meaning set forth in Section 3.22.

"*Claim Notice*" shall have the meaning set forth in Section 7.4.

"*Closing*" shall have the meaning set forth in Section 2.2(a).

"*Closing Fee*" shall mean the closing fee payable by the Company pursuant to Section 1 of the Services Agreement.

"*Closing Date*" shall have the meaning set forth in Section 2.2(a).

"*Code*" shall mean the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated thereunder.

"*Common Stock*" shall have the meaning set forth in the Recitals.

"*Company*" shall have the meaning set forth in the Preamble.

"*Company Benefit Plans*" shall have the meaning set forth in Section 3.15.

"*Company Product*" shall have the meaning set forth in Section 3.32.

"*Confidentiality Agreement*" shall mean that certain Confidentiality Agreement dated as of April 24, 2003 by and between Purchaser and the Company.

"*Consolidated*" or "*Consolidating*" shall mean, when used with reference to any financial term in this Agreement, the aggregate for two or more Persons of the amounts signified by such term for all such Persons determined on a consolidated basis in accordance with GAAP. Unless otherwise specified herein, references to consolidated financial statements or data of Company includes consolidation with its Subsidiaries in accordance with GAAP.

"*Current Terms*" shall mean (i) with respect to an account payable for which a related invoice or other agreement governing payment terms exists, the payment terms as defined in the invoice or other agreement related to such account payable; (ii) with respect to an account payable with no related invoice or other agreement governing payment terms, the payment terms for an account payable that are consistent with the customary payment practices in the Ordinary Course of Business of non-distressed businesses in the Company's industry or line of business; and (iii) with respect to amounts owed by the Company to its employees, the aggregate amounts owed by the Company in the Ordinary Course of Business to its employees, including, without limitation, bonuses, salaries, and vacation, sick leave and other benefits, without any extension for, postponement of or out of the ordinary rollover of the payment or accrual of such amounts.

"*Determination Date*" shall mean the date of the later to occur of (i) the approval by Company's shareholders of the Shareholder Proposals and (ii) the consummation of the sale of the Company's Middle East operations in accordance with the conditions set forth in Section 6.1(y); *provided* that if the events described in both clause (i) *and* clause (ii) above have not yet occurred, the Determination Date shall be a date in the future that is not yet determined.

"*Environmental Laws*" shall have the meaning set forth in Section 3.19(a).

"*Environmental Permits*" shall have the meaning set forth in Section 3.19(b).

"*ERISA*" shall mean the Employee Retirement Income Security Act of 1974, as amended, or any successor act or code and the regulations in effect from time to time thereunder.

"*ERISA Affiliates*" shall have the meaning set forth in Section 3.15(a).

"*Exchange Act*" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"*Existing Articles*" shall have the meaning set forth in Section 3.2.

"*Existing Regulations*" shall have the meaning set forth in Section 3.2.

"*Existing Senior Lenders*" shall mean the Company's senior lenders under the Prior Credit Agreement.

"*Existing Senior Notes*" shall mean the Senior Notes due 2008 issued by the Company pursuant to the terms and conditions of the Prior Note Agreement.

"*Financial Statements*" shall have the meaning set forth in Section 3.23.

"*Foreign Collectively Bargained Benefit Plan*" shall mean each Foreign Benefit Plan that covers or benefits any current or former employee of the Company or any of its Subsidiaries that is not a Foreign Governmental Benefit Plan and that is sponsored by any Person other than the Company or any of its Subsidiaries.

"*Foreign Benefit Plan*" shall mean each employee benefit plan, cafeteria plan, flexible spending arrangement, sick leave and vacation policy, bonus, stock option, stock purchase, restricted stock, incentive compensation, deferred compensation, retirement, severance, medical, life, dental, disability or other welfare benefit plan, or any other benefit plans, programs, agreements, policies, or arrangements and all employment termination, severance, assignment, or other employment contracts or employment agreements governed, required, or imposed by the law of any jurisdiction outside of the United States, whether written or oral, and any insurance policies or arrangements related thereto, maintained, sponsored, established, or contributed to or required to be contributed, or with respect to which any liability is borne, outside the fifty (50) states of the United States of America by the Company or any of its Subsidiaries including but not limited to, any Foreign Governmental Plan.

"*Foreign Governmental Benefit Plan*" shall mean any Foreign Benefit Plan sponsored by any government or governmental entity.

"*Fully Diluted Shares*" shall mean that number of shares of Common Stock which is equal to the sum, without duplication, of (i) the number of shares of Common Stock outstanding as of the Closing Date, (ii) the number of shares of Common Stock issuable upon exercise of the Outstanding Warrants, (iii) the number of shares of Common Stock issuable upon exercise of the Purchaser Warrants and the Lender Warrants, (iv) a number of shares of Common Stock, issuable upon exercise of the Outstanding Options and options that may be granted under the Option Plans or the New Option Plan, equal to fifteen percent (15%) of the aggregate number of shares of Common Stock contemplated by clauses (i)-(v) herein and (v) the number of shares of Common Stock issuable due to the effects of any anti-dilution adjustment to any of the foregoing upon the issuance of the Purchaser Warrants, the Lender Warrants or any of the securities contemplated in clauses (ii), (iii) and (iv) above.

"*GAAP*" shall have the meaning set forth in Section 3.23.

"*Government*" shall mean the government of the United States of America, its agencies and instrumentalities.

"*Governmental Approval*" shall mean any approval, order, consent, waiver, authorization, certificate, license, permit or validation of, or exemption or other action by, or filing, recording or registration with, or notice to, any Governmental Authority.

"*Governmental Authority*" shall mean any government or political subdivision or any agency, authority, bureau, central bank, commission, department or instrumentality of either, or any court, tribunal, grand jury or arbitrator, in each case whether foreign or domestic.

"*Government Bid*" shall mean any offer to sell made by the Company or any of its Subsidiaries prior to the Closing Date which, if accepted, would result in a Government Contract and for which an award has not been issued more than thirty (30) days prior to the date of this Agreement.

"*Government Contract*" shall mean any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter contract, grant, cooperative agreement or other similar arrangement of any kind, between the Company or any of its Subsidiaries on one hand, and (i) any Governmental Authority, (ii) any prime contractor of a Governmental Authority in its capacity as a prime contractor, or (iii) any subcontractor at any tier with respect to a contract with a Governmental Authority if such subcontractor is acting in its capacity as a subcontractor, on the other hand. A task, purchase or delivery order under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

"*Hazardous Material*" shall mean any element, compound, substance or other material (including, without limitation, any pollutant, contaminant, hazardous waste, hazardous substance, chemical substance, or product) that is listed, classified or regulated pursuant to any Environmental Law, including, without limitation, any petroleum product, by-product or additive, asbestos, presumed asbestos-containing material, asbestos-containing material, medical waste, chlorofluorocarbon, hydrochlorofluorocarbon, lead-containing paint, polychlorinated biphenyls, radioactive material or radon.

"*Indebtedness*" of any Person shall mean (a) all liabilities and obligations of such Person, contingent or otherwise, (i) in respect of borrowed money, (ii) evidenced by bonds, notes, debentures or similar instruments, (iii) representing the deferred and unpaid balance of the purchase price of any property or services, except those incurred in the Ordinary Course of Business that would constitute ordinarily a trade payable to trade creditors, (iv) evidenced by bankers' acceptances, or (v) for payment of money relating to leases that are required to be capitalized for financial reporting purposes under GAAP, (b) all liabilities and obligations of any other Person of the kind described in the preceding clause (a) that such Person has guaranteed or that is otherwise its legal liability or which are secured by the assets or property of such Person and (c) all obligations of such Person to purchase, redeem or acquire any of its capital stock.

"*Indebtedness Cap*" shall initially mean $49,000,000, *minus* the amount of Run-Off Insurance Costs, *minus* any net proceeds from the sale of any non-current assets and any assets reflected in "assets held for sale" on the Company's Form 10-Q for the quarterly period ended June 30, 2003 (including, but not limited to the Company's Middle East operations and as adjusted to exclude the reclassification of the Company's U.K. operations, as set forth in Exhibit C of the LOI), *plus* the amount of any net proceeds from the sale of the Company's Middle East operations that are used and allocated to pay Yield Maintenance Amounts, *plus* the amount, if any, by which net proceeds ((i) after deducting fees and expenses paid or payable to Grant Thornton relating to the sale of the Company's Middle East operations and (ii) excluding any amounts subject to earnout, holdback, escrow, delayed payment or other similar arrangements) received by the Company prior to the Closing from the sale of the Company's Middle East operations (excluding such amounts that are used and allocated to pay Yield Maintenance Amounts) exceeds an amount equal to the Prior Note Prepayment Amount as of the Closing Date, *plus* the amount, if any, by which excess cash (as described in Section 6.1(w)(ii)) exceeds $4,100,000, *plus* the amount, if any, by which Transaction Costs paid by the Company at any time prior to the calculation of the Indebtedness Cap exceeds $220,000; *provided*, *however*, that if the Adjusted Working Capital shall be less than the Initial Adjusted Working Capital, then the Indebtedness Cap shall be reduced by an amount which is equal to (i) the Initial Adjusted Working Capital *minus* (ii) the Adjusted Working Capital; and, *provided*, *further*, that if the Adjusted Working Capital shall be greater than the Initial Adjusted Working Capital, then the Indebtedness Cap shall be increased by an amount which is equal to (A) the Adjusted Working Capital *minus* (B) the Initial Adjusted Working Capital.

"*Indemnified Party*" shall have the meaning set forth in Section 7.4.

"*Indemnifying Party*" shall have the meaning set forth in Section 7.4.

"*Investor and Registration Rights Agreement*" shall have the meaning set forth in Section 6.1(i).

"*Initial Adjusted Working Capital*" shall mean $18,121,000.

"*Knowledge*" shall mean with respect to the Company, the actual knowledge of Joseph W. Rog, Robert M. Mayer, John D. Moran, Michael K. Baach, David H. Kroon, George A. Gehring, Jr. and Barry W. Schadeck.

"*Law*" shall mean the Existing Articles, the Existing Regulations and any foreign, federal, state or local law, statute, rule, regulation, ordinance, code, directive, writ, injunction, decree, judgment or order applicable to the Company or any of its Subsidiaries.

"*Lender Warrants*" shall mean the detachable warrants to be issued by the Corporation to the holders of Subordinated Notes in connection with the issuance of the Subordinated Notes.

"*Letter Agreement*" shall mean that certain letter agreement, dated as of August 14, 2003, by and between the Company and Purchaser.

"*Losses*" shall have the meaning set forth in Section 7.3.

"*Lien*" shall mean any mortgage, deed of trust, pledge, lien, security interest, charge or other encumbrance or security arrangement of any nature whatsoever, including any conditional sale or title retention arrangement, and any assignment, deposit arrangement or lease intended as, or having the effect of, security.

"*LOI*" shall mean that certain Letter of Intent, dated as of September 11, 2003, by and between the Company and Purchaser, as amended.

"*Major Shareholder*" shall mean a beneficial or record owner of a number of shares of Common Stock equal to or in excess of ten percent (10%) of the outstanding shares of Common Stock.

"*Material Adverse Effect*" shall mean an event, occurrence or condition that has had, or could reasonably be expected to have, a material adverse change or effect on the business, condition (financial or otherwise), assets, liabilities, working capital, prospects or results of operations of the Company and its Subsidiaries, taken as a whole.

"*Material Contracts*" shall have the meaning set forth in Section 3.10.

"*Minimum Excess Cash Amount*" shall mean an amount equal to $4,100,000; provided that if the amount of Indebtedness of the Company and its Subsidiaries on a consolidated basis immediately prior to the Closing shall be less than the Indebtedness Cap, then the Minimum Excess Cash Amount shall be reduced by an amount which is equal to (i) the Indebtedness Cap *minus* (ii) the amount of Indebtedness of the Company and its Subsidiaries on a consolidated basis immediately prior to the Closing.

"*New Option Plan*" shall mean the new incentive plan of the Company to be approved by the Board subsequent to the Closing.

"*Option Plans*" shall mean, collectively, (i) the 1997 Incentive Plan and (ii) the 1997 Directors Plan.

"*Ordinary Course of Business*" means any action taken by a Person that is:

      (a) consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person;

      (b) not required to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority); and

      (c) similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors of such Person (or by any Person or group of Persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.

"*Outstanding Options*" shall have the meaning set forth in Section 3.4(a).

"*Outstanding Warrants*" shall have the meaning set forth in Section 3.4(a).

"*Qualified Plan*" shall have the meaning set forth in Section 3.15(b).

"*Permits*" shall have the meaning set forth in Section 3.8.

"*Person*" shall mean an individual, corporation, limited liability company, partnership, trust, incorporated or unincorporated organization, joint venture, joint stock company, or a government or any agency or political subdivision thereof or other entity of any kind.

"*Preferred Stock*" shall have the meaning set forth in Section 3.4(a).

"*Prior Credit Agreement*" shall mean that certain Amended and Restated Credit Agreement dated as of June 9, 2000, as amended, by and between Bank One, NA, the Company and the other parties thereto.

"*Prior Note Agreement*" shall mean that certain Note Purchase Agreement dated as of January 21, 1998, as amended, by and between the Company and The Prudential Insurance Company of America.

"*Prior Note Prepayment Amount*" shall mean, as of any date of determination, the aggregate amount of all Yield Maintenance Amounts paid by the Company on or after September 11, 2003 but prior to such date of determination, *plus* the aggregate amount of all Yield Maintenance Amounts payable on such date of determination if the entire principal of the Existing Senior Notes were prepaid on such date of determination.

"*Proprietary Rights*" shall have the meaning set forth in Section 3.9.

"*Proxy Materials*" shall mean the proxy statement and other proxy materials, including any amendments and supplements thereto, to be used to solicit proxies on behalf of the Board in connection with the Shareholders Meeting.

"*Purchase Price*" shall have the meaning set forth in Section 2.1.

"*Purchaser Entity*" shall have the meaning set forth in Section 7.2.

"*Purchaser Proxy Information*" shall have the meaning set forth in Section 5.2(c).

"*Purchaser Warrants*" shall have the meaning set forth in the Recitals.

"*Release*" shall mean any past or present release, spill, leak, leaching, pumping, pouring, emitting, emptying, discharging, injecting, escaping, disposing or dumping.

"*Required Consents*" shall mean those consents, approvals, waivers, orders, authorizations, declarations, registrations, filings or notifications required under the agreements set forth on *Schedule 3.13A*.

"*Rights Agreement*" shall have the meaning set forth in Section 3.4(c).

"*Run-Off Insurance Costs*" shall mean the aggregate costs of any insurance policies that provide run-off and/or tail coverage deemed to be reasonably necessary by Purchaser as a result of the transactions contemplated by this Agreement and the other Transaction Documents. The parties hereto agree that the current estimate of the Run-Off Insurance Costs is $900,000, which estimate has been used in establishing the amount of the Indebtedness Cap.

"*SAR Plan*" shall have the meaning set forth in Section 3.4(b).

"*SEC*" shall mean the Securities and Exchange Commission, or any successor agency thereto.

"*SEC Documents*" shall have the meaning set forth in Section 3.22.

"*Securities*" shall have the meaning set forth in the Recitals.

"*Securities Act*" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"*Senior Credit Facility*" shall mean the Master Credit Facility consisting of a proposed revolving credit line and a term loan from CapitalSource Finance LLC to the Company, upon substantially the terms as set forth in that certain Binding Commitment Letter, dated as of the date hereof, by and between CapitalSource Finance LLC and the Company, as set forth on *Exhibit B*.

"*Series B Preferred Stock*" shall have the meaning set forth in the Recitals.

"*Services Agreement*" shall have the meaning set forth in Section 6.1(i).

"*Shareholders Meeting*" shall have the meaning set forth in Section 5.2(a).

"*Shareholder Proposals*" shall have the meaning set forth in Section 5.2(a).

"*Shares*" shall have the meaning set forth in the Recitals.

"*Subordinated Notes*" shall mean the Senior Secured Subordinated Notes of the Company proposed to be issued to American Capital Strategies, Ltd. upon substantially the terms as set forth in that certain Binding Commitment Letter, dated as of the date hereof, by and between American Capital Strategies, Ltd. and the Company, as set forth on *Exhibit C*.

"*Subsidiary*" or "*Subsidiaries*" shall mean any other corporation, limited liability company, association, joint stock company, joint venture or business trust of which, as of the date hereof or hereafter, (i) more than fifty percent (50%) of the outstanding voting stock, share capital or other equity interests is owned either directly or indirectly by any Person or one or more of its Subsidiaries, or (ii) the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by any Person and/or its Subsidiaries.

"*Superior Proposal*" shall mean any proposal relating to an Alternative Transaction (on its most recently amended or modified terms, if amended or modified) which the Board determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation) to be (i) more favorable to the Company's creditors and shareholders, from a financial point of view, than the transactions contemplated by this Agreement and the Transaction Documents (including any changes to the financial terms hereof and thereof proposed by Purchaser in response to such Alternative Transaction), (ii) for which the Board has received evidence reasonably demonstrating that any financing required in connection with the Alternative Transaction has been obtained or is then committed, and (iii) reasonably assured of being consummated, taking into account all financial, legal, regulatory and other aspects of such Alternative Transaction.

"*Superior Proposal Notice*" shall have the meaning set forth in Section 5.7(b).

"*Superior Proposal Period*" shall have the meaning set forth in Section 5.7(b).

"*Third Party*" shall have the meaning set forth in Section 5.7(a).

"*Transaction Costs*" shall mean the aggregate amount of transaction and financing fees, expenses and costs (including, without limitation, all legal, accounting, financial, investment banking, due diligence and advisory fees, expenses and costs) incurred or paid, or expected to be incurred or paid, by the Company, Purchaser and/or their Affiliates in connection with the transactions contemplated by this Agreement, the other Transaction Documents, the Senior Credit Facility, and the Subordinated Notes, excluding (a) Yield Maintenance Amounts, (b) all legal fees and expenses of Hahn, Loeser & Parks, LLP other than those in connection with this Agreement, the other Transaction Documents, the Senior Credit Facility and the Subordinated Notes and the transactions related thereto and (c) legal fees and expenses paid or payable to Haynes and Boone, LLP in connection with this Agreement and the transactions related thereto, but including, without limitation, (i) all amounts to be paid pursuant to the Amendment and Termination Agreements, which will be paid six (6) months after Closing, (ii) the Closing Fee, (iii) Run-Off Insurance Costs, (iv) expenses related to the Proxy Materials, (v) fees and expenses paid or payable to Grant Thornton relating to the United Kingdom operations and (vi) fees, costs and expenses related to the termination or redemption of the Rights Agreement.

"*Transaction Documents*" shall mean, collectively, this Agreement, the Investor and Registration Rights Agreement, the Purchaser Warrants, the Services Agreement, the Amended Articles, the Amended Regulations and all other agreements and instruments and any other documents, certificates, instruments or agreements executed pursuant to or in connection herewith or therewith, as such documents may be amended from time to time.

"*Yield Maintenance Amounts*" shall mean yield maintenance amounts, as defined in the Prior Note Agreement.

"*Warrant Shares*" shall have the meaning set forth in Section 3.5.

2. *Purchase And Sale of the Securities; Closing.*

2.1. *Purchase and Sale of the Securities.* Subject to the terms and conditions of this Agreement, at the Closing, the Company agrees to sell and issue to Purchaser, and Purchaser agrees to purchase from the Company, the Securities for an aggregate purchase price of $13,000,000 (the "*Purchase Price*").

2.2. *Closing.*

(a) The purchase and sale of the Securities (the "*Closing*") shall take place at the offices of Haynes and Boone, LLP, 901 Main Street, Suite 3100, Dallas, Texas 75202, within five (5) Business Days of the satisfaction or waiver of the closing conditions set forth in Section 6, or on such other date and at such other time as the Company and Purchaser shall mutually agree. The date of the Closing is referred to herein as the "*Closing Date*."

(b) At the Closing,

(i) the Company shall deliver to Purchaser (A) one or more certificates representing the Shares in such denominations as Purchaser shall designate, and (B) the Purchaser Warrants; and

(ii) Purchaser shall deliver to the Company the Purchase Price payable by wire transfer of immediately available funds to such account or accounts as the Company shall designate.

3. *Representations and Warranties of the Company.* The Company hereby represents and warrants to Purchaser that:

3.1. *Organization and Qualification.* Each of the Company and its Subsidiaries has been duly incorporated or organized and is validly existing and in good standing under the laws of the state of its jurisdiction or organization, and has the requisite power and authority to own, lease and operate its assets, properties and businesses and to carry on its businesses as it is presently being conducted. Each of the Company and its Subsidiaries is duly qualified to transact business, and is in good standing, in each jurisdiction where it owns or leases real property or maintains employees or where the nature of its activities make such qualification necessary, except where such failure to qualify would not have a Material Adverse Effect.

3.2. *Articles of Incorporation and Code of Regulations.* The Company has delivered to Purchaser true, correct, and complete copies of (i) the Amended and Restated Articles of Incorporation of the Company as in effect on the date hereof (the "*Existing Articles*"), (ii) the Amended and Restated Code of Regulations of the Company as in effect on the date hereof (the "*Existing Regulations*"), (iii) the Amended and Restated Articles of Incorporation of the Company, including all certificates of amendment and including the designation of the rights, powers and preferences of the Series B Preferred Stock in the form attached hereto as *Exhibit D* as will be in effect at the Closing assuming shareholder approval of the Shareholder Proposals (the "*Amended Articles*"), and (iv) the Amended and Restated Code of Regulations of the Corporation in the form attached hereto as *Exhibit E* as will be in effect at the Closing assuming shareholder approval of the Shareholder Proposals (the "*Amended Regulations*").

3.3. *Corporate Power and Authorization.* The Company has all required corporate power and authority to (i) execute and deliver this Agreement and each of the other Transaction Documents, and (ii) assuming shareholder approval of the Shareholder Proposals, perform its obligations hereunder and thereunder, and consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and each of the other Transaction Documents, and the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action of the Company (except for shareholder approval of the Shareholder Proposals). This Agreement has been duly executed and delivered by the Company and constitutes, and each of the other Transaction Documents when executed by the Company on or prior to the Closing as provided herein will constitute, a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, and similar laws relating to or affecting creditors' rights generally and (ii) general equitable principles. The sale, issuance and delivery of the Securities and the performance of all of the obligations of the Company under this Agreement and each of the other Transaction Documents have been authorized or will be authorized prior to the Closing, and, other than the approval of the Company's shareholders of the Shareholder Proposals and the consents listed on *Schedule 3.13A* and *Schedule 3.13B*, no other corporate or other approval or authorization is required on the part of the Company, any of its Subsidiaries or any other Person by Law or otherwise in order to make this Agreement and each of the other Transaction Documents the valid, binding and enforceable obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, and similar laws relating to or affecting creditors' rights generally and (ii) general equitable principles.

3.4. *Capitalization.*

(a) As of the date hereof, the authorized capital stock of the Company consists of (i) 40,000,000 shares of Common Stock and (ii) 1,000,000 shares of the Company's Serial Preferred Shares, without par value (the "*Preferred Stock*"). As of November 12, 2003, 8,454,847 shares of Common Stock have been issued and are outstanding and no shares of Preferred Stock are issued and outstanding. As of December 10, 2003, (A) 1,309,277 shares of Common Stock are issuable upon exercise of outstanding options granted pursuant to the 1997 Incentive Plan and (B) 55,000 shares of Common Stock are issuable upon exercise of outstanding options granted pursuant to the 1997 Directors Plan (collectively, the "*Outstanding Options*"). As of the date hereof and the Closing Date, the maximum number of shares of Common Stock that are issuable upon exercise of additional options that may be granted (I) under the 1997 Incentive Plan is 276,461; *provided* that shares issued upon exercise of option awards, and shares subject to issuance but not issued due to surrender, lapse, expiration or termination, shall once again be available for issuance, (II) under the 1997 Directors Plan is 7,500, and (III) under the Outstanding Warrants is 774,962 (collectively, the "*Unissued Options*"). The Company has reserved a sufficient number of Common Stock for issuance upon exercise of the Outstanding Options, the Unissued Options and the Outstanding Warrants. As of the date hereof and the Closing Date, (1) 387,481 shares of Common Stock are issuable upon exercise of warrants issued to Bank One, N.A. pursuant to that certain Common Stock Purchase Warrant, dated as of September 23, 2002, and (2) 387,481 shares of Common Stock are issuable upon exercise of warrants issued to The Prudential Insurance Company of America pursuant to that certain Common Stock Purchase Warrant, dated as of September 23, 2002 (collectively, the "*Outstanding Warrants*"). The Company is a party to the Rights Agreement, which entitles shareholders of the Company to buy, upon certain triggering events, one one-hundredth of a Series A Junior Participating Preferred Share at an exercise price of $75 per share (subject to certain adjustments provided therein).

(b) Except as set forth in Section 3.4(a), as contemplated by this Agreement or as set forth in *Schedule 3.4(b)* hereto, there are no outstanding (i) shares of capital stock or other voting securities of the Company; (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of the Company; (iii) subscriptions, options, warrants, calls, commitments, preemptive rights or other rights of any kind to acquire from the Company, and no obligation of the Company to issue or sell, any shares of capital stock or other voting securities of the Company or any securities of the Company convertible into or exchangeable for such capital stock or voting securities; or (iv) other than 30,000 Stock Appreciation Rights granted under the Company's 2001 Non-Employee Directors Stock Appreciation Rights Plan (the "*SAR Plan*"), equity equivalents, interests in the ownership or earnings or other similar rights of or with respect to the Company. Except as set forth on *Schedule 3.4(b)* or as set forth in this Agreement, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of Common Stock or any other securities of the type described in clauses (i)-(iv) of the preceding sentence. Except as provided in this Agreement, applicable securities laws, the Company's 401(k) Savings Plan and the Company's Employee Stock Purchase Plan, there are no restrictions upon the voting or transfer of any shares of the capital stock or other voting securities of the Company pursuant to the Existing Articles, the Existing Regulations or other governing documents or any agreement or other instrument to which the Company is a party or by which the Company is bound.

(c) The execution and delivery of this Agreement is not and will not be deemed to be a triggering event and will not otherwise accelerate, create or result in any redemption rights under that certain Rights Agreement, dated as of July 23, 1997, by and between the Company and ComputerShare, as successor rights agent (the "*Rights Agreement*"). As of the Closing Date, the Company will have taken any and all action necessary to terminate the Rights Agreement.

3.5. *Authorization of Issuance; Reservation of Shares.* At the Closing, (i) the Shares to be acquired by Purchaser from the Company will be duly authorized and validly issued, fully paid and nonassessable and not issued in violation of any preemptive or similar rights and (ii) upon execution of the Purchaser Warrants, the shares of Common Stock issuable upon exercise of the Purchaser Warrants (the "*Warrant Shares*") will be duly authorized and reserved for issuance, and upon issuance thereof upon exercise of the Purchaser Warrants, will be validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive or similar rights.

3.6. *Title to Properties.* Except as set forth on *Schedule 3.6*, the Company and its Subsidiaries have good and marketable title to, or valid and subsisting leasehold interests in, all of their respective real properties and other properties, whether tangible or intangible. Except as set forth on *Schedule 3.6*, none of the real properties or other properties, whether tangible or intangible, of the Company and its Subsidiaries is subject to any Lien. The Company and each of its Subsidiaries has performed all the obligations required to be performed by it in all material respects under the applicable lease or other agreement with respect to all of its real properties and other properties, whether tangible or intangible, leased by it. All such leases are valid, binding and enforceable with respect to the Company and its Subsidiaries, to the extent each is a party thereto, in accordance with their terms (except that such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, and similar laws relating to or affecting creditors' rights generally, and (ii) general equitable principles) and are in full force and effect, no material event of default has occurred and is continuing under such leases on the part of the Company or any of its Subsidiaries, and the Company has no Knowledge of the occurrence of any uncured event of default under such leases by any other Person.

3.7. *Related-Party Transactions.* Except as set forth in *Schedule 3.7*, no director, officer, employee, Major Shareholder, or consultant of the Company or any of its Subsidiaries or member of the immediate family (defined as parents, spouse, siblings or lineal descendants) of any such director, officer, employee, Major Shareholder, or consultant is indebted to the Company or any of its Subsidiaries for borrowed money, and neither the Company nor any of its Subsidiaries is indebted for borrowed money (or committed to make loans or extend or guarantee credit) to any of them, other than for reimbursement of expenses incurred in connection with their service to the Company and/or its Subsidiaries. Except as provided in this Agreement or the other Transaction Documents or except as set forth in *Schedule 3.7*, no director, officer or Major Shareholder of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any consultant or any member of the immediate family of any such director, officer, Major Shareholder, or, to the Knowledge of the Company, consultant, directly or indirectly, (i) is a party to or beneficially owns of record in excess of ten percent (10%) of any person that is a party to any Material Contract or has any other business relationship with the Company or any of its Subsidiaries, except for stock ownership in, and employment by, the Company or any of its Subsidiaries, or (ii) has any business relationship with any competitor of the Company or any of its Subsidiaries.

3.8. *Permits; Compliance with Applicable Law.* Except as set forth on *Schedule 3.8*, the Company and each of its Subsidiaries has all franchises, permits, licenses, authorizations, approvals, registrations and any similar authority ("*Permits*") required for the conduct of its business as now being conducted by it. The Permits shall include, without limitation, licenses and registrations as appropriate for conduct of the Company's and Subsidiaries' businesses the absence of which would have a Material Adverse Effect. Except as set forth in *Schedule 3.8*, neither the Company nor any of its Subsidiaries is in violation of, or has defaulted under, any such Permits. All such Permits are in full force and effect, and no violations that are continuing have been recorded in respect of any such Permits. No proceeding is pending or, to the Company's Knowledge, threatened to revoke or limit any such Permit. No Permit will be suspended, cancelled or adversely modified as a result of the execution and delivery of this Agreement and each of the other Transaction Documents. Except as set forth on *Schedule 3.8*, the Company and each of its Subsidiaries has complied with, is not in violation of, and has not received any written notice alleging any violation with respect to, any Law, except for failures or violations that would not have a Material Adverse Effect.

3.9. *Proprietary Rights.* Except as set forth on *Schedule 3.9*, the Company and its Subsidiaries are the sole owners, free and clear of any Liens, of all Proprietary Rights. As used herein, the term "*Proprietary Rights*" means the Company's or its Subsidiaries' patents, trademarks, trade names, service marks, logos, designs, formulations, copyrights, and other trade rights and all registrations and applications therefor, all know-how, trade secrets, technology or processes, research and development, all Internet domain names, Web sites and computer programs, data bases and software documentation and all other intellectual property owned, licensed or otherwise used by the Company and its Subsidiaries. Set forth in *Schedule 3.9* is a true and correct list of all patents and patent applications; trademarks, trade names, service marks, logos and all applications and registrations of the foregoing; Internet domain names; copyright applications and registrations; and a list describing all software owned or licensed by the Company and its Subsidiaries. The Company and each of its Subsidiaries has taken all reasonable actions to protect its rights in Proprietary Rights owned by it. The rights of the Company and each of its Subsidiaries in the Proprietary Rights are valid and enforceable. Except as disclosed in *Schedule 3.9*, neither the Company nor any of its Subsidiaries has received any demand, claim, notice or inquiry from any person or entity in respect of the Proprietary

Rights which challenges, threatens to challenge or inquires as to whether there is any basis to challenge, the validity of, or the rights of the Company and the Subsidiaries in any of the Proprietary Rights, and the Company has no Knowledge of any basis for any such challenge. To the Company's Knowledge, neither the Company nor any of its Subsidiaries is in violation or infringement of, and has not violated or infringed, any intellectual property rights of any other Person. To the Company's Knowledge, except as set forth in *Schedule 3.9*, no third party is infringing on the rights of the Company and its Subsidiaries in and to the Proprietary Rights. Except on an arm's-length basis for value and other commercially reasonable terms, neither the Company nor any of its Subsidiaries has granted any license with respect to the Proprietary Rights to any Person.

3.10. *Material Contracts*.

(a) Set forth in *Schedule 3.10(a)* is a true and complete list of all material contracts, agreements, powers of attorney, undertakings, commitments, notes, bonds, indentures, mortgages, deeds of trust, guarantees, pledges, instruments, leases, decrees or obligations that are currently in effect to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries is bound, including, without limitation, (i) any agreement or purchase or task order that requires future expenditures by the Company or any of its Subsidiaries in excess of $200,000 in any given year, or $350,000 in the aggregate, or that could result in payments to the Company or any of its Subsidiaries in excess of $500,000 in the aggregate, (ii) any employment agreements and material consulting agreements, (iii) any agreement with any current or former Major Shareholder, officer or director of the Company or any of its Subsidiaries, or any Affiliate of such Major Shareholder, officer or director, including, without limitation, any agreement or other arrangement providing for the furnishing of services by, the rental of real or personal property from, the licensing of intellectual property from, or otherwise requiring payments to, any such Major Shareholder, officer or director, (iv) any material agreement relating to the development, manufacture, marketing or distribution of the products or services of the Company or any of its Subsidiaries, (v) any material agreement relating to the licensing of intellectual property where the Company and/or its Subsidiaries is the licensee or licensor, and (vi) any other agreement material to the business of the Company or any of its Subsidiaries, regardless of the dollar value of the amounts receivable by, or payment obligations of, the Company or its Subsidiaries thereunder (collectively, the "*Material Contracts*").

(b) Assuming the due execution and delivery by the other parties thereto, each of the Material Contracts is legal, valid and binding, and in full force and effect, and enforceable in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors' rights generally and (ii) general equitable principles. There is no breach, violation or default by the Company or any of its Subsidiaries (or, to the Company's Knowledge, any other party thereto) under any Material Contract, and no event has occurred which, with notice or lapse of time or both, would (A) constitute a material breach, violation or default by the Company or any of its Subsidiaries (or, to the Company's Knowledge, any other party thereto) under any such Material Contract, (B) give rise to any Lien or right of termination, modification, cancellation, prepayment, suspension, limitation, revocation or acceleration against the Company or any of its Subsidiaries under any such Material Contract or (C) to the Knowledge of the Company, give rise to any material claims for indemnification against the Company or any of its Subsidiaries under any Material Contract. Except as set forth in *Schedule 3.10(b)*, neither the Company nor any of its Subsidiaries is and, to the Company's Knowledge, no other party to any of such Material Contract is, in arrears in any material respect of the performance or satisfaction of any terms or conditions on its part to be performed or satisfied under any of such Material Contracts, except as set forth in *Schedule 3.12*, neither the Company nor any of its Subsidiaries has received notice of, or otherwise has Knowledge of, any material claim for indemnification under any Material Contract that is currently pending, or has been asserted during the past twenty four (24) months, and neither the Company nor any of its Subsidiaries has and, to the Company's Knowledge, no other party thereto has, granted or been granted any waiver or indulgence under any of such Material Contracts or repudiated any provision thereof.

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(c) The Company has provided or made available to Purchaser or its representatives complete copies of each of the Material Contracts, including all amendments, modifications, supplements, schedules, exhibits and attachments thereto.

(d) Except as set forth in *Schedule 3.10(d)*, neither the Company nor its Subsidiaries is a party to or otherwise bound by any contracts, agreements, undertakings, commitments, notes, bonds, indentures, mortgages, deeds of trust, guarantees, pledges, instruments, leases, decrees or other obligations that are currently in effect and that contain any noncompete provisions or similar provisions that would place any restriction on or otherwise affect the business and operations of Purchaser after the consummation of the transactions contemplated by this Agreement and the other Transaction Documents.

3.11. *No Conflicts.* The execution and delivery by the Company of this Agreement and each of the Transaction Documents, and the performance by it of the transactions contemplated hereby and thereby, do not and will not (i) conflict with or result in a violation of any provision of the Existing Articles (except as expressly addressed in the Amended Articles), the Existing Regulations (except as expressly addressed in the Amended Regulations), the Amended Articles, the Amended Regulations, or the charter, bylaws, or other governing instruments of any Subsidiary of the Company, (ii) except as set forth on *Schedule 3.11*, conflict with or result in a violation of any provision of, constitute (with or without the giving of notice or the passage of time or both) a default or event of default under, give rise (with or without the giving of notice or the passage of time or both) to any loss of any benefit under, give rise to any right of termination, modification, cancellation, prepayment, suspension, limitation, revocation or acceleration under, or require any consent under, any Material Contract, (iii) result in the creation or imposition of any Lien upon the properties of the Company or any of its Subsidiaries other than as contemplated under the Senior Credit Facility or Subordinated Notes, or (iv) violate in any respect any Law binding upon the Company or any of its Subsidiaries or any rules, regulations or published policies of the AMEX.

3.12. *Litigation.* Except as set forth in *Schedule 3.12*, there is no action, claim, litigation, tax or compliance audit, suit or proceeding, regulatory or administrative enforcement action or Governmental inquiry or investigation pending or, to the Company's Knowledge, threatened against the Company or any of its Subsidiaries, any of their officers or directors that, only with respect to such officers and directors, is related to the Company's business, or the assets of the Company or its Subsidiaries. To the Company's Knowledge, there is no reason to believe that any of the foregoing may occur which would have, or any of the items set forth in *Schedule 3.12* would reasonably be likely to result in, in the aggregate, a Material Adverse Effect. Except as set forth in *Schedule 3.12*, neither the Company nor any of its Subsidiaries is subject to any outstanding judgment, order or decree directed against the Company or any of its Subsidiaries or, to the Company's Knowledge, any officer or director thereof. There is no action, suit or proceeding pending or, to the Company's Knowledge, threatened against the Company seeking to restrain, prohibit, or obtain damages or other relief in connection with this Agreement, the Transaction Documents, or the transactions contemplated hereby and thereby.

3.13. *Consents.* No consent, approval, waiver, order or authorization of, declaration, registration or filing with, or notice to any Person or Governmental Authority is required to be obtained or made by the Company or any of its Subsidiaries in connection with (i) the execution, delivery and performance of this Agreement and the other Transaction Documents or (ii) the offer, sale or issuance of the Securities, except for such consents, approvals, waivers, orders, authorizations, declarations, registrations, filings or notifications listed on *Schedule 3.13A* and *Schedule 3.13B*.

3.14. *Labor Relations; Employees.*

(a) Set forth on *Schedule 3.14(a)* is a true and correct list of each employee of the Company and each of its Subsidiaries whose annual base compensation is equal to or exceeds $100,000, which list provides, among other things, the name, title, job description and compensation information concerning each such employee as of November 23, 2003 and whether such employee is party to a confidentiality, nondisclosure and/or noncompete agreement with the Company and/or its Subsidiaries.

(b) Except as set forth in *Schedule 3.14(b)*, neither the Company nor any of its Subsidiaries is delinquent in payments to its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by the date hereof or amounts required to be reimbursed to any employee as of the date hereof.

(c) The Company and each of its Subsidiaries is in compliance in all material respects with all Laws relating to employment and classification of persons as employees, including, without limitation, all such Laws relating to wages, hours, leave rights, discrimination, anti-retaliation, civil rights, immigration, safety and the collection and payment of withholding and/or Social Security taxes and similar taxes and the provision of employee benefits. Except as set forth in *Schedule 3.14(c)*, to the Company's Knowledge, no officer, executive or manager of the Company or its Subsidiaries has any current plans to terminate his or her employment with the Company or such Subsidiary.

(d) Except as set forth in *Schedule 3.14(d)*, (i) neither the Company nor any of its Subsidiaries employs members of any labor union; (ii) no labor organization or group of employees of the Company or any of its Subsidiaries has made a pending demand for recognition or request for certification of representation of the Company or any of its Subsidiaries; (iii) there are no representation or certification proceedings or petitions seeking a representation election presently pending or threatened, to be brought or filed with the National Labor Relations Board or other labor relations tribunal in connection with employees of the Company or any of its Subsidiaries; (iv) there are no strikes, lockouts, work stoppages or slowdowns pending or threatened against or involving the Company or any of its Subsidiaries; and (v) there are no unfair labor practice charges, arbitrations, grievances or complaints pending or threatened in writing against the Company or any of its Subsidiaries relating to the employment or termination of employment by the Company or any of its Subsidiaries of any of its employees.

3.15. *Employee Benefit Plans.*

(a) Except as set forth in *Schedules 3.10(a)*, *3.10(b)* or *3.15(a)*, the Company and its Subsidiaries do not sponsor, maintain or contribute to, are not required to contribute to, and do not have any liability (contingent or otherwise) with respect to any "employee benefit plans" as defined by Section 3(3) of ERISA, specified fringe benefit plans as defined in Section 6039D of the Code, or any other bonus, incentive compensation, deferred compensation, profit sharing, stock option, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, dental, disability, accident, group insurance, vacation, holiday, sick leave, fringe benefit or welfare plan, or any other employee compensation or benefit plan, agreement, policy, practice, commitment or contract (whether qualified or nonqualified, currently effective or terminated, written or unwritten), or any trust, escrow or other agreement related thereto, subject to U.S. Law (each a "*Company Benefit Plan*" and together the "*Company Benefit Plans*"). Except as set forth on *Schedule 3.15(a)*, neither the Company, its Subsidiaries nor any other trade or business (whether or not incorporated) which is or at any time within the six (6)-year period ending on the Closing Date would have been treated as a "single employer" with either the Company or its Subsidiaries under Section 414(b), (c), (m), or (o) of the Code (the "*ERISA Affiliates*") has contributed to, been required to contribute to, or has had any liability (contingent or otherwise) at any time within the last six (6) years with respect to any "multiemployer plan," as that term is defined in Section 4001 of ERISA or any "employee benefit plan" (as defined in Section 3(3) of ERISA) subject to Title IV of ERISA or Section 412 of the Code.

(b) Each Company Benefit Plan (and each related trust, insurance contract or fund) complies in form and in operation in all material respects with the applicable requirements of all Laws governing or applying to such Company Benefit Plan, including, without limitation, ERISA and the Code, and, to the Knowledge of the Company, no statement, either written or oral, has been made by the Company with regard to any Company Benefit Plan that is not materially in accordance with its terms. Except as set forth on *Schedule 3.15(b)*, the Company and its Subsidiaries have each performed, in all material respects, all of their obligations under all Company Benefit Plans, and all contributions (including all employer and employee salary reduction contributions) to any Company Benefit Plan with respect to any period ending before, at or including the Closing Date have been made or will be made within the permitted time period therefor. Neither the Company nor its Subsidiaries has engaged in or permitted to occur and, to the Knowledge of the Company, no other party has engaged in or permitted to occur, any transaction prohibited by Section 406 of ERISA or "prohibited transaction" under Section 4975(c) of the Code or any breach of fiduciary duty under ERISA with respect to any Company Benefit Plan, except for any transactions that are exempt under Section 408 of ERISA or Section 4975 of the Code. Except as set forth on *Schedule 3.15(b)* and except for any formal written qualification requirement with respect to which the remedial amendment period set forth in Section 401(b) of the Code, and any regulations, rulings or other Internal Revenue Service releases thereunder, has not expired, (i) each Company Benefit Plan that is intended to be "qualified" within the meaning of Section 401(a) of the Code ("*Qualified Plan*") has received a favorable determination letter from the Internal Revenue Service and is qualified in form and operation under Section 401(a) of the Code, and each trust for each such Company Benefit Plan is exempt from federal income tax under Section 501(a) of the Code, and (ii) no event has occurred or circumstance exists that gives rise to disqualification or loss of tax-exempt status of any such Company Benefit Plan or trust. All filings required by ERISA and the Code as to each Company Benefit Plan have been timely filed, and all notices and disclosures to participants required by either ERISA or the Code have been timely provided. The Company, its Subsidiaries and each ERISA Affiliate has complied with all of the provisions of Parts 6 and 7 of Title I of ERISA and Section 4980B of the Code.

(c) The Company has delivered or made available to Purchaser or its designated representatives true, accurate, and complete copies of (i) all documents setting forth the terms of each Company Benefit Plan that exists in written form, including without limitation, the plan documents, related contracts, summary plan descriptions, insurance policies, all related trust agreements, and other documents describing the funding agreements for each such Company Benefit Plan, except those provisions arising by operation of law that have not yet been formally adopted but are required to conform the operation of such plans to applicable law, (ii) the most recent determination letter received from the Internal Revenue Service, where applicable, for each Qualified Plan, (iii) the Form 5500 Annual Report filed in each of the three most recent plan years, where applicable, (iv) all written agreements with third-party administrators, actuaries, investment managers, consultants, and any other third parties providing services with respect to or on behalf of any Company Benefit Plan currently in force or for which the Company or any of its Subsidiaries currently has any liability (contingent or otherwise); (v) all reports, including discrimination testing reports conducted within the four (4) years preceding the Closing Date; (vi) a copy of the form of notice, if any, used by any Company Benefit Plan to notify participants and beneficiaries of their rights under Section 601 *et seq.* of ERISA and Sections 4980B and 9801 *et seq.* of the Code, and under all other applicable federal and state laws regulating the notice requirements of "group health plans" (as defined in Section 607(1) of ERISA); (vii) all documents that set forth the terms of each Foreign Benefit Plan; together with all amendments thereto, and, if applicable, all current trust agreements and other documents establishing other funding arrangements, together with all amendments thereto, and the latest financial statements and actuarial valuation report, as applicable, thereof and (viii) all such other documents requested by the Purchaser prior to the Closing Date with respect to each Company Benefit Plan.

(d) There are no pending, or, to the Knowledge of the Company, threatened, claims by or on behalf of any Company Benefit Plan, or by any Person, (other than ordinary claims for benefits submitted by participants and beneficiaries) that, individually or in the aggregate, could result in material liability on the part of Purchaser, the Company, its Subsidiaries or any fiduciary of any such Company Benefit Plan.

(e) Neither the Company nor its Subsidiaries maintains or is obligated to provide benefits under any life, medical, or health plan (other than as an incidental benefits under a Qualified Plan) which provides benefits to retirees or other terminated employees other than benefit continuation rights under Section 601 *et seq.* of ERISA and Section 4980B of the Code or other applicable law.

(f) Except as set forth on *Schedule 3.15(f)*, no employee of either the Company or its Subsidiaries shall be entitled to any additional benefits or any acceleration of the time of payment or vesting of any benefits under any Company Benefit Plan as a result of the transactions contemplated by this Agreement or the other Transaction Documents. Assuming effectiveness of the Amendment and Termination Agreements, which effectiveness is expressly conditioned upon the Closing, no Person is entitled to receive any additional payment from the Company, its Subsidiaries or any other party that could result in a loss of deduction for the Company under Section 280G of the Code.

(g) Except as set forth on *Schedule 3.15(g)*, to the Company's Knowledge, no event has occurred or circumstance exists that could result in a material increase in premium costs of any Company Benefit Plans that are insured or a material increase in benefit costs of such Company Benefit Plans that are self-funded.

(h) Neither the Company, its Subsidiaries nor any ERISA Affiliate has violated Sections 306 or 402 of the Sarbanes-Oxley Act of 2002 and the execution of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby will not cause such a violation.

(i) Foreign Benefit Plans.

(i) *Schedule 3.15(i)* contains a true and complete list of each Foreign Benefit Plan other than a Foreign Governmental Benefit Plan.

(ii) Each Foreign Benefit Plan other than a Foreign Collectively Bargained Benefit Plan or a Foreign Governmental Benefit Plan has been maintained in compliance in all material respects with its terms and with the requirements of any and all applicable laws, statutes, rules, regulations and orders and has been maintained, where required, in good standing with applicable regulatory authorities. All contributions, premiums or other payments required to be made by the Company or any of its Subsidiaries with respect to each Foreign Benefit Plan have been timely made and have been paid in full. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has made any announcement, agreement, or proposal or has incurred or is likely to incur on or prior to Closing any obligation in connection with the amendment of, termination of, or withdrawal from any Foreign Benefit Plan.

(iii) The present value of the accrued benefit liabilities (whether or not vested) attributable to employees of the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries is or may be liable under each Foreign Benefit Plan that is a pension or retirement plan (including, without limitation, any superannuation fund) or that provides for actuarially-determined benefits, determined as of the end of the most recently ended fiscal year of the Company or any such Subsidiary, on the basis of actuarial assumptions, each of which is reasonable, did not exceed the current value of the assets of such Foreign Benefit Plan allocated to such benefit liabilities, or, alternatively, the Company or any such Subsidiary has established adequate reserves for the present value of such accrued benefit liabilities, determined as described herein, in the Financial Statements.

(iv) No action, litigation, audit examination, investigation or administrative proceeding has been made, commenced or, threatened with respect to any Foreign Benefit Plan that would reasonably be expected to result in a material liability of the Company or any of its Subsidiaries. No Foreign Benefit Plan which is not a Foreign Governmental Benefit Plan provides for post-employment or retiree health, life insurance and/or other welfare benefits and has unfunded liabilities, and neither the Company nor any of its Subsidiaries has any obligation to provide any such benefits to any active employees following such employees' retirement or termination of service, to any retired or former employees, or to any beneficiary of any retired or former employee following such employees' death.

(v) There are no material liabilities of the Company or any of its Subsidiaries with respect to any Foreign Benefit Plan that are not accrued or otherwise disclosed in the Financial Statements.

To the knowledge of the Company, no condition or circumstance exists that would prevent the amendment or termination of any Foreign Benefit Plan other than a Foreign Collectively Bargained Benefit Plan or Foreign Governmental Benefit Plan. With respect to each Foreign Benefit Plan (other than a Foreign Governmental Benefit Plan), to the knowledge of the Company, no event has occurred and no condition or circumstance exists that could result in a material increase in the benefits under or the expense of maintaining any such Foreign Benefit Plan from the level of benefits or expense incurred for the most recent fiscal year ended thereof. To the knowledge of the Company, no event has occurred and no condition or circumstance exists that could result in a material increase in the benefits under or the expense of maintaining any Foreign Collectively Bargained Benefit Plan from the level of benefits or expense incurred for the most recent fiscal year ended thereof.

(vi) The execution of this Agreement and the consummation of the Contemplated Transactions will not constitute a triggering event under any Foreign Benefit Plan, whether or not legally enforceable, which (either alone or upon the occurrence of any additional or subsequent event) will or may result in any payment, acceleration, vesting or increase in benefits to any employee or former employee or director of the Company or any of its Subsidiaries. No Foreign Benefit Plan (other than a Foreign Governmental Benefit Plan) provides for the payment of severance, termination, change of control or similar-type payments or benefits.

3.16. *Tax Returns, Payments and Elections.* The Company and each of its Subsidiaries has filed all tax returns and reports (including information returns and reports) as required by law. Such returns and reports are true and correct in all material respects. The Company and each of its Subsidiaries has paid all taxes shown as due on such returns. The provision for taxes of the Company and its Subsidiaries as shown in the Financial Statements (as hereinafter defined) is adequate in all respects for all taxes, assessments and governmental charges due or accrued as of the date thereof with respect to its business, properties and operations of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries has elected pursuant to the Code to be treated as a Subchapter S corporation pursuant to Section 1362(a) or a collapsible corporation pursuant to Section 341(f) of the Code, nor has the Company or any of its Subsidiaries made any other elections pursuant to the Code (other than elections that relate solely to methods of accounting, depreciation or amortization) that would have a Material Adverse Effect. Except as set forth on *Schedule 3.16*, neither the Company nor any of its Subsidiaries has had any tax deficiency proposed or assessed that has not been paid in full against it by the Internal Revenue Service or any other foreign, federal, state or local taxing authority and, other than those that have been paid in full or closed, none have been asserted in writing or, to the Company's Knowledge, currently threatened at any time for additional taxes. Neither the Company nor any of its Subsidiaries has executed any waiver of any statute of limitations on the assessment or collection of any tax or governmental charge that remains outstanding. Except as set forth on *Schedule 3.16*, within the six (6) year period preceding the date hereof, none of the Company's or any of its Subsidiary's foreign, federal, state or local income or franchise tax or sales or use tax returns are currently subject to audit by governmental authorities and, to the Company's Knowledge, none is threatened. Since the date of the Financial Statements, neither the Company nor any of its Subsidiaries has incurred any taxes, assessments or governmental charges other than in the Ordinary Course of Business. The Company and each of its Subsidiaries has withheld or collected from each payment made to each of its respective employees, the amount of all taxes (including, but not limited to, federal income taxes, Federal Insurance Contribution Act taxes and Federal Unemployment Tax Act taxes) and foreign taxes required to be withheld or collected therefrom, and has paid or will pay within the time permitted therefore, the same to the proper tax receiving officers or authorized depositories.

3.17. *Brokers or Finders.* Except as set forth in *Schedule 3.17*, neither the Company or any of its Subsidiaries has incurred, or will incur, directly or indirectly, as a result of any action taken by the Company or any of its Subsidiaries, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby.

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3.18. *Offering Exemption.*   Assuming the approval of the Shareholder Proposals and the truth and accuracy of the representations and warranties of Purchaser contained in Sections 4.2, 4.3, 4.4 and 4.5, the offer, sale and issuance of the Securities to Purchaser are, and the offer, sale and issuance of the Warrant Shares to Purchaser upon exercise of the Purchaser Warrants will be, exempt from registration under the Securities Act and under any applicable state securities and "blue sky" laws, as currently in effect.

3.19. *Environmental Matters.*

(a) Except as set forth on *Schedule 3.19(a)*, the Company complies and has at all times complied in all material respects with all federal, state and local laws, judgments, decrees, orders, consent agreements, authorizations, permits, licenses, rules, regulations, common or decision law (including, without limitation, principles of negligence and strict liability) relating to the protection, investigation or restoration of the environment (including, without limitation, natural resources) or the health or safety matters of humans and other living organisms, including, without limitation, the Resource Conservation and Recovery Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("*CERCLA*"), as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Federal Clean Water Act, as amended, the Federal Clean Air Act, as amended, the Toxic Substances Control Act, and any state or local analog (hereinafter "*Environmental Laws*").

(b) Except as set forth on *Schedule 3.19(a)*, the Company has obtained, and has timely filed renewal applications for, all permits, approvals, identification numbers, certificates, registrations, licenses, and other authorizations necessary for its operations under any Environmental Law (hereinafter "*Environmental Permits*") and all such Environmental Permits are in good standing.

(c) Except as set forth in *Schedule 3.19(c)*, (i) the Company has no Knowledge of, and has not received notice of, any complaint, order, directive, lien, claim, notice of violation, request for information or citation, and to the Company's Knowledge no proceeding has been instituted raising a claim against the Company or any predecessor or any of their respective real properties or other assets currently or formerly owned, leased or operated indicating or alleging any damage to the environment or any liability or obligation under or violation of any Environmental Law, which claim has not been settled, and (ii) the Company is not subject to any order, decree, injunction or other directive of any Governmental Authority relating to any Environmental Laws.

(d) The Company has not disposed of, sent, or arranged for the transportation of Hazardous Materials on or to any site that, pursuant to CERCLA or any similar or analogous state law, has been placed or is proposed to be placed on the federal "National Priorities List" or any similar state list.

(e) The Company has not been identified as a potentially responsible party under CERCLA or any similar or analogous state law.

(f) Except as set forth in *Schedule 3.19(f)*, (i) the Company has not used and, to the Company's Knowledge, no other person has used, any portion of any property owned, operated or leased by the Company for the disposal of Hazardous Materials and, except in the normal course of business and in accordance with applicable Environmental Laws, for the generation, handling, processing, treatment, or storage of Hazardous Materials; (ii) the Company does not own or operate, and has not owned or operated, any underground tank or other underground storage receptacle for Hazardous Materials or any structure or equipment containing any asbestos-containing materials or polychlorinated biphenyls, and, to the Company's Knowledge, no underground tank or other underground storage receptacle for Hazardous Materials, and no asbestos-containing materials or polychlorinated biphenyls are located on any portion of any property currently, or to Company's Knowledge, formerly owned, operated or leased by the Company; and (iii) there have been no Releases or threatened Releases of Hazardous Materials on, at, in, under, above, to, from or about any property currently or formerly owned, operated or leased by the Company except in compliance with Environmental Laws and in such amounts that would not reasonably create liabilities, obligations, or restrictions under any Environmental Laws.

(g) Except as set forth in *Schedule 3.19(g),* the execution, delivery and performance of this Agreement is not subject to any Environmental Laws which condition, restrict or prohibit the sale, lease or other transfer of property or operations, including any so-called "environmental cleanup responsibility acts" or requirements for the transfer of permits, approvals, or licenses. The Company has delivered or made available to Purchaser or its designated representatives true, accurate and complete copies of all environmentally related audits, studies, reports, analyses (including soil and groundwater analyses), or investigations in the Company's possession of any kind performed within the last five (5) years with respect to the currently or formerly owned, leased, or operated properties of the Company. The Company has made all of its facilities available to Purchaser and its representatives for purposes of conducting further environmentally related assessments.

3.20. *Offering of Securities.* No form of general solicitation or general advertising has been used by the Company or any of its agents or representatives in connection with the offer and sale of the Securities. Neither the Company nor any of its agents or representatives has, directly or indirectly, offered the Securities to, or solicited any offers to buy the Securities from, any other Person.

3.21. *AMEX Compliance.* The Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on the AMEX, and the Company has taken no action that could reasonably be expected to have the effect of the termination of the registration of the Common Stock under the Exchange Act or the delisting of the Common Stock from the AMEX. Except as set forth on *Schedule 3.21*, the Company has not been notified of any action or potential action by the AMEX, or of any violation of the rules and regulations of the AMEX, that could result in the delisting of the Common Stock from the AMEX.

3.22. *SEC Documents.* Except as set forth on *Schedule 3.22*, the Company has filed in a timely manner all documents that the Company was required to file under the Exchange Act and the rules and regulations of the AMEX since March 31, 2001 including, without limitation, all Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, registration statements and proxy statements, including any amendments, supplements or exhibits thereto, filed by the Company with the SEC since March 31, 2001 (collectively, the "*SEC Documents*"). Except as set forth on *Schedule 3.22*, the SEC documents complied in all material respects with the requirements of the Securities Act and the Exchange Act as of their respective filing dates, and none of the SEC Documents, including any financial statements or schedules included or incorporated by reference therein, when filed, contained any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Since August 29, 2002, the Chief Executive Officer and the Chief Financial Officer of the Company have signed, and the Company has furnished to, or filed with, the SEC all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the "*Certifications*"). The Certifications did not contain any qualifications or exceptions to the matters certified therein and have not been modified or withdrawn, and neither the Company nor any of its officers has received any notice from any Governmental Authority questioning or challenging the accuracy, completeness, content, form or manner of filing or submission of the Certifications.

3.23. *Financial Statements.* The Company has delivered to Purchaser copies of the audited financial statements of the Company and its Subsidiaries as at and for the years ended March 31, 2001, 2002 and 2003 and the unaudited financial statements of the Company and its Subsidiaries as at and for the fiscal quarters ended June 30, 2003, September 30, 2003 and the month ended October 31, 2003 (the "*Financial Statements*"). Except as set forth on *Schedule 3.23*, the Financial Statements have been prepared in accordance with generally accepted accounting principles in effect in the United States, consistently applied ("*GAAP*"), and fairly present the financial condition and operating results of the Company and its Subsidiaries as of the date, and for the period, indicated therein, except that the unaudited financial statements of the Company and its Subsidiaries as at and for the fiscal quarters ended June 30, 2003, September 30, 2003 and the month ended October 31, 2003 are subject to normal year-end adjustments and do not contain all notes required under GAAP. Except as set forth in the Financial Statements, the Company and its Subsidiaries have no liabilities, obligations or commitments of any nature (whether accrued, absolute,

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contingent, unliquidated or otherwise), which are required to be included in the Financial Statements in accordance with GAAP, other than (i) liabilities that are listed on *Schedule 3.23*, (ii) liabilities that have arisen in the Ordinary Course of Business since October 31, 2003 and have not had and could not reasonably be expected to have a Material Adverse Effect and (iii) obligations to perform after the date hereof any contracts or agreement which have been disclosed on *Schedules 3.10(a)* or *3.10(b)* or which are not required to be disclosed on *Schedules 3.10(a)* or *3.10(b)* because such contracts and agreements do not meet the disclosure thresholds under *Schedules 3.10(a)* or *3.10(b)*. Except as disclosed in the Financial Statements, neither the Company nor any of its Subsidiaries is a guarantor or indemnitor of any Indebtedness of any other Person.

3.24. *No Suspension or Debarment.* Neither the Company nor any of its Subsidiaries during the last five (5) years has been and, to the Company's Knowledge, none of their respective directors, officers, employees, consultants or agents during the last five (5) years has been, suspended or debarred from eligibility for award of contracts with the Government or any other Governmental Authority or is or was the subject of a finding of non-responsibility or ineligibility for Government or Governmental Authority contracting. During the past five (5) years, no Government or Governmental Authority contracting suspension or debarment action has been threatened or commenced against the Company or any of its Subsidiaries or, to the Company's Knowledge, any of its directors, officers, employees, consultants or agents. To the Company's Knowledge, there is no basis for, nor any specific circumstance that is or, with the passage of time, would likely become a basis for, the Company's or any of its Subsidiaries' suspension or debarment from award of contracts with the Government or any other Governmental Authority.

3.25. *Liability for Cost and Pricing Data.* There exists no basis for a claim of any liability of the Company or any of its Subsidiaries by the Government or any other Governmental Authority as a result of any defective, inaccurate, incomplete or out-of-date cost or pricing data submitted to the Government, any Governmental Authority or a Government or Governmental Authority contractor or subcontractor including, without limitation, any such data relating to liabilities accrued on the Company's books or in its financial accounts for deferred compensation to any employee of the Company. To the Company's Knowledge, neither the Company nor any of its Subsidiaries is in violation of, or is currently alleged to be in violation of, the Truth in Negotiations Act, as amended. Neither the Company nor any of its Subsidiaries has submitted to the Government, Governmental Authority or a Government or Governmental Authority contractor or subcontractor a materially inaccurate certification regarding cost or pricing data.

3.26. *Government Contracts.*

(a) A true and correct list of each Government Contract and Government Bid to which the Company or any of its Subsidiaries is a party is set forth in *Schedule 3.26(a)*. Prior to the Closing Date, the Company shall amend *Schedule 3.26(a)* to include a true and correct list of each Government Contract and Government Bid which is entered into by the Company or any of its Subsidiaries between the date of this Agreement and the Closing Date.

(b) Except as set forth in *Schedule 3.26(b)*, (i) the Company and each of its Subsidiaries has fully complied with all terms and conditions of each Government Contract and Government Bid to which it is a party, (ii) the Company and each of its Subsidiaries has complied with all requirements of any Law pertaining to any such Government Contract or Government Bid, (iii) all representations and certifications made by the Company and each of its Subsidiaries with respect to any such Government Contract or Government Bid were accurate, current and complete in every material respect as of their effective date, and the Company and each of its Subsidiaries has fully complied with all such representations and certifications in all material respects, (iv) neither the Company nor any of its Subsidiaries is in violation of, or is currently alleged to be in violation of, the False Statements Act, as amended, the False Claims Act, as amended, or any other federal requirement relating to the communication of false statements or submission of false claims to the Government, and (v) no termination or default notice, cure notice or show cause notice has been issued to the Company or any of its Subsidiaries and remains unresolved, and the Company has no Knowledge of any plan or proposal of any Governmental Authority or Person to issue any such notice.

(c) Except as set forth in *Schedule 3.26(c)*, (i) none of the directors or officers of the Company or its Subsidiaries or, to the Knowledge of the Company, employees, consultants or agents of the Company or its Subsidiaries is, or during the last five (5) years has been, under administrative, civil or criminal investigation or indictment by any Governmental Authority with respect to the conduct of the business of the Company or its Subsidiaries, (ii) there is no pending, nor during the past five (5) years has there been any, audit or investigation of the directors or officers of the Company or its Subsidiaries or, to the Knowledge of the Company, employees, consultants or agents of the Company or its Subsidiaries resulting in a material adverse finding with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Government Bid, and (iii) during the last five years, neither the Company nor any of its Subsidiaries has made any voluntary disclosure in writing to the Government or any other Governmental Authority with respect to any alleged irregularity, misstatement or omission arising under or relating to a Governmental Contract or Government Bid that has led to any of the consequences set forth in clause (i) or (ii) above or any other damage, penalty assessment, recoupment of payment or disallowance of cost.

(d) Except as set forth in *Schedule 3.26(d)*, there are (i) no outstanding written claims against the Company, either by any Governmental Authority, the Government or by any prime contractor, subcontractor, vendor or other Person, arising under or relating to any Government Contract or Government Bid, and (ii) to the Company's Knowledge, no outstanding disputes (A) between the Company or any of its Subsidiaries, on the one hand, and the Government or any Governmental Authority, on the other hand, under the Contract Disputes Act or any other federal statute or (B) between the Company or any of its Subsidiaries, on the one hand, and any prime contractor, subcontractor, vendor or other Person, on the other hand, arising under or relating to any Government Contract or Government Bid.

(e) Except as set forth in *Schedule 3.26(e)*, the rates and rate schedules submitted to the Government and any other Governmental Authority by the Company or its Subsidiaries with respect to the Government Contracts have been audited and closed out for all years prior to 1997.

(f) Except as set forth in *Schedule 3.26(f)*, all Government Contracts that are required to be subject to competitive bidding procedures have been awarded, and all Government Bids have been submitted, under a full and open competitive procurement process without preferential treatment of any kind. None of the Government Contracts listed on *Schedule 3.26(f)* are subject to termination by a Governmental Authority as a result of the consummation of the transactions contemplated by this Agreement and the other Transaction Documents.

3.27. *No Adverse Changes.* Except as expressly contemplated by this Agreement and the other Transaction Documents or as set forth in *Schedule 3.27*, since September 30, 2003, there has not been:

(a) any change in the assets, liabilities, financial condition or operating results of the Company and its Subsidiaries from that reflected in the Financial Statements, except changes in the Ordinary Course of Business that would not have a Material Adverse Effect;

(b) any intentional waiver or cancellation of any right of the Company or any of its Subsidiaries, or the cancellation of any debt or claim held by the Company or any of its Subsidiaries other than in the Ordinary Course of Business;

(c) any payment, discharge or satisfaction of any claim, liability or obligation of the Company or any of its Subsidiaries other than in the Ordinary Course of Business;

(d) any creation or incurrence of any Lien upon the assets of the Company or any of its Subsidiaries other than in the Ordinary Course of Business;

(e) any declaration or payment of dividends on, distribution with respect to, or any direct or indirect redemption or acquisition of, any securities of the Company or any of its Subsidiaries;

(f) any sale, assignment or transfer of any tangible or intangible assets of the Company or any of its Subsidiaries other than in the Ordinary Course of Business;

(g) any loan by the Company or any of its Subsidiaries to any officer, director, employee, consultant or Major Shareholder of the Company or any of its Subsidiaries, other than advances in the Ordinary Course of Business to employees who are not executive officers;

(h) any increase, direct or indirect, in the compensation paid or payable to any officer or director of the Company or any of its Subsidiaries or, other than in the Ordinary Course of Business, to any other employee, consultant or agent of the Company or any of its Subsidiaries;

(i) any change in the accounting methods, practices or policies of the Company or any of its Subsidiaries;

(j) any change in the manner of business or operations of the Company or any of its Subsidiaries (including, without limitation, any accelerations or deferral of the payment of any accounts payable or other current liabilities or deferral of the collection of any accounts or notes receivable);

(k) any capital expenditures or commitments therefor by the Company or any of its Subsidiaries in excess of an aggregate of $250,000.

(l) other than pursuant to an Outstanding Option or as otherwise disclosed in this Agreement, any issuance of any stock, bonds or other securities of the Company or any of its Subsidiaries;

(m) other than as contemplated by this Agreement, any amendment of the Existing Articles, the Existing Regulations or other organizational documents of the Company or any amendment of the organizational or formation documents of any of its Subsidiaries;

(n) any incurrence, assumption or guarantee by the Company or any of its Subsidiaries of any Indebtedness, other than (1) in the Ordinary Course of Business or (2) in connection with the Senior Credit Facility or the Subordinated Notes;

(o) any acquisition, disposition or similar transaction involving any assets, properties or liabilities of the Company or any of its Subsidiaries, other than in the Ordinary Course of Business;

(p) any damage, destruction or other casualty loss, whether or not covered by insurance, that would have a Material Adverse Effect; or

(q) any agreement or commitment (contingent or otherwise) by the Company or any of its Subsidiaries to do any of the foregoing.

3.28. *Existing Registration Rights*. Except as set forth in *Schedule 3.28*, the Company has not granted rights that are outstanding or agreed to grant rights to any Person to require the Company to register its securities under the Securities Act, including, without limitation, piggyback registration rights.

3.29. *Suppliers and Customers.* Except as set forth in *Schedule 3.29*, since December 31, 2002, none of the Company's or any of its Subsidiaries' suppliers, vendors, or customers has (i) terminated or cancelled a Material Contract or material business relationship, (ii) threatened in writing to terminate or cancel a Material Contract or material business relationship, (iii) expressed dissatisfaction in writing with the performance of the Company or any of its Subsidiaries with respect to a Material Contract or material business relationship, or (iv) demanded in writing any material modification, termination or limitation of a Material Contract or material business relationship with the Company or any of its Subsidiaries (excluding any contracts or business relationship which, if so terminated, cancelled, modified or limited, would not result in a Material Adverse Effect), nor does the Company have Knowledge that any of the events described in clauses (i-iv), whether in writing or otherwise, could reasonably be expected to occur within the ninety (90) day period immediately following the Closing Date.

3.30. *Foreign Corrupt Practices Act.* Neither the Company, any of its Subsidiaries nor, to the Company's Knowledge, any Major Shareholder, director, officer, agent, or employee of the Company or any of its Subsidiaries, in the course of such person's employment by the Company, has violated, during the five (5) year period preceding the date hereof, any Law pertaining to corruption or bribery (including but not limited to the United States Foreign Corrupt Practices Act, as amended). Except as to entries leading to the restatement of the Company's Australian Subsidiary financial statements in fiscal 2001 and fiscal 2002, each transaction of the Company and its Subsidiaries is properly and accurately recorded on the books and records in all material respects of the Company or its Subsidiary, as applicable, and each document upon which such recordings are based is complete and accurate in all material respects. Each of the Company and its Subsidiaries maintains a system of internal accounting controls adequate to ensure that it uses its best efforts to maintain no off-the-books accounts and that its assets are used only in accordance with its management directives.

3.31. *Work in Progress.* *Schedule 3.31* contains a complete list of all contracts on which the Company and its Subsidiaries are currently working or which have not been completed, the customer for whom the work is being performed, and the amount and basis for payment and the status of the contract and the work being performed thereunder. Except as set forth on *Schedule 3.31*, there is currently no work being performed for which there is either (i) no written agreement signed by the customer, or (ii) no funding available and committed by the customer, in the case of contracts with a Governmental Authority.

3.32. *Warranty and Related Matters.* *Schedule 3.32* sets forth a copy of the Company's standard form of product and service warranty for the products or services that the Company or any of its Subsidiaries distributes, services, markets or sells for itself or any other Person (each such product or service shall be referred to herein as a "*Company Product*"), although individual warranties or guarantees may differ materially therefrom. During the last two (2) fiscal years, for each such year the total average annual costs and expenses resulting from any warranties or guarantees on Company Products has been less than $200,000 ("*Average Annual Warranty Cost*"), and, except as set forth in *Schedule 3.32*, to the Company's Knowledge, there are no existing warranties or guaranties or any omissions or events that have occurred with respect to such warranties or guaranties that could result in a material increase in such Average Annual Warranty Cost in the future. There are no existing or, to the Company's Knowledge, threatened, products liability, warranty or other similar claims against the Company or any of its Subsidiaries alleging that any Company Product is defective or fails to meet any product or services warranties, except as set forth in *Schedule 3.32*.

3.33. *Export Controls.* None of the Company, its Subsidiaries or, to the Company's Knowledge, any of the Company's or its Subsidiaries' employees, in the course of such person's employment by the Company, have violated, during the five (5) year period preceding the date hereof, any Law pertaining to export controls, technology transfer, trade embargoes, or industrial security including, without limitation, the Export Administration Act, as amended, the International Emergency Economic Powers Act, as amended, the Trading With The Enemy Act, as amended, the Arms Export Control Act, as amended, the National Industrial Security Program Operating Manual, as amended, or any regulation, order, license or other legal requirement issued pursuant to the foregoing (including, without limitation, the Export Administration Regulations, the International Traffic in Arms Regulations) and regulations administered by the United States Office of Foreign Assets Control, excluding any violations that, in the aggregate, would not result in a Material Adverse Effect. Neither the Company, any Subsidiary nor, to the Company's Knowledge, any employee of the Company or any Subsidiary is the subject of an action by a Governmental Authority that restricts such person's ability to engage in export transactions. Each of the Company and its Subsidiaries uses its best efforts to maintain appropriate screening procedures to ensure compliance with the Laws referred to in this Section 3.33, to the extent such Laws apply to such parties.

3.34. *Restrictions on Bank Fees.* Since November 15, 2003, the Company has not paid or otherwise committed to pay, other than any amounts (including, but not limited to, professional fees) that as of November 15, 2003 are contractually committed to be paid, any fees of any kind in connection with or pursuant to the terms of the Prior Credit Agreement, the Prior Note Agreement or any documents related thereto or amendments of any of the foregoing.

4. *Representations and Warranties of Purchaser.* Purchaser hereby represents and warrants that:

4.1. *Authorization.* Purchaser has all required limited liability company power and authority to execute and deliver this Agreement and each of the other Transaction Documents to which it is a party, perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Purchaser of this Agreement and each of the other Transaction

Documents, and the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized by all necessary limited liability company action of Purchaser. This Agreement has been duly executed and delivered by Purchaser and constitutes, and each of the other Transaction Documents when executed by Purchaser at the Closing as provided herein will constitute, a valid and legally binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except that such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, and similar laws relating to or affecting creditors' rights generally and (ii) general equitable principles.

4.2. *Purchase Entirely for Own Account.* The Securities will be acquired for investment for Purchaser's own account, and not with a view to the resale or distribution of any part thereof, except that Purchaser may transfer the Warrants to its members or interest holders to the extent permitted under applicable securities laws. Purchaser's principal office is located in the State of Texas for purposes of state securities laws. Purchaser is aware that the Company is issuing the Securities pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder. Purchaser is also aware that the Company is relying upon, among other things, the representation and warranties of Purchaser contained in this Agreement for purposes of complying with Regulation D.

4.3. *Disclosure of Information.* Purchaser represents that the Company has made available to Purchaser, at a reasonable time prior to the date of this Agreement, an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and the business, properties and financial condition of the Company. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 3 of this Agreement or the right of Purchaser to rely thereon.

4.4. *Investment Experience.* Purchaser acknowledges that it is able to fend for itself, can bear the economic risk of its investment in the Securities, and has such knowledge and experience in investing in companies similar to the Company and in financial or business matters such that it is capable of evaluating the merits and risks of the investment in the Securities. Purchaser has made the determination to enter into this Agreement and the other Transaction Documents and to acquire the Securities based upon its own independent evaluation and assessment of the value of the Company and its present and prospective business prospects.

4.5. *Accredited Investor.* Purchaser is an "accredited investor" within the meaning of Rule 501 of Regulation D, as presently in effect.

4.6. *Restricted Securities; Legends.* Purchaser recognizes that the Securities will not be registered under the Securities Act or other applicable state securities laws. Purchaser understands that the Securities it is purchasing are characterized as "restricted securities" under the Securities Act inasmuch as they are being acquired from the Company in a transaction not involving a public offering. Purchaser agrees not to sell or transfer the Securities unless such Securities are registered under the Securities Act and any other applicable state securities laws, unless, to the reasonable satisfaction of Company's counsel, an exemption from such registration is available therefor. The certificates evidencing the Securities may bear a legend substantially similar to the following:

> THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "*ACT*"), AND SUCH SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION UNDER THE ACT AND THE RULES AND REGULATIONS THEREUNDER.

4.7. *No Conflicts.* The execution and delivery by Purchaser of this Agreement and each of the Transaction Documents, and the performance by it of the transactions contemplated hereby and thereby, do not and will not (i) conflict with or result in a violation of any provision of its organizational documents, (ii) conflict with or result in a violation of any provision of, constitute (with or without the giving of notice or the passage of time or both) a default or event of default under, give rise (with or without the giving of notice or the passage of time or both) to any loss of any benefit under, give rise to any right of termination, cancellation, or acceleration under, or require any consent under, any material agreement to which Purchaser is a party, (iii) result in the creation or imposition of any Lien upon the properties of Purchaser, or (iv) violate in any respect any Law binding upon Purchaser.

4.8. *Brokers or Finders.* Purchaser has not incurred, nor will it incur, directly or indirectly, as a result of any action taken by Purchaser, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby.

5. *Pre-Closing Covenants.*

5.1. *Satisfaction of Conditions.*

(a) After the date hereof and prior to the Closing, the Company shall use its reasonable best efforts to cause the conditions set forth in Section 6.1 to be satisfied.

(b) After the date hereof and prior to the Closing, Purchaser shall use its reasonable best efforts to cause the conditions set forth in Section 6.2 to be satisfied.

(c) Immediately prior to the Closing, the Company shall provide Purchaser with a certificate setting forth the calculations related to Sections 6.1(w) and 6.1(y). Such certificate shall be signed by a duly authorized officer of the Company and shall be true and accurate as of its date.

5.2. *Shareholders Meeting; Proxy Materials.*

(a) As soon as practicable after the date hereof, the Company shall take all action necessary in accordance with the Existing Articles, the Existing Regulations, the rules and regulations of the AMEX, and applicable Law to duly call, give notice of, convene and hold a meeting of its shareholders (the "*Shareholders Meeting*") to obtain the approval of the Company's shareholders of all matters required under applicable law to be approved by shareholders in connection with the transactions contemplated by this Agreement and the Transaction Documents. The Board shall (i) recommend to the Company's shareholders that they vote in favor of each of the following proposals: (A) the transactions contemplated by this Agreement and the other Transaction Documents, (B) the Amended Articles, (C) the Amended Regulations and (D) the election of the representatives designated by Purchaser to the Board (collectively, the "*Shareholder Proposals*"), (ii) use its best efforts to solicit from the Company's shareholders proxies in favor of the Shareholder Proposals and (iii) take all other action reasonably necessary to secure the approval of the Shareholder Proposals by the Company's shareholders.

(b) As soon as practicable after the date hereof, the Company shall take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to (i) prepare and file with the SEC, no later than five (5) days after the date of the execution hereof, any documents or materials, including, but not limited to, the preliminary Proxy Materials, pertaining to the Shareholders Meeting and the Shareholders Proposals and (ii) have the Proxy Materials cleared by the SEC (including with respect to clauses (i) and (ii) above by consulting with Purchaser and responding promptly to any comments thereto received from the SEC). The Proxy Materials shall contain the recommendation of the Board that the shareholders of the Company vote in favor of the Shareholders Proposals. The Company shall notify Purchaser promptly upon the receipt of any comments on, or any requests for amendments or supplements to, the Proxy Materials by the SEC, and the Company shall provide Purchaser with copies of all written correspondence between the Company and its representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the Proxy Materials. The Company, after consultation with Purchaser, shall use its best efforts to respond promptly to any comments provided by the SEC with respect to the Proxy Materials. The Company and Purchaser shall cooperate with each other in preparing the Proxy Materials, and the Company and Purchaser shall each use its reasonable best efforts to obtain and furnish the information required to be included in the Proxy Materials. The Company and Purchaser each agrees promptly to correct any information provided by it for use in the Proxy Materials if, and to the extent that, such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Proxy Materials, as so corrected, to be filed with the SEC and to be disseminated promptly to the Company's shareholders to the extent required by the rules and regulations of AMEX and applicable Law.

(c) The Company agrees that (i) except with respect to information provided by Purchaser ("*Purchaser Proxy Information*"), the information contained in the Proxy Materials will not, at the date of mailing to the Company's shareholders or at the date of the Shareholders Meeting, contain any statement which, at the time it is made and in light of the circumstances under which it is made, is false or misleading with respect to any material fact required to be stated therein or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders Meeting and will not omit to state a material fact necessary to make the statements made therein not misleading, and (ii) the Proxy Materials will comply as to form in all material respects with the provisions of the Exchange Act.

(d) Purchaser agrees that the Purchaser Proxy Information will not contain any statement which, at the time it is made and in light of the circumstances under which it is made, is false or misleading with respect to any material fact required to be stated therein and will not omit to state a material fact necessary to make the statements made therein not misleading.

(e) The Company shall deliver to Purchaser copies of all Proxy Materials prior to the filing thereof with the SEC.

5.3. *Operation of Business Prior to Closing.*   After the date hereof and prior to the Closing, the Company shall operate its business and the business of its Subsidiaries in the Ordinary Course of Business. Except as otherwise expressly permitted by this Agreement, after the date hereof and prior to the Closing, neither the Company nor any of its Subsidiaries shall take any affirmative action, or fail to take any action, the result of which any of the changes or events listed in Section 3.28 hereof is likely to occur (other than, with respect to Section 3.27(f) hereof, the sale of the Company's Middle East operations).

5.4. *Restriction on Issuance of Capital Stock.*   After the date hereof and prior to the Closing, the Company shall not authorize the issuance of any capital stock of the Company except for shares of capital stock issuable (i) upon the exercise of Outstanding Options or Outstanding Warrants and (ii) in accordance with the terms and provisions of Section 2 hereof.

5.5. *Reservation of Shares.*   At the Closing, the Company will have, and will maintain at all times while the Purchaser Warrants are outstanding, a reserve of an adequate number of shares of duly authorized Common Stock for issuance in connection with the exercise of the Purchaser Warrants.

5.6. *Listing; AMEX Compliance.*   Prior to the Closing Date, the Company will list the Warrant Shares on the AMEX or any relevant market or system on which the Common Stock is listed or quoted. As of the Closing, the Company has complied with all requirements of the rules and regulations of the AMEX with respect to the issuance of the Securities and the issuance of the Warrant Shares upon exercise of the Purchaser Warrants.

5.7. *No Solicitation*.

(a) Subject to Section 5.7(b), after the date hereof and prior to the earlier of the Closing or a valid termination of this Agreement by the Company in accordance with Section 8.15(a)(ii), the Company agrees that it will not, and it will use all commercially reasonable efforts to ensure that each of the its directors, officers, agents, advisors (including its legal counsel and financial advisors) and employees do not, directly or indirectly, (i) initiate, solicit, encourage or take any action to facilitate the making of any offer or proposal from any Person (other than Purchaser or its representatives) (a "*Third Party*") that constitutes, or would reasonably be expected to result in, an Alternative Transaction or inquiries, discussions, offers or proposals with respect thereto, (ii) enter into any agreement with respect to any Alternative Transaction, or (iii) engage in negotiations or discussions with, or provide any information or data to, any Third Party relating to any Alternative Transaction, or otherwise cooperate in any way with, assist or participate in, or facilitate or encourage, any effort or attempt by any Third Party to do or seek any of the foregoing.

(b) Notwithstanding anything set forth in Section 5.7(a) to the contrary, after the date hereof and prior to the Closing, the Company may furnish information in response to an unsolicited written proposal (provided such proposal was not solicited by the Company or its Affiliates or representatives) regarding an Alternative Transaction and engage in negotiations with a Third Party relating to any such Alternative Transaction if, but only if, the Board determines in good faith that (i) such Alternative Transaction is reasonably expected to result in a Superior Proposal and (ii) after consultation with its independent outside counsel, the failure to furnish such information or engage in such negotiations would reasonably be expected to violate the Board's fiduciary duties under applicable Law; *provided*, *however*, that the Company shall immediately notify Purchaser orally (with written confirmation to follow within one (1) Business Day) of any inquiries, expressions of interest, or proposals or offers received by the Company or its Affiliates or representatives relating to any Alternative Transaction indicating in such notice the name of the Third Party submitting the Alternative Transaction proposal in question and the terms and conditions of such proposal; and, *provided*, *further*, that the Company shall immediately notify Purchaser orally (with written confirmation to follow within one (1) Business Day) of any Superior Proposal, which notice shall identify the Third Party submitting the Superior Proposal and include a summary of the terms and conditions of such Superior Proposal (a "*Superior Proposal Notice*"). The Company shall permit Purchaser a period of five (5) Business Days after receipt of a Superior Proposal Notice (the "*Superior Proposal Period*") to submit to the Company a new proposal in response to the Superior Proposal that is the subject of the Superior Proposal Notice. After the expiration of a Superior Proposal Period, the Board shall determine whether, in light of its fiduciary obligations under applicable Law, to proceed with respect to the Superior Proposal or Purchaser's response thereto.

(c) The Company agrees that it will use its best efforts to cause its directors, officers, employees, Affiliates and representatives to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Third Party conducted heretofore with respect to any Alternative Transaction.

(d) After the date hereof and prior to the Closing, the Board shall not, except as permitted by this Section 5.7(d), (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Purchaser, the approval or recommendation by the Board to the Company's shareholders contemplated by Section 5.2 hereto, (ii) approve or recommend, or propose publicly to approve or recommend, any Alternative Transaction, or (iii) authorize the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement relating to any Alternative Transaction. Notwithstanding the foregoing, if the Board determines in good faith after it has received a Superior Proposal, and after consultation with independent outside counsel, that the failure to approve or recommend such Superior Proposal would reasonably be expected to violate the Board's fiduciary duties under applicable Law, the Board may withdraw or modify its approval or recommendation to the Company's shareholders contemplated by Section 5.2 hereto, but only after such time that the Board considers any adjustments in the terms and conditions of this Agreement and the other Transaction Documents submitted by Purchaser during the Superior Proposal Period. The Board shall provide Purchaser with no less than five (5) Business Days prior written notice of its intention to so withdraw or modify its approval and/or recommendation contemplated by Section 5.2 hereof in response to a Superior Proposal.

(e) In the event that the Company consummates an Alternative Transaction with a Third Party on or before the one (1) year anniversary of the date of this Agreement, including, without limitation, any Alternative Transaction that constitutes a Superior Proposal, the Company shall pay to Purchaser a fee (the "*Break-Up Fee*") that is equal to the greater of (i) all fees, expenses and costs (including, but not limited to, legal, financial, due diligence and advisory fees, expenses and costs) incurred by Purchaser and its Affiliates in connection with the transactions contemplated by this Agreement, the other Transaction Documents, the Senior Credit Facility and the Subordinated Notes and (ii) $500,000;

A-27

provided, *however*, that the amount of the Break-Up Fee shall be reduced by any amount paid by the Company to Purchaser for due diligence expenses under the Letter Agreement.

5.8. *Restrictions on Bank Fees.*   Other than any amounts (including, but not limited to, professional fees) that as of November 15, 2003 are contractually committed to be paid, the Company shall not pay or otherwise commit to pay any fees of any kind in connection with or pursuant to the terms of the Prior Credit Agreement, the Prior Note Agreement or any documents related thereto or amendments of any of the foregoing.

5.9. *Required Consents.*   Prior to the Closing, the Company shall use its best efforts to obtain each Required Consent.

6. *Conditions of the Parties at Closing.*

6.1. *Conditions of Purchaser's Obligations at Closing.*   The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction by the Company on or before the Closing of each of the following conditions:

(a) *Representations and Warranties.*   The representations and warranties of the Company contained in Section 3 that are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects and the representations and warranties of the Company that are not qualified as to materiality or Material Adverse Effect shall be true and correct in all material respects, in all cases, on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on and as of the Closing Date (except where such representation or warranty is made as of a specific date, it shall be true and correct as of such date).

(b) *Performance.*   The Company shall have performed and complied with all conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

(c) *No Proceedings.*   No action, suit or proceeding shall be in effect or pending by or before any Governmental Authority that would reasonably be expected to result in an unfavorable judgment, order, decree, stipulation, or injunction that would (i) prevent the consummation of the transactions contemplated by this Agreement or the other Transaction Documents, (ii) cause any of the transactions contemplated by this Agreement or the other Transaction Documents to be rescinded following the consummation thereof, (iii) affect materially or adversely the right of Purchaser to own the Securities or (iv) affect materially and adversely the right of the Company or any of its Subsidiaries to own its assets and to operate its business.

(d) *No Material Adverse Effect; Compliance Certificate.*   No Material Adverse Effect shall have occurred and there shall have been no event, occurrence, action or inaction that would be reasonably likely to result in any Material Adverse Effect between the date hereof and the Closing Date, and the President and/or Chief Executive Officer of the Company shall deliver to Purchaser at the Closing a certificate stating that the conditions specified in Sections 6.1(a), (b), (c), (d), (e), (h), (j), (p), (q), (r), (t), (u), (v), (w), (x), (y) and (z) have been fulfilled.

(e) *Consents and Approvals.*   All authorizations, approvals, or permits, if any, of any Governmental Authority or regulatory body of the United States or of any state or any other Person (including, without limitation, the approval of the Shareholder Proposals by the Company's shareholders, all written instruments or documents evidencing all Required Consents, and any authorizations, consents, approvals or permits required by the AMEX) that are required in connection with the lawful issuance and sale of the Securities pursuant to this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby shall be duly obtained and effective as of the Closing, and all applicable waiting periods under any applicable laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the ''*HSR Act*''), shall have expired or been terminated, and the purchase of, and payment for, the Securities to be purchased by Purchaser at the Closing on the terms and conditions as provided herein shall not violate any applicable Law.

(f) *Purchaser Warrants.*   The Company shall execute and deliver to Purchaser the Purchaser Warrants.

(g) *Shares.*   The Company shall deliver to Purchaser one or more certificates representing the Shares in such denomination as Purchaser shall request.

(h) *Rights Agreement.*   The Company has taken any and all action necessary to terminate the Rights Agreement.

(i) *Other Agreements.*   The Company shall have executed and delivered (i) an Investor and Registration Rights Agreement, substantially in the form attached hereto as *Exhibit F* (the ''*Investor and Registration Rights Agreement*''), and (ii) a Services Agreement, substantially in the form attached hereto as *Exhibit G* (the ''*Services Agreement*'') and all conditions contained therein shall have been satisfied, including the payment of the Closing Fee.

(j) *Amended Articles.*   On or prior to the Closing, there shall have been filed with the Secretary of State of the State of Ohio, the Amended Articles, and the Amended Articles shall be in full force and effect at the Closing.

(k) *Good Standing; Qualification to do Business.*   The Company shall have delivered to Purchaser certificates of good standing and existence of the Company from the State of Ohio and each jurisdiction in which it has qualified to do business dated as of a date no earlier than fifteen (15) days prior to the Closing.

(l) *Secretary's Certificate.*   The Company shall have delivered to Purchaser a certificate executed by its Secretary certifying with respect to (i) a copy of the Amended Articles and the Amended Regulations, (ii) resolutions of the Board authorizing the transactions contemplated by this Agreement and the other Transaction Documents, (iii) copies of all minutes of all meetings (or excerpts thereof) of the shareholders of the Company approving the Shareholder Proposals and (iv) incumbency matters.

(m) *Opinion of Company Counsel.*   Purchaser shall have received from Hahn, Loeser & Parks, LLP, counsel to the Company, an opinion, dated the Closing Date, in such form and substance reasonably satisfactory to Purchaser.

(n) *Closing Fee.*   The Company shall have delivered the Closing Fee to Purchaser (or such other Persons designated by Purchaser).

(o) *Cross-Receipt of the Company.*   The Company shall have executed and delivered a cross-receipt acknowledging (A) the Company's delivery of (1) the Purchaser Warrants and certificates representing the Shares to Purchaser and (2) the Closing Fee to Purchaser (or such other Persons designated by Purchaser) and (B) Purchaser's payment of the Purchase Price.

(p) *No Acceleration of Vesting, etc.*   Except as disclosed in Schedule 3.11, no event shall have occurred that could result in the acceleration of the vesting of rights to exercise (i) the Outstanding Options, or cause an accelerated pay-out of any such Outstanding Options, under the Option Plans, or (ii) the Outstanding Warrants.

(q) *Election of Directors; Resignations.*   All necessary corporate action shall have been taken to effect the appointment of Purchaser's designees (as identified on *Exhibit H* hereto, which Exhibit H may be revised by Purchaser prior to Closing with the consent of the Company) as directors of the Company to take office at the Closing. The Company shall have obtained executed irrevocable letters of resignation to be effective at the Closing from each of the members of the Board of Directors identified on *Exhibit I* hereto and shall have delivered copies thereof to Purchaser.

(r) *Amendment of Code of Regulations.*   On or prior to the Closing, all necessary action shall have been taken to adopt the Amended Regulations and the Amended Regulations shall be in full force and effect at the Closing.

(s) *Fairness Opinion.*   The Company shall have delivered to Purchaser a copy of the fairness opinion rendered by Brown Gibbons Lang & Company Securities to the Board of Directors (or its Special Committee) that the transactions contemplated hereby are fair to the shareholders of the Company from a financial point of view and any bringdowns and supplements to such opinion; *provided*, that the Company shall not be required to obtain any such bringdowns or supplements.

(t) *Employees.*   Neither the Company nor any of its Subsidiaries shall have (i) made any increase in the salary, wages or other compensation of any officer or employee of the Company or its Subsidiaries, other than increases which are consistent with the prior practice and policy of the Company and its Subsidiaries for such employee; (ii) adopted, entered into, or become bound by any "employee benefit plan" (as defined by Section 3(3) of ERISA), employment-related contract or collective bargaining agreement, or amended, modified, or terminated (either partially or completely) any Company Benefit Plan, employment-related contract or collective bargaining agreement; or (iii) established or modified any targets, goals, pools, or similar provisions in respect of any fiscal year under any Company Benefit Plan, employment-related contract or other employee compensation arrangement or any salary ranges, guidelines, or similar provisions in respect of any Company Benefit Plan, employment-related contract or other employee compensation arrangement.

(u) *Senior Credit Facility.*   The Company shall have entered into the Senior Credit Facility providing for $40,000,000 principal amount of senior debt financing.

(v) *Subordinated Notes.*   The Company shall have issued $14,000,000 principal amount of Subordinated Notes.

(w) *Satisfaction of Financial Conditions.*

(i) The amount of Indebtedness of the Company and its Subsidiaries on a consolidated basis immediately prior to the Closing shall not exceed the Indebtedness Cap.

(ii) The Company shall have an amount of excess cash (excluding the amount of any net proceeds from the sale of any non-current assets and any assets reflected in "assets held for sale" on the Company's Form 10-Q for the quarterly period ended June 30, 2003, including, but not limited to, the Company's Middle East operations) immediately prior to the Closing that is equal to or greater than the Minimum Excess Cash Amount, which excess cash shall be available and used to fund the transactions contemplated by this Agreement and the other Transaction Documents (unless Purchaser waives such condition for good and valuable consideration of a type and amount acceptable to Purchaser in its sole discretion).

(iii) Any payment required to bring the accounts payable of the Company and its Subsidiaries (excluding accounts payable for Transaction Costs) and amounts owed by the Company to its employees up to Current Terms shall not exceed $800,000 (unless Purchaser waives such condition for good and valuable consideration of a type and amount acceptable to Purchaser in its sole discretion).

(iv) The aggregate amount of Transaction Costs shall not exceed the sum of $5,334,000, *plus* the amount of Run-Off Insurance Costs (unless Purchaser waives such condition for good and valuable consideration of a type and amount acceptable to Purchaser in its sole discretion).

(x) *Listing Application.*   The Company shall (i) have filed a listing application with the AMEX for the Warrant Shares, (ii) continue to have its shares of Common Stock listed trading on the AMEX and (iii) have not been notified by the AMEX, after the date hereof, of any action or potential action by the AMEX or any violation of any AMEX rule that could result in the delisting of the Common Stock from the AMEX.

(y) *Middle East Operations.*   On or prior to the Closing Date, the Company shall have consummated the sale of its Middle East operations (i) pursuant to which the Company shall have received, prior to the Closing, net proceeds ((i) after deducting fees and expenses paid or payable to Grant Thornton relating to the sale of the Company's Middle East operations and (ii) excluding any amounts subject to earnout, holdback, escrow, delayed payment or other similar arrangements) from such sale (which proceeds shall include a payment of $1,500,000 received by the Company pursuant to such sale that was remitted to the Existing Senior Lenders) of at least the lesser of (A) $2,700,000 and (B) an amount equal to or greater than the Prior Note Prepayment Amount as of the date of such sale or (ii) pursuant to terms that when combined with all other consideration or concessions to Purchaser result in an overall agreement that is acceptable to Purchaser in its sole discretion.

(z) *Prior Note Prepayment Amount.* The aggregate amount of the Prior Note Prepayment Amount as of the Closing Date shall not exceed $2,700,000.

6.2. *Conditions of Company's Obligations at Closing.* The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction by Purchaser on or before the Closing of each of the following conditions:

(a) *Representations and Warranties.* The representations and warranties of Purchaser contained in Section 4 that are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects, and the representations and warranties of Purchaser that are not qualified as to materiality or Material Adverse Effect shall be true and correct in all material respects, in all cases, on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on and as of the Closing Date (except where such representation is made as of a specific date, it shall be true and correct as of such date).

(b) *Performance.* Purchaser shall have performed and complied with all conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

(c) *Other Agreements.* Purchaser shall have executed and delivered (i) the Investor and Registration Rights Agreement and (ii) the Services Agreement.

(d) *Cross-Receipt of Purchaser.* Purchaser shall have executed and delivered a cross-receipt acknowledging (A) the Company's delivery of (1) the Purchaser Warrants and certificates representing the Shares to Purchaser and (2) the Closing Fee to Purchaser (or such other Persons designated by Purchaser) and (B) Purchaser's payment of the Purchase Price.

(e) *Purchase Price.* Purchaser shall have delivered to the Company the Purchase Price.

(f) *Opinion of Purchaser Counsel.* Company shall have received from Haynes and Boone, LLP, counsel to Purchaser, an opinion, dated the Closing Date, in such form and substance reasonably satisfactory to the Company.

6.3. *Further Conditions of Company's Obligations at Closing.* The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction on or before the Closing of each of the following conditions:

(a) *Consents and Approvals.* All authorizations, approvals, or permits, if any, of any Governmental Authority or regulatory body of the United States or of any state or any other Person (including, without limitation, the approval of the Shareholder Proposals by the Company's shareholders and any authorizations, consents, approvals or permits required by the AMEX) that are required in connection with the lawful issuance and sale of the Securities pursuant to this Agreement and the other Transaction Documents shall be duly obtained and effective as of the Closing, and all applicable waiting periods under any applicable laws, including the HSR Act shall have expired or been terminated, and the purchase of, and payment for, the Securities to be purchased by Purchaser at the Closing on the terms and conditions as provided herein shall not violate any applicable Law.

(b) *Company Financing Documents.* All conditions to Closing to be satisfied by parties other than the Company that are contained in the Subordinated Notes (and the documents related to the purchase thereof) and the Senior Credit Facility shall have been satisfied or waived.

7. *Indemnification.*

7.1. *General Indemnification.* The Company shall indemnify, defend and hold Purchaser, its affiliates and its officers, directors, partners (general and limited), employees, agents, attorneys successors and assigns (each a "*Purchaser Entity*") harmless from and against all Losses incurred or suffered by a Purchaser Entity as a result of the breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or any of the other Transaction Documents, except to the extent that such Losses are the result of the gross negligence, willful misconduct or fraud of such Purchaser Entity.

7.2. *Environmental Indemnification.* In addition to, and without duplication of, the indemnification of Section 7.1, the Company shall indemnify, defend and hold each Purchaser Entity harmless from and against all Losses incurred or suffered by such Purchaser Entity as a result of (i) the breach of any of the representations, warranties, covenants or agreements made by the Company in Section 3.19 of this Agreement, (ii) the presence, Release, or threatened Release of Hazardous Materials first occurring prior to, or on, the Closing Date, or (iii) any violation, or obligation, under any Environmental Law resulting from acts or omissions first occurring prior to, or on, the Closing Date, except to the extent that such Losses are the result of the gross negligence, willful misconduct or fraud of such Purchaser Entity.

7.3. *Indemnification Principles.* For purposes of this Section 7, "*Losses*" shall mean each and all of the following items: claims, losses (including, without limitation, losses of earnings), liabilities, obligations, payments, damages (actual, punitive or consequential), charges, judgments, fines, penalties, amounts paid in settlement, costs and expenses (including, without limitation, interest which may be imposed in connection therewith, costs and expenses of investigation, actions, suits, proceedings, demands, assessments and reasonable fees, expenses and disbursements of counsel, consultants and other experts).

7.4. *Claim Notice; Right to Defend.* A party seeking indemnification (the "*Indemnified Party*") under this Section 7 shall promptly upon becoming aware of the facts indicating that a claim for indemnification may be warranted, give to the party from whom the indemnification is being sought (the "*Indemnifying Party*") a claim notice relating to such Loss (a "*Claim Notice*"). Each Claim Notice shall specify the nature of the claim, the applicable provision(s) of this Agreement or other instrument under which the claim for indemnity arises, and, if possible, the amount or the estimated amount thereof. No failure or delay in giving a Claim Notice (so long as the same is given prior to expiration of the representation or warranty upon which the claim is based) and no failure to include any specific information relating to the claim (such as the amount or estimated amount thereof) or any reference to any provision of this Agreement or other instrument under which the claim arises shall affect the obligation of the Indemnifying Party unless such failure materially and adversely prejudices the Indemnifying Party. If such Loss relates to the commencement of any action or proceeding by a third person, the Indemnified Party shall give a Claim Notice to the Indemnifying Party regarding such action or proceeding and the Indemnifying Party shall be entitled to participate therein to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party. After the delivery of notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such action or proceeding, the Indemnifying Party shall not be liable (except to the extent the proviso to this sentence is applicable, in which event it will be so liable) to the Indemnified Party under this Section 7 for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation, *provided* that each Indemnified Party shall have the right to employ separate counsel to represent it and assume its defense (in which case, the Indemnifying Party shall not represent it) if (i) upon the advice of counsel, the representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, (ii) in the event the Indemnifying Party has not assumed the defense thereof within ten (10) days of receipt of notice of such claim or commencement of action, and in which case the fees and expenses of one such separate counsel shall be paid by the Indemnifying Party or (iii) if such Indemnified Party who is a defendant in any action or proceeding which is also brought against the Indemnifying Party reasonably shall have concluded that there may be one or more legal defenses available to such Indemnified Party which are not available to the Indemnifying Party. If any Indemnified Party employs such separate counsel it will not enter into any settlement agreement which is not approved by the Indemnifying Party, such approval not to be unreasonably withheld. If the Indemnifying Party so assumes the defense thereof, it may not agree to any settlement of any such claim or action as the result of which any remedy or relief, other than monetary damages for which the Indemnifying Party shall be responsible hereunder, shall be applied to or against the Indemnified Party, without the prior written consent of the Indemnified Party. In any action hereunder as to which the Indemnifying Party has assumed the defense thereof with counsel reasonably satisfactory to the Indemnified Party, the Indemnified Party shall continue to be entitled to participate in the defense thereof, with counsel of its own choice, but, except as set forth above, the Indemnifying Party shall not be obligated hereunder to reimburse the Indemnified Party for the costs thereof.

7.5. *Indemnification Basket.* Notwithstanding the other provisions of this Section 7, the Company shall have liability to any Purchaser Entity with respect to any claims under this Agreement only if the sum of the Purchaser Entities' Losses related to such breaches exceed $250,000 in the aggregate (the "*Basket*"), after which the Purchaser Entities shall be fully indemnified for all such Losses, including the amount of the Basket. Notwithstanding the foregoing, the Basket shall not apply to, and the Purchaser Entities shall be entitled to indemnification without regard to satisfaction of the Basket with respect to claims for gross negligence, willful misconduct or fraud.

7.6. *Indemnification Cap.* Notwithstanding the other provisions of this Section 7 and other than in the event of gross negligence, willful misconduct or fraud, other than with respect to breaches of representations and warranties contained in Section 3.19 and other than claims made pursuant to Section 7.2 of this Agreement, in all such cases, for which there shall be no limit, the Company's aggregate liability pursuant to this Section 7 for breaches of representations and warranties contained in this Agreement shall be limited to an amount equal to the total amount of the Purchase Price.

8. *Miscellaneous.*

8.1. *Survival of Representations and Warranties.* The representations and warranties of the Company and Purchaser contained in or made pursuant to this Agreement (other than those made in Sections 3.15, 3.16 and 3.19) shall survive the execution and delivery of this Agreement and the other Transaction Documents and the Closing until the two (2) year anniversary of Closing Date and the representations and warranties of the Company made in Sections 3.15, 3.16 and 3.19 shall survive the execution and delivery of this Agreement and the other Transaction Documents and the Closing for a period of six (6) months after the applicable statute of limitations has expired, and, in each case, such representations and warranties shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of Purchaser or the Company.

8.2. *Successors and Assigns.* Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties (including permitted transferees of any Securities). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

8.3. *Governing Law.* This Agreement shall be governed by and construed under the laws of the State of Delaware, excluding the application of any conflicts of laws principles which would require the application of the laws of another state.

8.4. *Execution.* This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement, and all of which, when taken together, shall be deemed to constitute one and the same Agreement. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for any purpose whatsoever.

8.5. *Headings.* The headings used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

8.6. *Notices.* All notices and other communications required or permitted hereunder shall be in writing. Notices shall be delivered personally, via recognized overnight courier (such as Federal Express,

DHL or Airborne Express) or via certified or registered mail, and shall be effective upon receipt. Notices may be delivered via facsimile or e-mail, provided that by no later than two days thereafter such notice is confirmed in writing and sent via one of the methods described in the previous sentence. Notices shall be addressed as follows:

(a) if to Purchaser, to

> CorrPro Investments, LLC
> 750 N. St. Paul
> Suite 1200
> Dallas, Texas 75201
> Attention: James A. Johnson
> Facsimile No.: (214) 871-8799

> with a copy to

> Haynes and Boone, LLP
> 901 Main Street, Suite 3100
> Dallas, Texas 75202
> Attention: Thomas H. Yang
> Facsimile No.: (214) 200-0641

(b) if to the Company, to

> Corrpro Companies, Inc.
> 1090 Enterprise Drive
> Medina, Ohio 44256
> Attention: John D. Moran, Esq.
> Facsimile No.: (330) 723-0244

> with a copy to:

> Hahn, Loeser & Parks, LLP
> 3300 BP Tower
> 200 Public Square
> Cleveland, Ohio 44114
> Attention: F. Ronald O'Keefe, Esq.
> Facsimile No. (216) 241-2824

8.7. *Expenses.* Upon consummation of the transactions contemplated hereby, the Company shall pay all fees, costs and expenses that each of the Company and Purchaser and their Affiliates incurs or pays, or expects to incur or pay, with respect to the negotiation, execution, delivery and performance of this Agreement, the other Transaction Documents, the Senior Credit Facility and the Subordinated Notes and the transactions contemplated hereby and thereby, including, but not limited to, all Transaction Costs, the Prior Note Prepayment Amount, and legal fees and expenses paid or payable to (i) Haynes and Boone, LLP in connection with this Agreement and the transactions related thereto and (ii) Hahn, Loeser & Parks, LLP other than those in connection with this Agreement, the other Transaction Documents, the Senior Credit Facility and the Subordinated Notes and the transactions related thereto. The Company shall pay all costs and expenses (including reasonable legal fees and expenses) incurred by Purchaser in connection with any filing pursuant to the HSR Act that may be incurred by Purchaser as a result of the purchase or ownership of the Securities.

8.8. *Amendments.* This Agreement may be amended or modified only upon the written consent of the Company and Purchaser.

8.9. *Severability.* Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction to the greatest extent possible to carry out the intentions of the parties hereto.

8.10. *Entire Agreement*. Each party hereby acknowledges that no other party or any other person or entity has made any promises, warranties, understandings or representations whatsoever, express or implied, not contained in the Transaction Documents, the LOI, the Letter Agreement or the Confidentiality Agreement, or any documents, certificates, instruments or other writing contemplated thereby and acknowledges that it has not executed the Transaction Documents in reliance upon any such promises, representations, understandings or warranties not contained herein or therein and that the Transaction Documents, the LOI, the Letter Agreement and the Confidentiality Agreement supersede all prior agreements and understandings between the parties with respect thereto. There are no promises, covenants or undertakings other than those expressly set forth or provided for in the Transaction Documents, the LOI, the Letter Agreement and the Confidentiality Agreement.

8.11. *Delays or Omissions*. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such nonbreaching or nondefaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.

8.12. *Interpretation*. As used in this Agreement, (i) the term "*includes*" and the word "*including*" and words of similar import shall be deemed to be followed by the words "*without limitation*"; (ii) "*control*" (including its correlative meanings, "*controlled by*" and "*under common control with*") shall mean the possession, directly or indirectly, of the power to (A) vote ten percent (10%) or more of the securities having ordinary voting power for the election of directors of a Person or (B) direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other interests, by contract or otherwise; (iii) definitions contained in this Agreement apply to singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms; (iv) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (v) the terms "*hereof*," "*herein*," and "*herewith*" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and Article, Section, subsection, paragraph, Schedule and Exhibit references are to the Articles, Sections, subsections, paragraphs, Schedules and Exhibits to this Agreement unless otherwise specified; and (vi) the word "*or*" shall not be exclusive.

8.13. *Other Remedies*. In addition to those remedies specifically set forth herein and in the Transaction Documents, if any, each party may proceed to protect and enforce its rights under this Agreement and the Transaction Documents either by suit in equity and/or by action at law, including, but not limited to, an action for damages as a result of any such breach and/or an action for specific performance of any such covenant or agreement contained in this Agreement or in the Transaction Documents. No right or remedy conferred upon or reserved to any party under this Agreement or the Transaction Documents is intended to be exclusive of any other right or remedy, and every right and remedy shall be cumulative and in addition to every other right and remedy given under this Agreement and the Transaction Documents or now and hereafter existing under applicable law.

8.14. *Further Assurances*. At any time or from time to time prior to and after the Closing, the Company, on the one hand, and Purchaser, on the other hand, shall cooperate with each other, provide information or access reasonably requested by the other party and its Affiliates, directors, officers, employees, representatives and advisors and at the request of the other party, execute and deliver any further instruments or documents and take all such further action as the other party may reasonably request in order to assist, complete, evidence or effectuate the consummation of the transactions contemplated by this

Agreement, the other Transaction Documents, the Senior Credit Facility and the Subordinated Notes and to otherwise carry out the intent of the parties hereunder and thereunder.

8.15. *Termination*.

(a) This Agreement may be terminated and the transactions contemplated herein may be abandoned at any time on or prior to the Closing (i) by Purchaser (A) if the approval by the Company's shareholders of the Shareholder Proposals is not obtained by March 31, 2004, (B) after any breach of Section 5.8, (C) if, by March 31, 2004, the Company has not consummated the sale of the Company's Middle East operations in accordance with the conditions set forth in Section 6.1(y) or (D) if, without giving effect to the transactions contemplated hereby, on the earlier of (x) the projected or intended date of Closing, (y) the fifteenth (15th) Business Day after the Determination Date and (z) March 31, 2004, the Company shall not have satisfied the condition set forth in Section 6.1(w)(i) as of such above referenced date and the Company fails to satisfy such condition on a Closing Date within two Business Days after such above referenced date (unless Purchaser waives such condition for good and valuable consideration of a type and amount acceptable to Purchaser in its sole discretion), (ii) by the Company after the twentieth (20th) Business Day after the Determination Date only if Purchaser has not yet satisfied and is unable to satisfy any of the conditions set forth in Sections 6.2(a) through (f) hereof (other than as a result of the failure of the Company to comply with its obligations under the Agreement) on or before the twentieth (20th) Business Day after the Determination Date, (iii) by the Company after the sixtieth (60th) day after the Determination Date if any of the conditions set forth in Section 6.3 have not been satisfied (other than as a result of the failure of the Company to comply with its obligations under this Agreement) on or before the sixtieth (60th) day after the Determination Date, or (iv) by mutual written consent of the Company and Purchaser.

(b) In the event this Agreement is terminated pursuant to Section 8.15(a)(i), the Company shall pay a termination fee to Purchaser by wire transfer of immediately available funds in an amount that is equal to the greater of (i) the sum of (A) all fees, expenses and costs (including, but not limited to, legal, accounting, financial, investment banking, due diligence and advisory fees, expenses and costs) incurred or paid by Purchaser and its Affiliates (including, without limitation, the deposits paid by Purchaser and its Affiliates (x) in the amount of $50,000 to American Capital Strategies, Ltd. pursuant to that certain Letter dated October 20, 2003 and (y) in the amount of $50,000 to CapitalSource Finance, LLC pursuant to that certain Letter dated October 20, 2003) in connection with the transactions contemplated by this Agreement and the other Transaction Documents, the Senior Credit Facility and the Subordinated Notes and (B) $250,000, and (ii) $1,250,000.

(c) In the event this Agreement is terminated pursuant to Section 8.15(a) hereof, all rights and obligations of the parties hereto under this Agreement shall terminate; *provided*, *however*, that (i) no such termination shall relieve any party hereto from liability for any breach of this Agreement prior to such termination and (ii) the rights and obligations of the parties hereto under Sections 5.7(e), 7.1, 7.2, 7.3, 7.4, 8.3, 8.7, 8.13 and 8.15 hereof and the Confidentiality Agreement shall survive any such termination.

8.16. *Tax Treatment*. The Company hereby acknowledges and agrees that it will treat (i) the Securities in all circumstances as equity for purposes of federal and state taxes, unless otherwise requested by Purchaser and (ii) any amounts actually or constructively paid or to be paid on the Shares in the same manner as reasonably chosen by Purchaser.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

CORRPRO INVESTMENTS, LLC

By: Wingate Partners III, L.P.,
    its sole member

By: Wingate Management Company III, L.P.,
    its general partner

By: Wingate Management Limited III, LLC,
    its general partner

By: /s/   JAY I. APPLEBAUM
    Name: Jay I. Applebaum
    Title: Principal

CORRPRO COMPANIES, INC.

By: /s/   JOSEPH W. ROG
    Name: Joseph W. Rog
    Title: Chairman, CEO & President

Purchaser Warrant

[To Come]

ARTICLES OF INCORPORATION
OF
CORRPRO COMPANIES, INC.

AMENDED AND RESTATED
AS OF JANUARY   , 2004

FIRST: The name of the Corporation is CORRPRO COMPANIES, INC.

SECOND: The Corporation's principal office is located in the City of Medina, County of Medina, State of Ohio.

THIRD: The purpose or purposes for which, or for any of which, it is formed are to enter into, promote or conduct any kind of business, contract or undertaking permitted to corporations for profit organized under the General Corporation Laws of the State of Ohio, to engage in any lawful act or activity for which corporations may be formed under Sections 1701.01 to 1701.98, inclusive, of the Ohio Revised Code, and, in connection therewith, to exercise all express and incidental powers normally permitted such corporations.

FOURTH: The maximum number of shares which the Corporation is authorized to have outstanding is forty-one million (41,000,000) shares, consisting of forty million (40,000,000) Common Shares, without par value, and one million (1,000,000) Serial Preferred shares, without par value, of which eight hundred thousand (800,000) shares shall be voting and two hundred thousand (200,000) shares shall be non-voting.

(a) *Common Shares.*   The Common Shares shall be subject to the express terms of the Serial Preferred Shares and of any series thereof. Each Common Share shall be equal to every other Common Share and shall have the following powers, rights, qualifications and limitations:

(1) Each Common Share shall entitle the holder thereof to one vote.

(2) Whenever the full dividends upon any outstanding Serial Preferred Shares for all past dividend periods shall have been paid and the full dividends thereon for the then current respective dividend periods shall have been paid, or declared and a sum sufficient for the respective payments thereof set apart, the holders of the Common Shares shall be entitled to receive such dividends and distributions, payable in cash or otherwise, as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor.

(3) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the payment or setting apart for payment to the holders of any outstanding Serial Preferred Shares of the full preferential amounts to which such holders are entitled as herein provided or referred to, all of the remaining assets of the Corporation shall belong to and be distributable in equal amounts per share to the holders of the Common Shares. For purposes of this paragraph 3, a consolidation or merger of the Corporation with any other corporation, or the sale, transfer or lease of all or substantially all its assets shall not constitute or be deemed a liquidation, dissolution or winding up of the Corporation.

(b) *Serial Preferred Shares.*   The Serial Preferred shares may be issued, from time to time, in one or more series, with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors. All shares of any one series of Serial Preferred Shares shall be alike in every particular and, except as otherwise provided in the Articles, all series shall rank equally and be identical in all respects except insofar as they may vary with respect to the matters which the Board of Directors is hereby expressly authorized to determine in the resolution or resolutions providing for the issue of any series of the Serial Preferred Shares.

(1) The Board of Directors, in such resolution or resolutions (a copy of which shall be filed and recorded as required by law), is also expressly authorized to fix:

(i) the distinctive serial designations and the division of such shares into series and the number of shares of a particular series, which may be increased or decreased, but not below the number of shares thereof then outstanding, by a certificate made, signed, filed and recorded as required by law;

(ii) The annual dividend rate for the particular series, and the date or dates from which dividends on all shares of such series shall be cumulative, if dividends on shares of the particular series shall be cumulative;

(iii) The redemption price or prices, if any, for the particular series;

(iv) The right, if any, of the holders of a particular series to convert such stock into other classes of shares, and the terms and conditions of such conversions; and

(v) The obligation, if any, of the Corporation to purchase and retire and redeem shares of a particular series as a sinking fund or redemption or purchase account, the terms thereof and the redemption price or prices per share for such series redeemed pursuant to the sinking fund or redemption or purchase account.

(2) Except as expressly provided with respect to the Series B Preferred Stock as set forth in Article FOURTH paragraph (d), the holders of voting Serial Preferred Shares shall be entitled to one vote for each voting Serial Preferred Share upon all matters presented to the shareholders, and, except as otherwise provided by these Amended and Restated Articles of Incorporation or required by law, the holders of voting Serial Preferred Shares and the holders of Common Shares shall vote together as one class on all matters. Except as expressly provided with respect to Series B Preferred Stock as set forth in Article FOURTH paragraph (d), no adjustment of the voting rights of holders of voting Serial Preferred Shares shall be made in the event of an increase or decrease in the number of Common Shares authorized or issued or in the event of a stock split or combination of the Common Shares or in the event of a stock dividend on any class of stock payable solely in Common Shares. The holders of nonvoting Serial Preferred Shares shall have no voting rights unless otherwise provided by law or these Amended and Restated Articles of Incorporation.

(3) The affirmative vote of the holders of at least a majority of the Serial Preferred Shares at the time outstanding, given in person or by proxy at a meeting called for the purpose at which the holders of Serial Preferred Shares shall vote separately as a class, shall be necessary to adopt any amendment to the Articles of Incorporation (but so far as the holders of Serial Preferred Shares are concerned, such amendment may be adopted with such vote) which:

(i) changes issued shares of Serial Preferred Shares of all series then outstanding into a lesser number of shares of the Corporation of the same class and series or into the same or a different number of shares of the Corporation of any other class or series; or

(ii) changes the express terms of the Serial Preferred Shares in any manner substantially prejudicial to the holders of all series thereof then outstanding; or

(iii) authorizes shares of any class, or any security convertible into shares of any class, ranking prior to the Serial Preferred Shares; or

(iv) changes in the express terms of issued shares of any class ranking prior to the Serial Preferred Shares in any manner substantially prejudicial to the holders of all series of Serial Preferred Shares then outstanding:

and the affirmative vote of the holders of at least a majority of each affected series of Serial Preferred Shares at the time outstanding, given in person or by proxy at a meeting called for the purpose at which the holders of each affected series of Serial Preferred Shares shall vote separately as a series, shall be necessary to adopt any amendment to the Articles of Incorporation (but so far as the holders of each such series of Series Preferred Shares are concerned, such amendment may be adopted with such vote) which:

(i) changes issued shares of Serial Preferred Shares of one or more but not all series then outstanding into a lesser number of shares of the Corporation of the same series or into the same or a different number of shares of the Corporation of any other class or series; or

(ii) changes the express terms of any series of the Serial Preferred Shares in any manner substantially prejudicial to the holders of one or more but not all series thereof then outstanding; or

(iii) changes the express terms of issued shares of any class ranking prior to the Serial Preferred Shares in any manner substantially prejudicial to the holders of one or more but not all series of Serial Preferred Shares then outstanding.

(4) In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, before any distribution or payment shall have been made to the holders of the Common Shares, the holders of the Serial Preferred Shares of each series shall be entitled to be paid, or to have set apart in trust for payment, an amount from the net assets of the Corporation equal to that stated and expressed in the resolution or resolutions adopted by the Board of Directors which provide for the issue of such series, respectively. The remaining net assets of the Corporation shall be distributed solely among the holders of the Common Shares according to their respective shares.

(5) Whenever reference is made herein to shares "ranking prior to the Serial Preferred Shares," such reference shall mean and include all shares of the Corporation in respect of which the rights of the holders thereof either as to the payment of dividends or as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the Corporation are given preference over the rights of the holders of Serial Preferred Shares; whenever reference is made to shares "on a parity with the Serial Preferred Shares," such reference shall mean and include all Shares of the Corporation in respect of which the rights of the holders thereof (i) neither as to the payment of dividends nor as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the Corporation are given preference over the rights of the holders of Serial Preferred Shares and (ii) either as to the payment of dividends or as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the Corporation rank equally (except as to the amounts fixed therefor) with the rights of the holders of Serial Preferred Shares; and whenever reference is made to shares "ranking junior to the Serial Preferred Shares," such reference shall mean and include all shares of the Corporation in respect of which the rights of the holders thereof both as to the payment of dividends and as to distribution in the event of a voluntary or involuntary liquidation, dissolution or winding up of the Corporation are junior and subordinate to the rights of the holders of the Serial Preferred Shares.

(c) *Series A Junior Participating Preferred Shares*:

(1) *Designation and Amount.* The shares of such series shall be designated as "Series A Junior Participating Preferred Shares" (the "Series A Preferred Shares") and the number of shares constituting the Series A Preferred Shares shall be 500,000.

(2) *Dividends and Distributions.*

(i) Subject to the rights of the holders of any shares of any class of preferred shares ranking prior and superior to the Series A Preferred Shares with respect to dividends, the holders of Series A Preferred Shares, in preference to the holders of Common Shares, without par value (the "Common Shares"), of the Corporation, and of any other junior stock, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for that purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a Series A Preferred Share, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $1 or (b) subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in Common Shares or a subdivision of the outstanding shares of Common Shares (by reclassification or otherwise), declared on the Common Shares since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of Series A Preferred Shares. In the event that the Corporation shall at any time declare or pay any dividend on the Common Shares payable in Common Shares, or effect a subdivision or combination or consolidation of the outstanding shares of Common Shares (by reclassification or otherwise than by payment of a dividend in Common Shares) into a greater or lesser number of Common Shares, then in each such case the amount to which holders of Series A Preferred Shares were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of Common Shares outstanding immediately after such event and the denominator of which is the number of Common Shares that were outstanding immediately prior to such event.

(ii) The Corporation shall declare a dividend or distribution on the Series A Preferred Shares as provided in paragraph (i) of this Section immediately after it declares a dividend or distribution on the Common Shares (other than a dividend payable in Common Shares); provided that, in the event that no dividend or distribution shall have been declared on the Common Shares during the period between the Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $1 per share on the Series A Preferred Shares shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

(iii) Dividends shall begin to accrue and be cumulative on outstanding Series A Preferred Shares from the Quarterly Dividend Payment Date next preceding the date of issue of such shares, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of Series A Preferred Shares entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the Series A Preferred Shares in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of Series A Preferred Shares entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than 60 days prior to the date fixed for the payment thereof.

(3) *Voting Rights.* The holders of Series A Preferred Shares shall have the following voting rights:

(i) Each Series A Preferred Share shall entitle the holder thereof to one vote on all matters submitted to a vote of the shareholders of the Corporation. The holders of fractional Series A Preferred Shares shall not be entitled to any vote on any matter submitted to a vote of the shareholders of the Corporation.

(ii) Except as otherwise provided herein, in the Amended Articles of Incorporation of the Corporation, in any other Certificate of Amendment creating a series of Serial Preferred Shares or any similar stock, or by law, the holders of Series A Preferred Shares and the holders of Common Shares and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of shareholders of the Corporation.

(iii) Except as set forth herein, in the Amended Articles of Incorporation of the Corporation, or as otherwise provided by law, holders of Series A Preferred Shares shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Shares as set forth herein) for taking any corporate action.

(4) *Certain Restrictions.*

(i) Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred Shares as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on Series A Preferred Shares outstanding shall have been paid in full, the Corporation shall not:

(a) declare or pay dividends, or make any other distributions, on any shares of any class ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Shares;

(b) declare or pay dividends, or make any other distributions, on any shares of any class ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Shares, except dividends paid ratably on the Series A Preferred Shares and all such shares ranking on a parity with the Series A Preferred Shares on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(c) redeem or purchase or otherwise acquire for consideration shares of any class ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Shares, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Preferred Shares; or

(d) redeem or purchase or otherwise acquire for consideration any Series A Preferred Shares, or any shares of any class ranking on a parity with the Series A Preferred Shares, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(ii) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of the Corporation unless the Corporation could, under paragraph (i) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

(5) *Reacquired Shares.* Any Series A Preferred Shares purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued Serial Preferred Shares and may be reissued as part of a new series of Serial Preferred Shares subject to the conditions and restrictions on issuance set forth herein, in the Amended Articles of Incorporation, or in any other Certificate of Amendment creating a series of Serial Preferred Shares or any similar class of shares or as otherwise required by law.

(6) *Liquidation, Dissolution or Winding Up.* Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made (1) to the holders of shares of any class ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Shares, including the Common Shares, unless, prior thereto, the holders of Series A Preferred Shares shall have received $100 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, provided that the holders of Series A Preferred Shares shall be entitled to receive an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount to be distributed per share to holders of Common Shares, or (2) to the holders of shares of any class ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Shares, except distributions made ratably on the Series A Preferred Shares and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolutions or winding up. In the event that the Corporation shall at any time

declare or pay any dividend on the Common Shares payable in Common Shares, or effect a subdivision or combination or consolidation of the outstanding Common Shares (by reclassification or otherwise than by payment of a dividend in Common Shares) into a greater or lesser number of Common Shares, then in each such case the aggregate amount to which holders of Series A Preferred Shares were entitled immediately prior to such event under the proviso in clause (1) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of Common Shares outstanding immediately after such event and the denominator of which is the number of Common Shares that were outstanding immediately prior to such event.

(7) *Consolidation, Merger, etc.* In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the Common Shares are exchanged for or changed into other shares or securities, cash and/or other property, then in any such case each Series A Preferred Share shall at the same time be similarly exchanged or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount of shares, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each Common Share is changed or exchanged. In the event that the Corporation shall at any time declare or pay any dividend on the Common Shares payable in Common Shares, or effect a subdivision or combination or consolidation of the outstanding Common Shares (by reclassification or otherwise than by payment of a dividend in Common Shares) into a greater or lesser number of Common Shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of Series A Preferred Shares shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of Common Shares outstanding immediately after such event and the denominator of which is the number of Common Shares that were outstanding immediately prior to such event.

(8) *No Redemption.* The Series A Preferred Shares shall not be redeemable.

(9) *Rank.* The Series A Preferred Shares shall rank, with respect to the payment of dividends and the distribution of assets, on a parity with any other series of Serial Preferred Shares and shall rank junior to any series of any other class of preferred shares of the Corporation which by its terms is senior to the Serial Preferred Shares.

(10) *Amendment.* Subject to the provisions of Article FOURTH of the Amended Articles of Incorporation, the Amended Articles of Incorporation and the Code of Regulations of the Corporation shall not be amended, altered or repealed in any manner which would affect adversely the voting powers or any other rights or preferences of the holders of the Series A Preferred Shares so as to affect them adversely without the affirmative vote of the holders of at least a majority of the outstanding Series A Preferred Shares, voting together as a single class.

(d) *Series B Cumulative Redeemable Voting Preferred Stock*:

(1) *Designation; Number of Shares.* Fifty thousand (50,000) shares of the Serial Preferred Shares shall be designated as "Series B Cumulative Redeemable Voting Preferred Stock" (the "*Series B Preferred Stock*"), and such shares shall be without par value.

(2) *Rank.* The Series B Preferred Stock shall rank, with respect to the payment of dividends and rights upon liquidation, winding-up or dissolution, senior to (i) the Common Shares and (ii) each other class or series of Capital Stock of the Corporation the terms of which do not expressly provide that such class or series shall rank *pari passu* or senior to the Series B Preferred Stock with respect to the payment of dividends or rights upon liquidation, winding-up or dissolution (clauses (i) and (ii), collectively, the "*Junior Stock*"). The term "Junior Stock" shall include any warrants, options or other rights exercisable for, or convertible into, Junior Stock.

(3) *Dividends.*

(i) The holders of the Series B Preferred Stock shall be entitled to receive when, as and if declared by the Board of Directors, dividends on each share of Series B Preferred Stock at the Dividend Rate multiplied by the Liquidation Preference for one share of the Series B Preferred Stock. All dividends shall be cumulative, whether or not earned or declared, and whether or not sufficient funds are legally available in respect thereof, from the applicable Issue Date and shall compound to the extent not paid on the next succeeding Dividend Payment Date. Dividends on the Series B Preferred Stock shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year (each, a "*Dividend Payment Date*"), commencing on the first Dividend Payment Date immediately following the applicable Issue Date.

(ii) If any Dividend Payment Date shall occur on a day that is not a Business Day, then any dividends otherwise payable on such Dividend Payment Date shall be paid on the next succeeding Business Day. Dividends payable on any Dividend Payment Date shall be payable in arrears from the period beginning on and including the immediately preceding Dividend Payment Date (or if there is no immediately preceding Dividend Payment Date, beginning on and including the applicable Issue Date) to but excluding such Dividend Payment Date (the "*Dividend Period*"). Dividends payable on the Series B Preferred Stock for any period other than a full quarterly period shall be calculated on the basis of a 360-day year.

(iii) Dividends on the Series B Preferred Stock shall be paid to the holders of Series B Preferred Stock as their names shall appear on the stock transfer books of the Corporation. Dividends on the Series B Preferred Stock shall be payable to each holder of Series B Preferred Stock on each Dividend Payment Date, at the Corporation's option, either (a) in cash or (b) in fully paid and nonassessable shares of Series B Preferred Stock; *provided*, *however*, that the Corporation shall not pay such dividends in cash if such cash payment is prohibited under the terms of any Senior Indebtedness and/or Subordinated Indebtedness. Dividends payable in cash shall be paid when, as and if declared by the Board of Directors out of funds legally available therefor. Dividends payable in shares of Series B Preferred Stock shall be paid when, as and if declared by the Board of Directors and whether or not there are profits, surplus or other funds of the Corporation legally available therefor. Dividends payable in shares of Series B Preferred Stock shall be paid by issuing to each holder of Series B Preferred Stock that number of shares of Series B Preferred Stock that is equal to the quotient obtained by dividing (a) the aggregate dollar amount of dividends payable and/or in arrears on all shares of Series B Preferred Stock held by such holder on the date of payment of such dividends *by* (b) the Liquidation Preference in effect immediately after payment of such dividends. If a holder shall become entitled to any fractional shares of Series B Preferred Stock pursuant to the preceding sentence, in lieu of issuing any fractional share, the Corporation shall, at the Corporation's option, either (a) round up such number of shares to the next highest whole number or, (b) pay to such holder an amount in cash that is equal to the applicable fraction of the Liquidation Preference. Any shares of Series B Preferred Stock issued in payment of dividends pursuant to this subparagraph (d)(3) shall be entitled to all of the rights of the Series B Preferred Stock set forth under Article FOURTH paragraph (d) hereof.

(iv) In the event that any dividends for any Dividend Period are not paid in full on the applicable Dividend Payment Date, then on such Dividend Payment Date an amount equal to the amount of such dividends in arrears shall be added to the Liquidation Preference effective as of such Dividend Payment Date and additional dividends in respect thereof shall be paid thereafter at the Dividend Rate until such dividends in arrears have been paid in full. With respect to any dividends in arrears for any past Dividend Period (including any dividends payable and compounding thereon) such dividends, if paid in cash, may be declared and paid at any time, without reference to any regular Dividend Payment Date, pro rata (based on the number of shares of Series B Preferred Stock) to the holders of record of the Series B Preferred Stock on such record date, not more than forty-five (45) days prior to the payment thereof, as may be fixed by the Board of Directors. With respect to any dividends in arrears for any past Dividend Period (including any dividends payable and compounding thereon) such dividends, if paid in shares of Series B Preferred Stock, may only be paid effective as of a Dividend Payment Date.

(v) After every Dividend Payment Date for so long as there remains outstanding a number of shares of Series B Preferred Stock that equals or exceeds forty percent (40%) of the number of shares of Series B Preferred Stock issued on the Initial Issue Date, the Corporation shall, (a) within forty-five (45) days of such Dividend Payment Dates occurring on June 30, September 30 and December 31 and

(b) as soon as practicable, but no later than within ninety (90) days of such Dividend Payment Dates occurring on March 31, deliver to the holders of the Series B Preferred Stock a certificate duly executed by an authorized officer of the Corporation certifying the calculation of the Corporation's EBITDA for the EBITDA Test Period for such Dividend Payment Date.

(vi) No dividends in cash or other property shall be declared by the Board of Directors or paid or set apart for payment by the Corporation on any Junior Stock for any period, nor shall the Corporation or any subsidiary thereof effect any redemption or repurchase of Junior Stock, or distribution thereon unless fully compounded, cumulative dividends, plus (without duplication) any amounts added to the Liquidation Preference pursuant to subparagraph (d)(3)(iv) above have been, or are contemporaneously, declared and paid in full.

(4) *Liquidation Preference.*

(i) Subject to the rights of any Senior Stock and Parity Stock, upon any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, each holder of Series B Preferred Stock shall be entitled to payment out of the assets of the Corporation available for distribution of an amount equal to the aggregate Liquidation Preference of the shares of Series B Preferred Stock held by such holder, plus an amount equal to all dividends in arrears (at the applicable Dividend Rate) on such shares from and including the immediately preceding Dividend Payment Date to but excluding the date of liquidation, dissolution or winding up, before any distribution is made on any Junior Stock. After payment in full of the aggregate Liquidation Preference and all dividends in arrears to which holders of shares of Series B Preferred Stock are entitled, such holders shall not be entitled to any further participation in any distribution of the assets of the Corporation as a result of their ownership of Series B Preferred Stock. If, upon any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the amounts payable with respect to shares of Series B Preferred Stock are not paid in full, the holders of shares of Series B Preferred Stock shall share equally and ratably in any distribution of assets of the Corporation in proportion to the full Liquidation Preference, plus all dividends in arrears (at the applicable Dividend Rate), if any, to which each such holder is entitled.

(ii) A sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the Capital Stock or assets of the Corporation or a merger, consolidation or other transaction or series of related transactions (whether involving the Corporation or a subsidiary thereof) in which the Corporation's shareholders immediately prior to such transaction do not retain a majority of the voting power in the surviving entity shall be deemed to be a liquidation, dissolution or winding-up within the meaning of this subparagraph (d)(4)(i), unless the holders of a majority of the then-outstanding shares of Series B Preferred Stock affirmatively vote or consent in writing that such transaction shall not be treated as a liquidation, dissolution or winding-up within the meaning of subparagraph (d)(4)(i).

(5) *Voting Rights.*

In addition to any voting rights provided by law, the holders of shares of Series B Preferred Stock shall have the following voting rights:

(i) *General.* For so long as any shares of the Series B Preferred Stock remain outstanding, each share of Series B Preferred Stock shall entitle the holder thereof to vote on all matters voted on by holders of Common Shares, voting together with the Common Shares and all other Voting Shares as a single class at all annual, special and other meetings of the shareholders of the Corporation, or by written consent of the minimum number of shares required to take such action pursuant to Section 1701.54 of the Ohio General Corporation Law.

(ii) *Participatory Voting.* In any vote with respect to which holders of the Series B Preferred Stock shall vote with the holders of Common Shares (together with the other Voting Shares) as a single class with respect to any matter, each share of Series B Preferred Stock shall entitle the holder thereof to cast that number of votes equal to the quotient of (a) the product of (A) 1.0408, multiplied by (B) the total number of votes that may be cast by the holders of all Initial Issue Date Fully Diluted Voting

Shares as of the record date for such vote, divided by (b) the number of shares of Series B Preferred Stock issued on the Initial Issue Date.

(iii) *Class Voting.*   On any matter on which the holders of Series B Preferred Stock are entitled by law or under the Articles of Incorporation to vote separately as a class, including the provisions contained in subparagraph (d)(5)(iv) below, each such holder shall be entitled to one vote for each share held, and such matter shall be determined by a majority of the votes cast.

(iv) *Preferred Stock Directors.*

(a) For so long as there remains outstanding a number of shares of Series B Preferred Stock that equals or exceeds forty percent (40%) of the number of shares of Series B Preferred Stock issued on the Initial Issue Date, the holders of Series B Preferred Stock, voting separately as a class, shall have the exclusive right to elect that whole number of directors that constitutes a majority of members of the Board of Directors (each such director, a "*Preferred Stock Director*") at any special meeting of the holders of shares of Series B Preferred Stock called as hereinafter provided, at any annual meeting of shareholders held for the purpose of electing directors, and in any written consent of shareholders pursuant to Section 1701.54 of the Ohio General Corporation Law.

(b) The Preferred Stock Directors elected as provided herein shall serve until the next annual meeting or until their respective successors shall be elected and shall qualify. Any Preferred Stock Director may be removed with or without cause by, and shall not be removed other than by, the vote of the holders of a majority of the outstanding shares of Series B Preferred Stock, voting separately as a class, at a meeting duly called or by written consent in accordance with Section 1701.54 of the Ohio General Corporate Law. If any Preferred Stock Director shall be convicted of a felony involving moral turpitude, the holders of a majority of the outstanding shares of Series B Preferred Stock shall exercise their authority under this subparagraph (d)(5)(iv) to remove such Preferred Stock Director. If the office of any Preferred Stock Director becomes vacant by reason of death, resignation, retirement, disqualification or removal from office or otherwise, the remaining Preferred Stock Directors may elect a successor, or, alternatively, the holders of a majority of the outstanding shares of Series B Preferred Stock, voting separately as a class, at a meeting called for such purpose or by written consent in accordance with Section 1701.54 of the Ohio General Corporation Law may elect a successor. Any such successor shall hold office for the unexpired term in respect of which such vacancy occurred. Upon any termination of the right of the holders of Series B Preferred Stock to vote for and elect Preferred Stock Directors as herein provided, the Preferred Stock Directors then serving on the Board of Directors may continue to hold their office for the remainder of their term.

(c) At any time when such voting right shall be vested in the holders of shares of Series B Preferred Stock entitled to vote thereon, and if such right shall not already have been exercised, an officer of the Corporation shall, upon the written request of holders of record of twenty percent (20%) of the shares of such Series B Preferred Stock then outstanding addressed to the Secretary of the Corporation, call a special meeting of holders of shares of such Series B Preferred Stock. Such meeting shall be held at the earliest practicable date upon the notice required for annual meetings of shareholders at the place for holding annual meetings of shareholders of the Corporation or, if none, at a place designated by the Secretary of the Corporation. If such meeting shall not be called by the proper officers of the Corporation within thirty (30) days after the personal service of such written request upon the Secretary of the Corporation, or within thirty (30) days after mailing the same within the United States, by registered mail, addressed to the Secretary of the Corporation at its principal office (such mailing to be evidenced by the registry receipt issued by the postal authorities), then the holders of record of twenty percent (20%) of the shares of Series B Preferred Stock then outstanding may designate in writing any person to call such meeting at the expense of the Corporation, and such meeting may be called by such person so designated upon the notice required for annual meetings of shareholders and shall be held at the same place as is elsewhere provided in this paragraph. Any holder of shares of Series B Preferred Stock then outstanding that would be entitled to vote at such meeting shall have access to the stock books of the Corporation for the purpose of causing a meeting of shareholders to be called pursuant to the provisions of this paragraph. Notwithstanding the provisions of this paragraph, however, no such special meeting shall be called or held during a period within thirty (30) days immediately preceding the date fixed for the next annual meeting of shareholders.

(d) For so long as there remains outstanding a number of shares of Series B Preferred Stock that equals or exceeds forty percent (40%) of the number of shares of Series B Preferred Stock issued on the Initial Issue Date, the Code of Regulations of the Corporation shall contain no provisions that would restrict the exercise, by the holders of shares of the Series B Preferred Stock, of the right to elect directors as provided in this subparagraph (d)(5)(iv).

(6) *Protective Provisions.* So long as any shares of Series B Preferred Stock shall remaining outstanding, the Corporation shall not, without the affirmative vote or written consent of the holders of at least a majority of the issued and outstanding shares of Series B Preferred Stock, voting together as a separate class:

(i) amend, modify, alter or restate any provision of the Articles of Incorporation or the Code of Regulations in a manner that adversely alters, affects or changes the rights, preferences, privileges, powers of or restrictions provided for the benefit of the Series B Preferred Stock;

(ii) (a) merge or consolidate with one or more Persons or sell in excess of forty percent (40%) of the assets of the Corporation, (b) liquidate, dissolve, wind-up, recapitalize or reorganize the Corporation, (c) effect any material acquisition or series of acquisitions, joint venture or strategic alliance involving the Corporation, or (d) take any other corporate action similar to those set forth in clause (a), (b) or (c) above;

(iii) pay any dividends or distributions on, or make any other payment in respect of, the Capital Stock of the Corporation, except for dividends and distributions payable (a) on the Series B Preferred Stock pursuant to subparagraph (d)(3) hereof, (b) on any shares of Parity Stock or Senior Stock or (c) to the holders of Common Shares in the form of additional shares of Common Shares;

(iv) authorize, designate, sell or issue any Capital Stock or debt securities (other than, with respect to debt securities, any Senior Indebtedness) of the Corporation and/or its subsidiaries, except for (a) issuances after the Initial Issue Date of up to an aggregate of **[insert a number equal to 15% of the Fully Diluted Shares (as defined in the Securities Purchase Agreement)]** Common Shares upon exercise of Rights or Options granted to directors, officers or employees of the Corporation pursuant to the Option Plans, (b) issuances of Common Shares upon exercise of the Existing Warrants, (c) issuances of Common Shares upon exercise of the Purchaser Warrants and (d) issuances of Common Shares upon exercise of the Lender Warrants; or

(v) redeem or purchase any Capital Stock of the Corporation, except for (a) redemptions of Series B Preferred Stock pursuant to subparagraph (d)(7) hereof and (b) payments to any holder of the Lender Warrants or shares of Common Shares issuable upon exercise of the Lender Warrants, upon such holder's exercise of its right to require the Corporation to redeem or repurchase such Lender Warrants or such Common Shares.

(7) *Redemption at the Option of the Holders.*

(i) *Unconditional Redemption Event.* At any time or from time to time on or after the date on which any Unconditional Redemption Event shall have occurred, the Corporation shall, subject to having funds legally available therefor, redeem outstanding shares of Series B Preferred Stock at the Redemption Price upon receipt from the holders of at least a majority of the then-outstanding shares of Series B Preferred Stock of written notice (a "*Redemption Notice*") requesting redemption of all or any portion of the outstanding shares of Series B Preferred Stock. The Corporation shall give notice to each holder of Series B Preferred Stock if possible in advance of, but in any event within one (1) Business Day after, the occurrence of any such Unconditional Redemption Event.

(ii) *Conditional Redemption Event.* At any time or from time to time on or after the date on which any Conditional Redemption Event shall have occurred, the Corporation shall, subject to having funds legally available therefor, redeem outstanding shares of Series B Preferred Stock at the Redemption Price upon receipt from the holders of at least a majority of the then-outstanding shares of Series B Preferred Stock of a Redemption Notice requesting redemption of all or any portion of the outstanding shares of Series B Preferred Stock. The Corporation shall give notice to each holder of Series B Preferred Stock if possible in advance of, but in any event within one (1) Business Day after, the occurrence of any such Conditional Redemption Event.

(iii) *Redemption Procedures.*

(a) The process for effecting any redemption pursuant to this subparagraph (d)(7) shall be as follows:

(A) Within three (3) Business Days after the receipt of a Redemption Notice, the Corporation shall send to each holder of Series B Preferred Stock a written notice (the "*Corporation Notice*") which shall state (1) the number of shares of Series B Preferred Stock that are the subject of the applicable Redemption Notice, (2) the date (the "*Redemption Date*") as of which a redemption pursuant to this subparagraph (d)(7) shall be effected and (3) the date by which a holder may elect to join in the redemption pursuant to subparagraph (d)(7)(iii)(a)(B) below. The Redemption Date shall be a Business Day not less than thirty (30) days or more than forty-five (45) days following the date on which the related Corporation Notice is sent by the Corporation.

(B) Within five (5) Business Days after receipt of the Corporation Notice, each holder (each, a "*Redeeming Holder*") of Series B Preferred Stock wishing to redeem all or a portion of its Series B Preferred Stock may provide irrevocable written notice to the Corporation electing to include all or a portion of such holder's shares of Series B Preferred Stock in such Redemption Notice and stating the number of shares of Series B Preferred Stock to be so included (the "*Redemption Shares*"), and such Redemption Shares shall thereafter be deemed to be included in such Redemption Notice.

(C) Within fifteen (15) Business Days after receiving the Redemption Notice and at least seven (7) Business Days prior to the Redemption Date, the Corporation shall provide each Redeeming Holder with written notice (a "*Closing Notice*") stating (1) the Redemption Date, (2) the Redemption Price, (3) the place or places at which certificates representing shares of Series B Preferred Stock are to be surrendered for payment of the Redemption Price and (4) any other information that may be required by applicable law. No failure by the Corporation to give the Closing Notice, nor any defect therein or in the mailing thereof, shall relieve the Corporation from its obligation to redeem shares of Series B Preferred Stock pursuant to this subparagraph (d)(7).

(b) On or prior to the Redemption Date, each Redeeming Holder shall surrender the certificate or certificates representing its Redemption Shares to the Corporation in the manner and at the place designated in the Closing Notice, and the Redemption Price shall be payable to the order of the Person whose name appears on such certificate or certificates as the registered owner thereof.

(c) If the Redemption Price for all Redemption Shares is, on the Redemption Date, paid to the Redeeming Holders thereof or put aside for payment against delivery of the certificates representing the Series B Preferred Stock, then notwithstanding that any certificates evidencing such Redemption Shares shall not have been surrendered, dividends with respect to such Redemption Shares shall cease to accumulate after the Redemption Date and all rights with respect to such shares shall terminate after the Redemption Date, except for the right of the holders of the Redemption Shares to receive the Redemption Price without interest upon surrender of their certificate or certificates therefor.

(d) If on the Redemption Date the assets of the Corporation legally available to redeem the Redemption Shares shall be insufficient to redeem all outstanding shares of Redemption Shares to be redeemed at the Redemption Price, then (A) the Corporation shall redeem that number of Redemption Shares that may be redeemed with the assets of the Corporation legally available therefor pro rata among the Redeeming Holders and (B) any unredeemed Redemption Shares shall be carried forward and shall be redeemed at such time as funds are legally available therefor. All Redemption Shares that are subject to redemption under this subparagraph (d)(7) that have not been redeemed due to the insufficiency of legally available funds therefor shall, at the option of such Redeeming Holder, (1) continue to be outstanding and entitled to all dividends (which shall be payable at the applicable Dividend Rate plus three percent (3%)), liquidation, voting and other rights, preferences and privileges of the Series B Preferred Stock until such shares are redeemed, or (2) shall be redeemed in consideration of a promissory note payable on demand of the holder thereof bearing interest at rate equal to the then-current Dividend Rate and payable by the Corporation to such Redeeming Holder in the principal amount equal to the aggregate Liquidation Preference of the unredeemed Redemption Shares held by such Redeeming Holder, plus an amount equal to all dividends in arrears (at the applicable Dividend Rate) on such shares through the date of the promissory note.

(e) In the case of any redemption pursuant to this subparagraph (d)(7), the Corporation shall comply with all applicable requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws and regulations in connection with the redemption of Series B Preferred Stock. To the extent that the provisions of any applicable securities laws or regulations conflict with any of the provisions of this subparagraph (d)(7), the Corporation shall comply with such applicable securities laws and regulations and shall be deemed not to have breached its obligations under this subparagraph (d)(7).

(f) All shares of Series B Preferred Stock redeemed pursuant to this subparagraph (d)(7) shall be retired and shall be restored to the status of authorized and unissued shares of Serial Preferred Shares without designation as to series, and may thereafter be reissued as shares of Serial Preferred Shares.

(8) *Preemptive Rights.*

(i) Notwithstanding anything to the contrary contained in the Articles of Incorporation, after the Initial Issue Date, the Corporation shall not issue or sell any Capital Stock or debt securities (other than senior secured indebtedness) (such securities, the "*Newly Issued Securities*") unless prior to the issuance or sale of such Newly Issued Securities, each holder of Series B Preferred Stock shall have first been given the opportunity to purchase, on the same terms and conditions on which such Newly Issued Securities are proposed to be sold by the Corporation, that portion of such Newly Issued Securities that is equal to the product obtained by multiplying (a) fifty-one percent (51%) *by* (b) the quotient obtained by dividing (A) the number of outstanding shares of Series B Preferred Stock held by such holder *by* (B) the aggregate number of outstanding shares of Series B Preferred Stock (such holder's "*Proportionate Share*").

(ii) At least thirty (30) days prior to the issuance or sale by the Corporation of any Newly Issued Securities, the Corporation shall provide written notice thereof (the "*Preemptive Notice*") to each holder of Series B Preferred Stock stating (a) the name and address of the Person to whom the Corporation proposes to issue or sell such Newly Issued Securities, (b) the price, number and other terms of such Newly Issued Securities, (c) such holder's Proportionate Share of such Newly Issued Securities and (d) the period of time during which such holder may elect to purchase such holder's Proportionate Share of such Newly Issued Securities, which period shall extend for at least thirty (30) days following the receipt by such holder of the Preemptive Notice (the "*Preemptive Acceptance Period*").

(iii) Each holder of Series B Preferred Stock shall have the right to irrevocably elect to purchase such holder's Proportionate Share of any Newly Issued Securities by providing written notice of such election to the Corporation prior to the expiration of the Preemptive Acceptance Period (each, a "*Participating Holder*"). If after the expiration of the Preemptive Acceptance Period one or more holders of Series B Preferred Stock shall not have elected to purchase its Proportionate Share of such Newly Issued Securities (each, a "*Non-Participating Holder*"), then each Participating Holder shall be entitled to exercise an additional right to purchase, on a pro rata basis, such Newly Issued Securities not previously purchased.

(iv) After the conclusion of the Preemptive Acceptance Period, any Newly Issued Securities that are not purchased by the holders of Series B Preferred Stock in accordance with the provisions of this subparagraph (d)(8) may be sold by the Corporation, within a period of two (2) months after the expiration of such Preemptive Acceptance Period, to any other Person at such prices and upon such other terms and conditions that are no less favorable to the Corporation than those set forth in the Preemptive Notice.

(v) The term "Newly Issued Securities" shall not include (a) up to an aggregate of **[insert a number equal to 15% of the Fully Diluted Shares (as defined in the Securities Purchase Agreement)]** Common Shares issued or issuable after the Initial Issue Date upon exercise of Rights or Options granted to directors, officers or employees of the Corporation pursuant to the Option Plans, (b) Common Shares issuable upon exercise of the Existing Warrants, (c) Common Shares issuable upon exercise of the Purchaser Warrants, (d) Common Shares issuable upon exercise of the Lender Warrants, (e) Common Shares issuable upon conversion of Convertible Securities outstanding as of the Initial Issue Date and (f) shares of Series B Preferred Stock issued pursuant to the terms of Article FOURTH paragraph (d) hereof.

(9) *Transferability.* The Series B Preferred Stock may be sold, assigned or otherwise transferred only in its entirety to one purchaser in a single transaction. Any other sale, assignment or other transfer shall be subject to the written consent of the Corporation acting through a committee of Disinterested Board Members, which consent shall not be unreasonably withheld. If the Corporation (acting through a committee of Disinterested Board Members) expressly consents in writing to all future transfers of the Series B Preferred Stock, then such consent shall be irrevocable and shall be binding on the Corporation at all times after such consent.

(10) *Replacement Certificates.* If any certificate evidencing Series B Preferred Stock is mutilated, lost, stolen or destroyed, the Corporation shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for such certificate, a new certificate, but only upon receipt of an affidavit of loss and indemnity agreement reasonably satisfactory to the Corporation evidencing such loss, theft or destruction and customary and reasonable indemnity.

(11) *Notice* Except as may otherwise be provided for herein, all notices referred to herein shall be in writing, and all notices hereunder shall be deemed to have been given upon the earlier of receipt of such notice or three (3) Business Days after the mailing of such notice if sent by registered mail (unless first-class mail shall be specifically permitted for such notice under the terms hereof) with postage prepaid, addressed: if to the Corporation, to its offices at 1090 Enterprise Drive, Medina, Ohio 44256, Attention: Secretary or to an agent of the Corporation designated as permitted by the Articles of Incorporation, or, if to any holder of Series B Preferred Stock, to such holder at the address of such holder as listed in the stock record books of the Corporation (which may include the records of any transfer agent for the Series B Preferred Stock), or to such other address as the Corporation or holder, as the case may be, shall have designated by notice similarly given.

(12) *Definitions* Unless otherwise expressly provided in this Article FOURTH paragraph (d) or the context otherwise requires, the following terms shall have the following meanings:

"*Article of Incorporation*" shall mean the Amended and Restated Articles of Incorporation of the Corporation.

"*Board of Directors*" shall mean the Board of Directors of the Corporation, including any committees thereof.

"*Business Day*" shall mean any date other than a Saturday, Sunday, public holiday under the laws of the State of New York or any other day on which banking institutions are authorized to close in New York City.

"*Capital Stock*" of any Person shall mean any and all shares, interests, participations or other equivalents (however designated and whether voting or non-voting) of corporate stock or other equity participations, including, without limitation, partnership interests, whether general or limited, and limited liability company interests, of such Person and any warrants, options or other rights to acquire any equity interest in such Person.

"*Closing Notice*" shall have the meaning set forth in Article FOURTH subparagraph (d)(7)(iii)(a)(C) hereof.

"*Code of Regulations*" shall mean the Amended and Restated Code of Regulations of the Corporation.

"*Common Shares*" shall mean the Common Shares, without par value, of the Corporation, the terms of which are set forth in Article FOURTH paragraph (a) hereof.

"*Conditional Redemption Event*" shall mean, with respect to the Corporation, the occurrence of any of the following:

(i) any "person" or "group" (as such terms are used in Section 13(d) and Section 14(d) of the Exchange Act or any successor provisions thereto, and including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act, except that a person will be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of twenty percent (20%) or more of the total voting power of the Voting Stock of the Corporation, other than through the ownership or acquisition of shares of the Series B Preferred Stock, the Purchaser Warrants and/or Common Shares issuable upon exercise of the Purchaser Warrants (if such Common Shares were acquired by an underwriter with a view towards distribution in an underwritten public offering or by any Person in a "block sale" or privately negotiated transaction);

(ii) the Corporation consolidates or merges with or into any other Person, other than a consolidation or merger under a transaction in which the outstanding Voting Stock of the Corporation remains outstanding or is changed into or exchanged for cash, securities or other property with the effect that the beneficial owners of the Corporation's outstanding Voting Stock immediately before that transaction, beneficially own, directly or indirectly, less than eighty percent (80%) of the Voting Stock, measured by voting power rather than number of shares, of the surviving Person immediately following that transaction;

(iii) the sale, transfer, assignment, lease, conveyance or other disposition, directly or indirectly and in one (1) or a series of transactions, of (a) in excess of twenty percent (20%) of the assets of the Corporation and/or its subsidiaries considered as a whole or (b) assets of the Corporation and/or its subsidiaries resulting in aggregate net proceeds to the Corporation and its subsidiaries considered as a whole in excess of $20,000,000; or

(iv) the aggregate amount of Corporation Indebtedness shall be greater than zero ($0) but equal to or less than $2,000,000.

Notwithstanding any of the foregoing, none of the above shall be deemed to be a "Conditional Redemption Event" without the prior consent of the agent for, or the holders of a majority of, any Senior Indebtedness and/or Subordinated Indebtedness outstanding on the date of the relevant occurrence.

"*Convertible Securities*" shall mean stock or other securities convertible into or exchangeable for shares of Common Shares.

"*Corporation Indebtedness*" shall mean, as of any date, the aggregate amount of all outstanding Senior Indebtedness, Subordinated Indebtedness and other unsecured indebtedness for money borrowed (which shall exclude all capital lease obligations, trade payables and other liabilities incurred by the Corporation in the ordinary course of its business) of the Corporation.

"*Corporation Notice*" shall have the meaning set forth in Article FOURTH subparagraph (d)(7)(iii)(a)(A) hereof.

"*CorrPro Investments*" shall mean CorrPro Investments, LLC, a Delaware limited liability company.

"*Disinterested Board Member*" shall mean a member of the Board of Directors that is not an officer, director, member or employee of CorrPro Investments or its Affiliates (other than the Corporation or its subsidiaries).

"*Dividend Payment Date*" shall have the meaning set forth in Article FOURTH subparagraph (d)(3)(i) hereof.

"*Dividend Period*" shall have the meaning set forth in Article FOURTH subparagraph (d)(3)(i) hereof.

"*Dividend Rate*" shall mean with respect to each Dividend Payment Date, an annual rate of 13.5%; *provided*, *however*, that the Dividend Rate shall be increased to an annual rate of 16.5% for each and every Dividend Period that immediately follows a Dividend Payment Date for which there has occurred an EBITDA Test Failure.

"*EBITDA*" shall mean, with respect to any period, the sum of (i) the consolidated net income (or net loss) for such period of the Corporation and its subsidiaries, *plus* (ii) all amounts treated as interest expense, *plus* (iii) all depreciation, amortization and other similar non-cash charges to the extent included in the determination of such net income (or loss), *plus* (iv) all taxes whether paid or accrued on, or measured by, income to the extent included in the determination of such net income (or loss), *plus* (v) any charges against income as the result of the accounting treatment of the Series B Preferred Stock, all in accordance with GAAP, *plus* (vi) any amounts paid in cash by the Corporation for services rendered pursuant to the Services Agreement; *provided*, *however*, that for purposes of computing EBITDA for any applicable period, the consolidated net income (or loss) of the Corporation and its subsidiaries shall not include any non-recurring gains (or losses) of the Corporation and its subsidiaries resulting from any marked-to-market adjustments to the valuation of any outstanding securities of the Corporation, including, if applicable, the Existing Warrants, the Lender Warrants and the Purchaser Warrants; and *provided*, *further*, that for purposes of computing EBITDA for any applicable period, the consolidated net income (or loss) of the Corporation and its subsidiaries shall not include any non-recurring gains (or losses) of the Corporation and its subsidiaries. An example of the calculation of, and adjustments with respect to, EBITDA for the twelve (12) months ended September 30, 2003 is set forth on Schedule A hereto.

"*EBITDA Test Failure*" shall mean, for any Dividend Payment Date, the failure by the Corporation to have EBITDA for the EBITDA Test Period for such Dividend Payment Date equal to or in excess of $12,000,000.

"*EBITDA Test Period*" shall mean, for any Dividend Payment Date, the twelve (12) full months ending on such Dividend Payment Date.

"*Exchange Act*" shall mean the Securities Exchange Act of 1934, as amended.

"*Existing Warrants*" shall mean (i) that certain Common Stock Purchase Warrant, dated as of September 23, 2002, issued to Bank One, N.A. by the Corporation and (ii) that certain Common Stock Purchase Warrant, dated as of September 23, 2002, issued to The Prudential Insurance Company of America by the Corporation.

"*GAAP*" shall mean generally accepted accounting principles in effect within the United States, consistently applied.

"*Initial Issue Date*" shall mean the date on which the first share of Series B Preferred Stock was issued by the Corporation.

"*Initial Issue Date Fully Diluted Voting Shares*" shall mean (i) all Common Shares outstanding at the close of business on the Initial Issue Date (including any stock splits, stock dividends, recapitalizations and similar events thereon or thereof), (ii) up to an aggregate of **[insert a number equal to 15% of the Fully Diluted Shares (as defined in the Securities Purchase Agreement)]** Common Shares to be issued after the Initial Issue Date upon exercise of Rights or Options granted to directors, officers or employees of the Corporation pursuant to the Option Plans, (iii) Common Shares to be issued upon exercise of the Existing Warrants, (iv) Common Shares to be issued upon exercise of the Purchaser Warrants and (v) Common Shares to be issued upon exercise of the Lender Warrants.

"*Issue Date*" shall mean, with respect to any share of Series B Preferred Stock, the date on which such share of Series B Preferred Stock was first issued by the Corporation.

"*Junior Stock*" shall have the meaning set forth in Article FOURTH subparagraph (d)(2) hereof.

"*Lender Warrants*" shall mean the detachable warrants to be issued and sold by the Corporation to the holders of Subordinated Indebtedness.

"*Liquidation Preference*" shall mean $1,000.00 per share of Series B Preferred Stock, subject to adjustment as set forth in Article FOURTH subparagraph (d)(3)(iv) hereof.

"*Newly Issued Securities*" shall have the meaning set forth in Article FOURTH subparagraph (d)(8)(i) hereof.

"*Non-Participating Holder*" shall have the meaning set forth in Article FOURTH subparagraph (d)(8)(iii) hereof.

"*Option Plans*" shall mean (i) the 1997 Long-Term Incentive Plan of the Corporation, (ii) the 1997 Non-Employee Directors' Stock Option Plan of the Corporation, and (iii) any other stock option plan for the directors, officers and/or employees of the Corporation adopted by the Board of Directors and, to the extent required by applicable law, approved by the shareholders of the Corporation.

"*Original Warrant*" shall mean the detachable warrants to be issued and sold by the Corporation to CorrPro Investments pursuant to the terms of the Securities Purchase Agreement.

"*Parity Stock*" shall mean each class or series of Capital Stock the terms of which provide that such class or series shall rank on a parity with the Series B Preferred Stock as to the payment of dividends or distributions upon liquidation, dissolution or winding-up of the Corporation. Parity Stock shall include any warrants, options or other rights exercisable for, or convertible into, Parity Stock.

"*Participating Holder*" shall have the meaning set forth in Article FOURTH subparagraph (d)(8)(iii).

"*Pending Change of Control*" shall mean a Change of Control for which substantial steps are being taken or formal discussions are being made by the Corporation and a third party.

"*Person*" shall mean any individual, corporation, association, partnership, limited liability company, joint venture, trust, estate or other entity.

"*Preemptive Acceptance Period*" shall have the meaning set forth in Article FOURTH subparagraph (d)(8)(ii) hereof.

"*Preemptive Notice*" shall have the meaning set forth in Article FOURTH subparagraph (d)(8)(ii) hereof.

"*Preferred Stock Director*" shall have the meaning set forth in Article FOURTH subparagraph (d)(5)(v) hereof.

"*Proportionate Share*" shall have the meaning set forth in Article FOURTH subparagraph (d)(8)(i) hereof.

"*Purchaser Warrants*" shall mean the Original Warrant and all warrants issued upon transfer, division, or combination of, or in substitution of, the Original Warrant or any other such warrants.

"*Redeeming Holder*" shall have the meaning set forth in Article FOURTH subparagraph (d)(7)(iii)(a)(B) hereof.

"*Redemption Date*" shall have the meaning set forth in Article FOURTH subparagraph (d)(7)(iii)(a)(A) hereof.

"*Redemption Notice*" shall have the meaning set forth in Article FOURTH subparagraph (d)(7)(i) hereof.

"*Redemption Price*" shall mean a price per share of Series B Preferred Stock that is equal to the Liquidation Preference, plus an amount equal to all dividends in arrears (at the applicable Dividend Rate) on such share from and including the immediately preceding Dividend Payment Date to but excluding the Redemption Date.

"*Redemption Shares*" shall have the meaning set forth in Article FOURTH subparagraph (d)(7)(iii)(a)(B) hereof.

"*Rights or Options*" shall mean warrants, options or other rights to purchase or acquire shares of Common Shares or Convertible Securities.

"*Securities Purchase Agreement*" shall mean that certain Securities Purchase Agreement, dated as of December 15, 2003, by and between CorrPro Investments and the Corporation.

"*Senior Indebtedness*" shall mean (i) the Master Credit Facility consisting of a proposed revolving credit line and a term loan from CapitalSource Finance LLC to the Corporation, upon substantially the terms as set forth in that certain Binding Commitment Letter, dated December 15, 2003, by and between CapitalSource Finance LLC and the Corporation, including any amendments thereto or refinancings thereof, and (ii) any other senior secured indebtedness incurred by, or issued by, the Corporation and/or its subsidiaries (which shall exclude all capital lease obligations, trade payables and other liabilities incurred by the Corporation in the ordinary course of its business).

"*Senior Stock*" shall mean each class or series of Capital Stock the terms of which provide that such class or series shall rank senior to the Series B Preferred Stock with respect to the payment of dividends or distributions upon liquidation, dissolution or winding-up of the Corporation. Senior Stock shall include any warrants, options or other rights exercisable for, or convertible into, Senior Stock.

"*Serial Preferred Shares*" shall mean the Serial Preferred Shares, without par value, of the Corporation, the terms of which are set forth in Article FOURTH paragraph (b) hereof.

"*Series B Preferred Stock*" shall have the meaning set forth in Article FOURTH subparagraph (d)(1) hereof.

"*Services Agreement*" shall mean that certain Services Agreement to be entered into by and between Wingate Partners III, L.P. and the Corporation, as contemplated by the terms and conditions of the Securities Purchase Agreement.

"*Subordinated Indebtedness*" shall mean (i) the Senior Secured Subordinated Notes of the Corporation issued to American Capital Strategies, Ltd. upon substantially the terms as set forth in that certain Binding Commitment Letter, dated December 15, 2003, by and between American Capital

Strategies, Ltd. and the Corporation, including any amendments thereto or refinancings thereof, and (ii) any other secured subordinated indebtedness issued by, or incurred by, the Corporation and/or its subsidiaries (which shall exclude all capital lease obligations, trade payables and other liabilities incurred by the Corporation in the ordinary course of its business).

"*Unconditional Redemption Event*" shall mean, with respect to the Corporation, the occurrence of any of the following:

(i) any change in beneficial ownership, merger, consolidation, sale, transfer, assignment, lease, conveyance or other disposition of assets, or other similar type of event shall have occurred that constitutes a "change of control" or similar termed event, or a breach or other triggering event, under the terms of any Senior Indebtedness and/or Subordinated Indebtedness;

(ii) the sale or disposition of assets of the Corporation or its subsidiaries that constitutes a "sale of assets" or similar termed event, or a breach or other triggering event, under the terms of any Senior Indebtedness and/or Subordinated Indebtedness;

(iii) the acceleration of any amounts due under any Senior Indebtedness;

(iv) the acceleration of any amounts due under any Subordinated Indebtedness;

(v) the Corporation shall issue or sell any equity securities of the Corporation or any of its subsidiaries (including, without limitation, any type of preferred stock) in a public or private offering resulting in aggregate net proceeds to the Corporation and its subsidiaries considered as a whole (when aggregated with all prior offerings after the Initial Issue Date) in excess of $20,000,000;

(vi) any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary;

(vii) an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (a) relief in respect of the Corporation, or of a substantial part of its property or assets, under federal or state bankruptcy, insolvency, receivership or similar law, (b) the appointment of a receiver, trustee, custodian, conservator or similar official for the Corporation, or for a substantial part of its property or assets, and such proceeding or petition shall continue undismissed for sixty (60) days, or an order or decree approving or ordering any of the foregoing shall be entered; or

(viii) the Corporation shall (a) voluntarily commence any proceeding or file any petition seeking relief under any federal or state bankruptcy, insolvency, receivership or similar law, (b) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in clause (vi) above, (c) apply for or consent to the appointment of a receiver, trustee, custodian, conservator or similar official for the Corporation, or for a substantial part of its property or assets, (d) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (e) make a general assignment for the benefit of its creditors, (f) become unable, admit in writing its inability or fail generally, to pay its debts as they become due or (vii) take any action for the purpose of effecting any of the foregoing; or

(ix) the amount of outstanding Corporation Indebtedness shall be equal to zero ($0).

"*Voting Shares*" shall mean the Common Shares and all securities of the Corporation that are entitled to vote as a single class with the Common Shares.

"*Voting Stock*" of any Person shall mean Capital Stock of such Person which ordinarily has voting power for the election of directors, or persons performing similar functions, of such Person, whether at all times or only for so long as no senior class of securities has such voting power by reason of any contingency.

FIFTH: The amount of stated capital with which the Corporation will begin business shall be less than $500.

SIXTH: To the extent permitted by law, the Corporation, by action of its Board of Directors, may purchase or otherwise acquire shares in the open market or at private or public sales of any class issued by it at such times, for such consideration and upon such terms and conditions as its Board of Directors may determine, and the Board of Directors is hereby empowered to authorize such purchase or acquisition without any vote of the holders of any class of shares now or hereafter authorized and outstanding at the time of any such purchase, subject, however, to such limitation or restriction, if any, as is contained in the express terms of any class of shares of the Corporation outstanding at the time of such purchase or acquisition.

SEVENTH: Except as otherwise provided in these Amended and Restated Articles of Incorporation, notwithstanding any provision in Section 1701.01 to 1701.98, inclusive, of the Ohio Revised Code, now or hereafter in effect, requiring for any purpose the vote, consent, waiver or release of the holders of a designated proportion (but less than all) of the shares of the Corporation or of any particular class or classes of shares, as the case may be, the vote, consent, waiver or release of the holders of shares entitling them to exercise a majority of the voting power of the shares of the Corporation or of any class or classes of shares, as the case may be, shall be required and sufficient for any such purpose.

EIGHTH: Except with respect to the Series B Preferred Stock as set forth in Article FOURTH paragraph (d), the pre-emptive right to purchase additional shares or other securities of the Corporation is expressly denied to all shareholders of all classes.

NINTH: The right of shareholders to vote cumulatively in the election of Directors of the Corporation is expressly denied to all shareholders of all classes.

TENTH: Section 1701.831 of the Ohio Revised Code shall not apply to control share acquisitions of shares of the Corporation.

ELEVENTH: These Amended and Restated Articles of Incorporation shall take the place of and supersede the Corporation's existing Amended and Restated Articles of Incorporation.

Adjusted EBITDA

(Corrpro Companies, Inc. and its Consolidated Subsidiaries)

	Twelve Months Ended September 30, 2003 (in thousands)
Reported	
Operating Income	$ 6,634
Depreciation/Amortization	2,026
EBITDA	8,660
Management Adjustments	
Roland Berger	(41)
Nightingale	5
Alix Partners	287
Carl Marks	1,260
Australia Professional Fees	111
Dickinson Wright	66
Hahn Loeser Parks	219
Weil Gotshal & Manges	27
Shiff Hardin & White	6
Shareholder Lawsuit	98
Australia Loss (Make-whole Winca, Int'l Supplier)	97
Loss on Taiwan Assets	211
Loss on Sale of Chicago Building	10
Venezuela Operating Losses Prior to Closure	45
UK Loss on WW Gulf (MiddleEast JV in Foundry)	78
UK-CTA	177
Gain on Australia Intercompany Debt	(492)
Unfunded Pension Accrual-UK	1,355
Severance Costs	81
UK Divestiture Costs	54
Purchase Price Variance	—
Accrued Litigation Baltimore Aquarium	119
Expense Accrual for Louisiana Lawsuit	50
Inventory Shrink Reserve	143
Directors Fees – Special Committee Only	44
Fringe on Government Contracts	75
Capital Inventory Variance	17
Increase IBNR Medical Accrual	—
Reserve Litigation Reserve Related to Michigan	(225)
Lack of Accrued Pension for CEO	(74)
Adjusted EBITDA at September 30, 2003	$12,463

**CODE OF REGULATIONS OF
CORRPRO COMPANIES, INC.**

**ADOPTED FEBRUARY 4, 1984
AMENDED JUNE 15, 1990**

**AMENDED AND RESTATED
AS OF SEPTEMBER 27, 1993**

**AMENDED AND RESTATED
AS OF JANUARY   , 2004**

ARTICLE I

FISCAL YEAR

The fiscal year of the Corporation shall be March 31, or such other period as the Board of Directors may designate by resolution.

ARTICLE II

SHARES

SECTION 2.1 *Certificates.* Certificates for shares, certifying the number of fully paid shares owned, shall be issued to each shareholder in such form as shall be approved by the Board of Directors. Such certificates shall be signed by the chairman of the board, president or a vice president and by the secretary or an assistant secretary or the treasurer or an assistant treasurer; provided, however, that if such certificates are countersigned by a transfer agent and/or registrar, the signatures of any of said officers and the seal of the Corporation upon such certificates may be facsimiles, engraved, stamped or printed. If any officer or officers, who shall have signed, or whose facsimile signature shall have been used, printed or stamped on any certificate or certificates for shares, shall cease to be such officer or officers, because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates, if authenticated by the endorsement thereon of the signature of a transfer agent or registrar, shall nevertheless be conclusively deemed to have been adopted by the Corporation by the use and delivery thereof and shall be as effective in all respects as though signed by a duly elected, qualified and authorized officer or officers, and as though the person or persons who signed such certificate or certificates, or whose facsimile signature or signatures shall have been used thereon, had not ceased to be an officer or officers of the Corporation.

SECTION 2.2 *Registration of Transfer.* Any certificate for shares of the Corporation shall be transferable in person or by written power of attorney upon the surrender thereof to the Corporation or any transfer agent therefor (for the class of shares represented by the certificate surrendered) properly endorsed for transfer and accompanied by such assurances as the Corporation or such transfer agent may require as to the genuineness and effectiveness of each necessary endorsement.

SECTION 2.3 *Lost, Destroyed or Stolen Certificates.* A new share certificate or certificates may be issued in place of any certificate theretofore issued by the Corporation which is alleged to have been lost, destroyed or wrongfully taken upon (i) the execution and delivery to the Corporation by the person claiming the certificate to have been lost, destroyed or wrongfully taken of an affidavit of that fact, specifying whether or not, at the time of such alleged loss, destruction or taking, the certificate was endorsed, and (ii) if required, the furnishing to the Corporation (and its registrar or registrars and its transfer agent or agents, if any) a bond of indemnity, in such form and with one or more sureties satisfactory to the Board and to all transfer agents and registrars of the class of shares represented by the certificate against any and all losses, damages, costs, expenses or liabilities to which they or any of them may be subjected by reason of the issue and delivery of such new certificate or certificates or in respect of the original certificate.

SECTION 2.4 *Registered Shareholders.*   A person in whose name shares are of record on the books of the Corporation shall conclusively be deemed the unqualified owner and holder thereof for all purposes and to have capacity to exercise all rights of ownership. Neither the Corporation nor any transfer agent of the Corporation shall be bound to recognize any equitable interest in or claim to such shares on the part of any other person, whether disclosed upon such certificate or otherwise, nor shall they be obliged to see to the execution of any trust or obligation.

ARTICLE III

SHAREHOLDERS

SECTION 3.1 *Annual Meeting.*   The annual meeting of shareholders shall be held at such time and on such date after the annual financial statements of the Corporation have been prepared as may be fixed by the Board of Directors and stated in the notice of the meeting, for the election of directors, the consideration of reports to be laid before such meeting and the transaction of such other business as may properly come before the meeting. Upon due notice there may also be considered and acted upon at an annual meeting any matter which could properly be considered and acted upon at a special meeting, in which case and for which purpose the annual meeting shall also be considered as, and shall be, a special meeting. In the event that the annual meeting is not held or if directors are not elected thereat, a special meeting may be called and held for that purpose.

SECTION 3.2 *Special Meeting.*   Special meetings of the shareholders shall be called upon the written request of the chairman of the board, the president, the directors by action at a meeting, a majority of the directors acting without a meeting, the holders of at least a majority of the outstanding capital stock of the Corporation entitled to vote thereat, or the holders of at least twenty percent (20%) of the outstanding shares of Series B Preferred Stock, as set forth in the Amended and Restated Articles of Incorporation of the Corporation (the ''Articles''). Calls for such meetings shall specify the purposes thereof. No business other than that specified in the call shall be considered at any special meeting.

SECTION 3.3 *Shareholder Proposals.*   While the Corporation is subject to the reporting requirements of Section 12 of the Securities Exchange Act of 1934, as amended, no proposal, resolution, amendment to any proposal or resolution, or nomination, other than procedural matters relating to the conduct of the meeting, shall be considered at a meeting of the shareholders (including any adjournments) unless the matter has been set forth in a proxy statement or information statement furnished to the shareholders in connection with the meeting in compliance with the requirements of Section 14 of the Securities Exchange Act of 1934, as amended, and the rules, regulations and schedules promulgated thereunder.

SECTION 3.4 *Notice of Meeting and Waiver of Notice.*   Written notice of the time, place and purposes of any meeting of shareholders shall be given to each shareholder entitled thereto not less than ten (10) days nor more than sixty (60) days before the date fixed for the meeting and as prescribed by law. Such notice shall be given either by personal delivery or mailed to each shareholder entitled to notice of or to vote at such meeting. If such notice is mailed, it shall be directed, postage prepaid, to the shareholders at their respective addresses as they appear upon the records of the Corporation, and notice shall be deemed to have been given on the day so mailed. If any meeting is adjourned to another time or place, no notice as to such adjourned meeting need be given other than by announcement at the meeting at which such an adjournment is taken. No business shall be transacted at any such adjourned meeting except as might have been lawfully transacted at the meeting at which such adjournment was taken. All notices with respect to any shares to which persons are entitled by joint or common ownership may be given to that one of such persons who is named first upon the books of the Corporation, and notice so given shall be sufficient notice to all the holders of such shares. Notice of any meeting, however, may be waived in writing by any shareholder either before or after any meeting of shareholders, or by attendance at such meeting without protest prior to the commencement thereof.

SECTION 3.5 *Shareholders Entitled to Notice and to Vote.*   If a record date shall not be fixed or the books of the Corporation shall not be closed against transfers of shares pursuant to statutory authority, the record date for the determination of shareholders entitled to notice of or to vote at any meeting of shareholders shall be the close of business on the twentieth day prior to the date of the meeting and only shareholders of record at such record date shall be entitled to notice of and to vote at such meeting. Such record date shall continue to be the record date for all adjournments of such meeting unless a new record date shall be fixed and notice thereof and of the date of the adjourned meeting be given to all shareholders entitled to notice in accordance with the new record date so fixed.

SECTION 3.6 *Place of Meetings.* Meetings of shareholders shall be held at the principal office of the Corporation unless the Board of Directors determines that a meeting shall be held at some other place within or without the State of Ohio and causes the notice thereof to so state.

SECTION 3.7 *Quorum.* At any meeting of shareholders, the holders of shares entitling them to exercise a majority of the voting power of the Corporation entitled to vote at any meeting, present in person or by proxy, shall constitute a quorum for the transaction of business to be considered at such meeting; provided, however, that no action required by law, by the Articles, or these Regulations to be authorized or taken by the holders of a designated proportion of the shares of any particular class or of each class may be authorized or taken by a lesser proportion. Shareholders present in person or by proxy, whether or not a quorum is present, may adjourn such meeting from time to time without notice other than by announcement of the meeting.

SECTION 3.8 *Voting.* Except as provided by statute or in the Articles, every shareholder entitled to vote shall be entitled to cast one vote for each proposal submitted to the meeting for each share held of record by him on the record date for the determination of the shareholders entitled to vote at the meeting. At any meeting at which a quorum is present, all questions and business which may come before the meeting shall be determined by a majority of votes cast, except when a greater proportion is required by law, the Articles, or these Regulations.

SECTION 3.9 *Proxies.* A person who is entitled to attend a shareholders' meeting, to vote thereat, or to execute consents, waivers and releases, may be represented at such meeting or vote thereat, and execute consents, waivers and releases, and exercise any of his rights, by proxy or proxies appointed by a writing signed by such person, or by his duly authorized attorney, as provided by the laws of the State of Ohio.

SECTION 3.10 *Order of Business.* The order of business at all meetings of the shareholders shall be as determined by the chairman of the meeting.

SECTION 3.11 *Organization of Meetings.* The chairman of the board, or, if no chairman of the board has been elected or in his absence, the president, or in the absence of both of them, a vice president of the Corporation shall call all meetings of the shareholders to order and shall act as chairman thereof. If all are absent, the shareholders shall select a chairman.

SECTION 3.12 *Minutes.* The secretary of the Corporation, or, in his absence, an assistant secretary, or, in the absence of both, a person appointed by the chairman of the meeting, shall act as secretary of the meeting and shall keep and make a record of the proceedings thereat.

SECTION 3.13 *List of Shareholders.* At any meeting of shareholders a list of shareholders, alphabetically arranged, showing the number and classes of shares held by each on the record date applicable to such meeting shall be produced on the request of any shareholder.

SECTION 3.14 *Action of Shareholders Without a Meeting.* Any action which may be taken at a meeting of shareholders may be taken without a meeting if authorized by a writing or writings signed by all of the holders of shares who would be entitled to notice of a meeting for such purpose, which writing or writings shall be filed or entered upon the records of the Corporation.

ARTICLE IV

DIRECTORS

SECTION 4.1 *General Powers.* The business, power and authority of this Corporation shall be exercised, conducted and controlled by a Board of Directors, except where the law, the Articles or these Regulations require action to be authorized or taken by the shareholders.

SECTION 4.2 *Number.* The number of directors shall be seven (7). The number of directors may be increased or decreased by action of the Board of Directors upon the vote of a majority of the directors, but in no event shall the number of directors be less than seven (7).

SECTION 4.3 *Election.* Except as otherwise provided in the Articles with respect to the election of Preferred Stock Directors (as defined in the Articles), the directors shall be elected at the annual meeting of shareholders, or if not so elected, at a special meeting of shareholders called for that purpose. At any meeting of shareholders at which directors are to be elected, only persons nominated as candidates shall be eligible for election, and the candidates receiving the greatest number of votes shall be elected. Except as otherwise provided in the Articles with respect to the election of Preferred Stock Directors, any shareholder may nominate any person as a director, provided that such nomination is made in writing and in accordance with the procedure set forth in Section 3.3 of these Regulations.

SECTION 4.4 *Tenure of Office.* The term of office of each director shall be until the next annual meeting following their election, and the directors shall hold office for the respective terms to which elected or until their respective successors are elected and qualified, subject only to prior resignation, death or removal from office. Except as otherwise provided in the Articles with respect to the removal of a Preferred Stock Director, directors shall be subject to removal as provided by statute or by other lawful procedures and nothing herein shall be construed to prevent the removal of any or all directors in accordance therewith.

SECTION 4.5 *Resignation.* A resignation from the Board of Directors shall be deemed to take effect immediately upon its being received by an incumbent corporate officer other than an officer who is also the resigning director, unless such other time is specified therein.

SECTION 4.6 *Qualification.* Directors need not be shareholders of the Corporation.

SECTION 4.7 *Vacancy.* Except as otherwise provided in the Articles with respect to a vacancy of the office of any Preferred Stock Director, in the event of any vacancy in the Board of Directors for any cause, the remaining directors may, by a vote of a majority of their number, fill any such vacancy for the unexpired term. Section 4.8 — Meetings. A regular meeting of the Board of Directors shall be held immediately following the adjournment of the annual meeting of the shareholders or a special meeting of the shareholders at which directors are elected. The holding of such shareholders' meeting shall constitute notice of such directors' meeting and such meeting may be held without further notice. Other regular meeting shall be held at such other times and places as may be fixed by the directors. Special meetings of the Board of Directors may be held at any time upon call of the chairman of the board, the president or any two directors. Any meeting of directors may be held at any place within or without the State of Ohio in person and/or through any communications equipment if all persons participating in the meeting can hear each other.

SECTION 4.9 *Notice of Meeting.* Notice of the time and place of any regular or special meeting of the Board of Directors (other than the regular meeting of directors following the adjournment of the annual meeting of the shareholders or following any special meeting of the shareholders at which directors are elected) shall be given to each director by personal delivery, telephone, mail, telegram or cablegram at least forty-eight (48) hours before the meeting, which notice need not specify the purpose of the meeting. Such notice, however, may be waived in writing by any director either before or after any such meeting, or by attendance at such meeting (including attendance (presence) by means of participation through any communications equipment as above provided) without protest prior to the commencement thereof.

SECTION 4.10 *Quorum and Voting.* At any meeting of directors, no fewer than a majority of directors then in office must be present, in person and/or through any communications equipment, to constitute a quorum for such meeting, except that a majority of the remaining directors in office constitutes a quorum for filling a vacancy in the Board of Directors. At any meeting at which a quorum is present, all acts, questions and business which may come before the meeting shall be determined by a majority of votes cast by the directors present at such meeting, unless the vote of a greater number is required by the Articles, Regulations or Bylaws.

SECTION 4.11 *Committees.* The Board of Directors may from time to time appoint certain of its members (but in no event less than three (3)) to act as a committee or committees in the intervals between meetings of the Board of Directors and may delegate to such committee or committees powers to be exercised under the control and direction of the Board of Directors. Each such committee and each member thereof shall serve at the pleasure of the Board of Directors. Unless otherwise provided by the Board of Directors, a majority of the members of any committee appointed by the Board of Directors pursuant to this Section shall constitute a quorum at any meeting thereof and the act of a majority of the members present at a meeting at which a quorum is present shall be the act of such committee. Action may be taken by any such committee without a meeting by a writing signed by all its members. Any such committee shall prescribe its own rules for calling and holding meetings and its method of procedure, subject to any rules prescribed by the Board of Directors, and shall keep a written record of all action taken by it.

SECTION 4.12 *Action Without a Meeting.* Any action which may be taken at a meeting of directors may be taken without a meeting if authorized by a writing or writings signed by all the directors, which writing or writings shall be filed or entered upon the records of the Corporation.

SECTION 4.13 *Compensation of Directors.* The Board of Directors may allow compensation for attendance at meetings or for any special services, may allow compensation to members of any committee, and may reimburse any director for his expenses in connection with attending any Board of Directors or committee meeting.

SECTION 4.14 *Attendance at Meetings of Persons Who are not Directors.* Unless waived by a majority of directors in attendance, not less than twenty-four (24) hours before any regular or special meeting of the Board of Directors any director who desires the presence at such meeting of not more than one person who is not a director shall so notify all other directors, request the presence of such person at the meeting, and state the reason in writing. Such person will not be permitted to attend the directors' meeting unless a majority of the directors in attendance vote to admit such person to the meeting. Such vote shall constitute the first order of business for any such meeting of the Board of Directors. Such right to attend, whether granted by waiver or vote, may be revoked at any time during any such meeting by the vote of a majority of the directors in attendance. Notwithstanding anything to the contrary contained herein, this Section 4.14 shall not apply to (i) those individuals who attend the meeting at the request of the chairman of the meeting for the purpose of making presentations thereat, or (ii) any non-voting observer entitled to attend any such meeting pursuant to the terms and conditions of that certain Investor and Registration Rights Agreement, dated   , 20   , by and between the Corporation and   .

Article V

OFFICERS

SECTION 5.1 *General Provisions.* The Board of Directors shall elect a president, a secretary and a treasurer, and may elect a chairman of the board, one or more vice presidents, and such other officers and assistant officers as the Board of Directors may from time to time deem necessary. The chairman of the board, if any, shall be a director, but no one of the other officers need be a director. Any two or more offices may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required to be executed, acknowledged or verified by two or more officers.

SECTION 5.2 *Powers and Duties.* All officers, as between themselves and the Corporation, shall respectively have such authority and perform such duties as are customarily incident to their respective offices, and as may be specified from time to time by the Board of Directors, regardless of whether such authority and duties are customarily incident to such office. In the absence of any officers of the Corporation, or for any other reason the Board of Directors may deem sufficient, the Board of Directors may delegate for the time being, the powers or duties of such officer, or any of them, to any other officer or to any director. The Board of Directors may from time to time delegate to any officer authority to appoint and remove subordinate officers and to prescribe their authority and duties. Since the lawful purposes of this Corporation include the acquisition and ownership of real property, personal property and property in the nature of patents, copyrights and trademarks and the protection of the Corporation's property rights in its patents, copyrights and trademarks, each of the officers of this Corporation is empowered to execute any power of attorney necessary to protect, secure or vest the Corporation's interest in and to real property, personal property and its property protectable by patents, trademarks and copyright registration and to secure such patents, copyrights and trademark registrations.

SECTION 5.3 *Tenure of Office.* Each officer of the Corporation shall hold office at the pleasure of the Board of Directors until his successor has been elected or until his earlier resignation, removal from office or death. It shall not be necessary for the officers of the Corporation to be elected annually. The election or appointment of an officer for a given term, or a general provision in the Articles, Regulations or Bylaws with respect to term of office, shall not be deemed to create contract rights.

SECTION 5.4 *Removal.* Any officer may be removed, with or without cause, by the Board of Directors without prejudice to the contract rights, if any, of such officer.

SECTION 5.5 *Vacancies.* The Board of Directors may fill any such vacancy in any office occurring for whatever reason.

SECTION 5.6 *Compensation of Officers.* Unless compensation is otherwise determined by a majority of the directors at a regular or special meeting of the Board of Directors, or unless such determination is delegated by the Board of Directors to a committee thereof or to another officer or officers, the chairman of the board, or, if none, the president, from time to time shall determine the compensation to be paid to all officers and other employees for services rendered to the Corporation.

ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND OTHERS

SECTION 6.1 *Mandatory Indemnification.* The Corporation shall indemnify, to the fullest extent now or hereafter permitted by law, any director or officer who was or is a party or is threatened to be made a party to, or is involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereafter, a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, partner, trustee, employee or agent, against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, partner, trustee, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in Section 6.4 hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

SECTION 6.2 *Permissive Indemnification.* The Corporation may indemnify any employee or agent of the Corporation to an extent greater than that required by law only if and to the extent that the directors may, in their discretion, so determine.

SECTION 6.3 *Payment of Expenses.* Expenses, including attorneys' fees, incurred by a director or officer of the Corporation in defending any proceeding referred to in Section 6.1 hereof, shall be paid by the Corporation, in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount unless it shall ultimately be determined that he or she is entitled to be indemnified by the Corporation as authorized in this Article VI; which undertaking may be secured or unsecured, at the discretion of the Corporation.

SECTION 6.4 *Action to Compel Payment.* If a claim under Section 6.1 hereof is not paid in full by the Corporation within thirty (30) days after a written claim therefor has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to also be paid the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which makes it permissible under the Ohio General Corporation Laws for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Ohio General Corporation Laws, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

SECTION 6.5 *Nonexclusive Remedy.* The indemnification and advancement of expenses provided under this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any law, the Articles, these Regulations, any agreement, vote of shareholders or of disinterested directors or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office.

SECTION 6.6 *Contractual Obligation.* This Article VI shall be deemed to be a contract between the Corporation and each director or officer of the Corporation, or individual who is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, who serves in such capacity at any time while this Article VI is in effect, and any repeal, amendment or other modification of this Article VI shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

SECTION 6.7 *Savings Clause.* If this Article VI or any portion thereof shall be invalidated or found unenforceable of any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director, officer, employee or agent of the Corporation against expenses (including attorneys' fees), judgments, fines, excise taxes, penalties and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, to the full extent permitted by any applicable portion of this Article VI that shall not have been invalidated or found unenforceable, or by any other applicable law.

SECTION 6.8 *Insurance.* The Corporation may maintain insurance, at its expense, to protect itself and on behalf of any director, officer, employee or agent of the Corporation or individual serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or less, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Ohio General Corporation Laws.

ARTICLE VII

SECURITIES HELD BY THE CORPORATION

SECTION 7.1 *Transfer of Securities Owned by the Corporation.* All endorsements, assignments, transfers, stock powers, share powers or other instruments of transfer of securities standing in the name of the Corporation shall be executed for and in the name of the Corporation by the chairman of the board, or, if none, the president, or by any other person or persons as may be thereunto authorized by the Board of Directors.

SECTION 7.2 *Voting Securities Held by the Corporation.* The chairman of the board, or, if none, the president, in person or by another person thereunto authorized by the Board of Directors, in person or by proxy or proxies appointed by him, shall have full power and authority on behalf of the Corporation to vote, act and consent with respect to any securities issued by other corporations which the Corporation may own.

ARTICLE VIII

Seal

The directors may adopt a seal for the Corporation which shall be in such form and of such style as is determined by the directors. Failure to affix any such corporate seal shall not affect the validity of any instrument.

ARTICLE IX

Consistency with Articles of Incorporation

If any provisions of these Regulations shall be inconsistent with the Corporations' Articles of Incorporation (and as they may be amended from time to time), the Articles of Incorporation (as so amended at the time) shall govern.

ARTICLE X

Section Headings

The headings contained in these Regulations are for reference purposes only and shall not be construed to be part of and/or shall not affect in any way the meaning or interpretation of these Regulations.

ARTICLE XI

Amendments

Except as otherwise provided in the Corporation's Articles of Incorporation (and as they may be amended from time to time), these Regulations of the Corporation (and as it may be amended from time to time) may be amended or added to by the affirmative vote or the written consent of the shareholders of record entitled to exercise a majority of the voting power of such proposal; provided, however, that if an amendment or addition is adopted by written consent without a meeting of the shareholders, it shall be the duty of the secretary to enter the amendment or addition in the records of the Corporation, and to mail a copy of such amendment or addition to each shareholder of record who would be entitled to vote thereon and did not participate in the adoption thereof.

December 14, 2003 (Revised)

Special Committee of the Board of Directors
Corrpro Companies, Inc.
1090 Enterprise Drive
Medina, OH 44256

To the Members of the Special Committee of the Board of Directors:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the existing holders of common shares, without par value (the "Common Stock"), of Corrpro Companies, Inc., an Ohio corporation (the "Company") of the proposed Recapitalization Transactions (as defined below). The Recapitalization is expected to be effected pursuant to the Securities Purchase Agreement (the "Securities Purchase Agreement") by and between the Company and Corrpro Investments, LLC, a Delaware limited liability company ("Corrpro Investments") controlled by Wingate Partners III, L.P., a Delaware limited partnership (together with its assigns, "Wingate"), and certain related documents, including the express terms of the Series B Preferred Stock, the Wingate Warrant, the American Capital Commitment Letter and the CapitalSource Commitment Letter (as such terms are defined below) (collectively, the "Related Documents").

Under the terms of the proposed Recapitalization Transactions, (i) Corrpro Investments will make a cash investment of $13 million in the Company in exchange for the issuance of shares of a new series of Series B Cumulative Redeemable Voting Preferred Stock of the Company (the "Series B Preferred Stock"), with detachable common stock warrants to purchase 40.0% of the fully diluted Common Stock of the Company at a nominal cost (the "Wingate Warrants"); (ii) American Capital Strategies, Ltd. ("American Capital") will make a cash investment of $14 million in the Company in exchange for a new series of 12.5% senior secured subordinated notes of the Company (the "Subordinated Notes") with detachable common stock warrants to purchase 13.0% of the fully diluted common stock of the Company at a nominal cost, pursuant to a commitment letter dated December 15, 2003 (the "American Capital Commitment Letter"); (iii) CapitalSource Finance LLC ("CapitalSource") will provide a new $40 million Senior Credit Facility pursuant to a commitment letter dated December 15, 2003 (the "CapitalSource Commitment Letter"); and (iv) indebtedness under the Company's Amended and Restated Credit Agreement dated as of June 9, 2000 by and among the Company, its Canadian subsidiary, Bank One, NA as agent and certain lenders signatory thereto, as amended (the "Existing Credit Agreement"), and Note Purchase Agreement dated as of January 21, 1998, between the Company and The Prudential Insurance Company of America, as amended (the "Note Purchase Agreement"), will be refinanced (the foregoing transactions collectively, the "proposed Recapitalization Transactions"). The terms and conditions of the proposed Recapitalization Transactions are more fully set forth in the Securities Purchase Agreement and the Related Documents.

As a result of the Recapitalization Transactions, the Company's existing shareholders will experience significant dilution of their interests in the Company and will receive no consideration in respect of their shares.

In arriving at our opinion, we have reviewed and analyzed, among other things, (i) the Securities Purchase Agreement, the Related Documents, the Existing Credit Agreement and the Note Purchase Agreement, (ii) certain historical and current financial and operating information of the Company, (iii) certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company, including projected financial and operating data concerning the Company, (iv) the Company's common stock trading price history, (v) a comparison of the financial performance of the Company with that of certain other publicly-traded companies which we deemed reasonably comparable or otherwise relevant to our inquiry, (vi) the acquisition valuation multiples of certain recent extraordinary business combination transactions of companies which we deemed reasonably comparable to the Company or otherwise relevant to our inquiry, (vii) the results of a thorough refinancing and sale process conducted by us as financial advisor to the Company during the summer of 2003, and (viii) such other quantitative and qualitative reviews, analyses and inquiries as we deemed appropriate. In addition, we discussed the Company's history, current operations, financial condition, competitive positioning and growth opportunities with management, and reviewed such other information, financial studies, analyses, investigations and financial, economic and market criteria as we deemed relevant.

Due to the uniqueness of the Company and its businesses, the comparable companies and comparable transactions analyses may or may not be indicative of the Company's value. The results of the refinancing and sale process conducted by us during the summer of 2003 is a more direct indicator of the Company's value at that time, and accordingly, we gave those results relatively greater weight in reaching our conclusion. We also considered various qualitative factors, including but not limited to the lack of available financing alternatives, the Company's distressed financial condition and the potential effects on the Company of a failure to obtain additional financing in the near term. With your permission, we did not analyze the value of the Company on a discounted cash flow basis, primarily because such an analysis is of limited utility in valuing financially distressed entities with a demonstrated lack of financing alternatives. Also with your permission, we did not analyze the value of the Company on a liquidation basis.

We have assumed that the Company is not aware of any information that might be material to our opinion and has not been made available to us. Furthermore, we have assumed and relied upon the accuracy and completeness of the financial statements and other information provided to us by the Company, without independent verification of such information. We have relied upon the assurances of management that all such information has been prepared on a reasonable basis and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. In rendering this opinion, we have assumed that the Company will perform in all material respects in accordance with such projections and models for all periods specified therein. Although such projections and models did not form the principal basis for our opinion, but rather constituted one of many items that we employed, changes to such projections and models could affect the opinion rendered herein.

Except to the extent expressly provided herein, we have not attributed any particular weight to any analysis or factor considered by us, but rather have made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, our analyses must be considered as a whole. Considering any portion of such analyses or the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed herein. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we may become aware after the date hereof. This opinion may be reproduced in full and summarized in any proxy materials used to solicit necessary shareholder approvals for the proposed Recapitalization Transactions, but may not otherwise be used, reproduced, disseminated, quoted or referred to in any manner or for any purpose without our prior written approval.

We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuation or appraisal, nor did we assume any responsibility to obtain any such valuation or appraisal for the Company. Our opinion is based on economic, monetary, political, regulatory, market and other conditions existing and which can be evaluated as of the date hereof; however, such conditions are subject to rapid and unpredictable change and such changes could affect the conclusions expressed herein. We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness of all legal and accounting advice given to the Company, the Board of Directors and the Special Committee of the Board of Directors, including, without limitation, advice as to the accounting and tax consequences of the transactions contemplated by the Securities Purchase Agreement and the Related Documents to the Company and the holders of the Common Stock.

We have further assumed that (i) the Recapitalization Transactions will be consummated in accordance with the terms and conditions set forth in the Securities Purchase Agreement and the Related Documents without any waiver of any material term or condition and that the conditions to the consummation of such transactions set forth in the Securities Purchase Agreement and the Related Documents will be satisfied without material unanticipated expense; (ii) there is not now, and there will not as a result of the consummation of the transactions contemplated by the Securities Purchase Agreement be, any default, or event of default, under any indenture, credit agreement or other material agreement or instrument to which the Company or any of its subsidiaries or affiliates is a party; and (iii) all material assets and liabilities of the Company are, to the extent required to be so set forth or disclosed under generally accepted accounting principles, as set forth or disclosed in its consolidated financial statements.

Brown, Gibbons, Lang & Company Securities, Inc. ("BGL") is regularly engaged in the evaluation of capital structures, the valuation of businesses and their securities in connection with mergers and acquisitions, competitive biddings, private placements, financial restructurings and other financial services. BGL has and is currently acting as financial advisor to the Special Committee of the Board of Directors of the Company, and has and will receive customary fees for such services. A significant portion of BGL's financial advisory fee is payable on consummation of the transactions contemplated by the Securities Purchase Agreement and the Related Documents. The Company has agreed to reimburse BGL's reasonable expenses, and indemnify BGL against certain liabilities arising out of or in connection with the services rendered by BGL.

Our opinion addresses only the fairness from a financial point of view to the Company's existing non-management shareholders of the Recapitalization Transactions, and we do not express any views on any other terms of the transactions contemplated by the Securities Purchase Agreement and the Related Documents. We also are not recommending that the Company, the Special Committee of the Board of Directors, the Board of Directors, any of its shareholders or any other person should take any specific action in connection with the transactions contemplated by the Securities Purchase Agreement, including without limitation, how any shareholder should vote on any matter relevant to such transactions. Our opinion does not constitute a recommendation of such transactions over any alternative transactions that may be available to the Company or the holders of the Company's common stock, and does not address the Company's underlying business decision to effect such transactions. No opinion is expressed as to whether any alternative transaction might be more favorable to the existing non-management shareholders than the proposed Recapitalization Transactions. Finally, we are not opining as to the market value or the prices at which any of the common stock of the Company has traded or may trade at any time, nor as to the proper allocation of value in the transactions contemplated by the Securities Purchase Agreement.

This opinion is rendered to and intended for the benefit and use of the Special Committee of the Board of Directors of the Company and, on its behalf, the Board of Directors of the Company, in connection with consideration of the Recapitalization Transactions. Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Recapitalization Transactions, taken as a whole, are fair to the Company's existing non-management shareholders from a financial point of view.

Sincerely,

Brown, Gibbons, Lang & Company Securities, Inc.

Brown, Gibbons, Lang & Company Securities, Inc.

American Capital Warrant

[To Come]

[CORRPRO LOGO]

World Headquarters
1090 Enterprise Drive
Medina, OH 44256
Tel: 330/723-5082 — Fax: 330/723-0694
http://www.corrpro.com

CORRPRO COMPANIES, INC.
1090 ENTERPRISE DRIVE — MEDINA, OHIO 44256
PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE SPECIAL SHAREHOLDERS MEETING
TO BE HELD ON _____, [FEBRUARY] ___, 2004

<R>

The undersigned hereby appoints Joseph W. Rog and John D. Moran, or either of them, each with full power of substitution, attorney and proxy (the "Proxies") for and in the name and place of the undersigned, to vote all of the shares of common stock, without par value ("Shares"), of Corrpro Companies, Inc., which the undersigned could vote if personally present at the Special Shareholders Meeting to be held on [February] ___, 2004, beginning at 10:00 A.M. local time, at [   ], or at any adjournment or postponement thereof, upon the proposals set forth on the below and as described in the proxy statement for such meeting and, in their discretion, upon all matters incident to the conduct of the Special Shareholders Meeting and such other matters as may properly be brought before the Special Shareholders Meeting.
</R>
<R>

Please mark vote in box in the following manner using dark ink only: X
</R>

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOLLOWING PROPOSALS:

<R>
1. PROPOSAL ONE: TO APPROVE THE TRANSACTIONS CONTEMPLATED BY THE SECURITIES PURCHASE AGREEMENT, INCLUDING THE ISSUANCE OF PREFERRED STOCK AND THE PURCHASER WARRANT AND COMMON STOCK ISSUABLE THEREUNDER, AND TO ADOPT AMENDMENTS TO THE ARTICLES OF INCORPORATION TO IMPLEMENT THE TRANSACTIONS.
</R>

☐ FOR   ☐ AGAINST   ☐ ABSTAIN

2. PROPOSAL TWO: TO APPROVE THE ISSUANCE OF THE AMERICAN CAPITAL WARRANT AND COMMON STOCK ISSUABLE THEREUNDER.

☐ FOR   ☐ AGAINST   ☐ ABSTAIN

3. PROPOSAL THREE: TO ADOPT AN AMENDMENT TO THE ARTICLES OF INCORPORATION TO PROVIDE THAT THE OHIO CONTROL SHARE ACQUISITION ACT SHALL NOT APPLY TO ACQUISITIONS OF THE COMPANY'S SECURITIES.

☐ FOR   ☐ AGAINST   ☐ ABSTAIN

4. PROPOSAL FOUR: TO ADOPT AN AMENDMENT TO THE ARTICLES OF INCORPORATION TO PERMIT THE SERIES B PREFERRED STOCK TO HAVE PREEMPTIVE RIGHTS.

☐ FOR   ☐ AGAINST   ☐ ABSTAIN

5. PROPOSAL FIVE: TO ADOPT AN AMENDMENT TO THE CODE OF REGULATIONS TO DECLASSIFY THE BOARD OF DIRECTORS.

☐ FOR   ☐ AGAINST   ☐ ABSTAIN

6. PROPOSAL SIX: TO ADOPT CERTAIN AMENDMENTS TO THE CODE OF REGULATIONS REQUIRED TO IMPLEMENT THE TRANSACTIONS CONTEMPLATED BY THE SECURITIES PURCHASE AGREEMENT.

☐ FOR   ☐ AGAINST   ☐ ABSTAIN

7. PROPOSAL SEVEN: TO ADOPT AN AMENDMENT TO THE CODE OF REGULATIONS TO INCREASE THE MINIMUM TIME PERMITTED FOR NOTICE OF SHAREHOLDERS MEETINGS.

☐ FOR   ☐ AGAINST   ☐ ABSTAIN

IMPORTANT — THIS PROXY MUST BE SIGNED AND DATED ON THE REVERSE SIDE.

(Continued from other side)

8. PROPOSAL EIGHT: TO GRANT DISCRETIONARY AUTHORITY TO THE BOARD TO ADJOURN OR POSTPONE THE MEETING FOR THE PURPOSE OF SOLICITATION WITH RESPECT TO THE PROPOSALS.

☐ FOR   ☐ AGAINST   ☐ ABSTAIN

In their discretion, the Proxies are authorized to vote upon all other matters as may properly come before the meeting or any adjournment or postponement thereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED IN THE SPACE PROVIDED. TO THE EXTENT NO DIRECTIONS ARE GIVEN, THEY WILL BE VOTED FOR PROPOSALS 1, 2, 3, 4, 5, 6, 7 AND 8, AND, IN THE DISCRETION OF THE PROXIES, UPON ANY OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF. THIS PROXY MAY BE REVOKED AT ANY TIME PRIOR TO ITS EXERCISE.

Dated _____, 2004

_____
Signature

_____
Signature (if jointly held)

Please sign exactly as your name(s) appear(s) on this Proxy. When Shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

This signed Proxy revokes all proxies previously given by the undersigned to vote at the Special Shareholders Meeting or any adjournment or postponement thereof. The undersigned hereby acknowledges receipt of the Notice of Special Shareholders Meeting and the Proxy Statement relating to the Special Shareholders Meeting.

Telephone Voting Instructions

YOU CAN VOTE YOUR SHARES BY TELEPHONE 24 HOURS A DAY

We encourage you to take advantage of this convenient way to vote your shares. If voting by proxy, you may vote by mail, or choose the method described below. Your telephone vote has the same effect as if you marked, signed and returned your proxy card. Votes by telephone must be received by _____, _____, 2004. To vote by telephone, read the accompanying proxy statement and then follow these easy steps:

• Call toll free [   ] in the United States or Canada any time on a touch tone telephone. There is no charge to you for the call.

• Enter Holder Account Number (excluding the letter "C") and Proxy Access Number located below.

• Follow the simple recorded instructions.

Option 1:   To vote as the Board of Directors recommends on ALL proposals:
              press 1. When asked, please confirm your vote by pressing 1.

Option 2:   If you choose to vote on EACH proposal separately, press 0 and follow the simple recorded instructions.

Holder Account Number _____   Proxy Access Number _____

If you vote by telephone, please DO NOT mail back this proxy card.